QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on January 12, 2005.

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-8
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

HYDROGENICS CORPORATION–CORPORATION HYDROGENIQUE
(Exact name of Registrant as specified in its charter)

Canada	3629	Not applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

5985 McLaughlin Road
Mississauga, Ontario, L5R 1B8, Canada
(905) 361-3660
(Address and telephone number
of Registrant's principal executive offices)

CT Corporation System
111 Eighth Avenue
New York, NY 10011
(212) 894-8400
(Name, address (including zip code) and telephone number (including area code)
of agent for service in the United States)

Copies to:
Mark L. Mandel, Esq. White & Case LLP 1155 Avenue of the Americas New York, New York 10036 United States (212) 819-8546	Mark A. Trachuk, Esq. Osler, Hoskin & Harcourt LLP 1 First Canadian Place Toronto, Ontario M5X 1B8 Canada (416) 362-2111

Approximate date of commencement of proposed sale of the securities to the public:
As soon as practicable after this Registration Statement becomes effective.

        This Registration Statement and any amendment thereto shall become effective upon filing with the Commission in accordance with Rule 467(a).

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction's shelf prospectus offering procedures, check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per share	Proposed maximum aggregate offering price	Amount of registration fee(1)

common shares	29,240,137	(1)	(1)	$11,405(2)

(1)
In accordance with General Instruction IV.G(1) of Form F-8, the registration fee has been calculated on the basis of the market value of common shares of Stuart Energy Systems Corporation as of December 20, 2004, of Cdn.$119,153,558 (U.S.$96,895,674). Such value is calculated based upon a market value per common share of Cdn.$4.075 (U.S.$3.3138) (based upon the average of the high and low prices for such common shares on the Toronto Stock Exchange on December 20, 2004). For purposes of this calculation, Cdn.$1.00 = U.S.$0.8132 which is the inverse of the Federal Reserve Bank of New York's Noon Buying Rate for Canadian dollars on December 20, 2004.
(2)
The registration fee includes $877 previously paid in connection with the Registrant's Registration Statement on Form F-8 (Registration No. 333-120943).

If, as a result of stock splits, stock dividends or similar transactions, the number of securities purported to be registered on this Registration Statement changes, the provisions of Rule 416 shall apply to this Registration Statement.

        Pursuant to Rule 429 under the Securities Act of 1933, the Prospectus included in this Registration Statement also relates to the $6,290,338 maximum aggregate offering price of common shares previously registered under the Registrant's Registration Statement on Form F-8 (Registration No. 333-120943). This Registration Statement constitutes Post-Effective Amendment No. 1 to the Registrant's Registration Statement on Form F-8 (Registration No. 333-120943).

PART I

INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

Item 1.    Home Jurisdiction Documents

  Letter to Shareholders of Stuart Energy Systems Corporation
  Offer to Purchase and Circular dated November 30, 2004
  Letter of Acceptance and Transmittal
  Notice of Guaranteed Delivery
  Notice of Extension of the Offer to Purchase dated January 6, 2005

Item 2.    Informational Legends

        See the cover page of the Offer to Purchase and Circular dated November 30, 2004

Item 3.    Incorporation of Certain Information by Reference

        See Annex A under the headings "Information Concerning Hydrogenics Corporation — Documents Incorporated by Reference" and "Documents Incorporated by Reference Regarding Stuart Energy" in the Offer to Purchase and Circular dated November 30, 2004

Item 4. List of Documents Filed with the Commission

        See the heading "Documents Filed as part of the U.S. Registration Statement" in the Offer to Purchase and Circular dated November 30, 2004

I-1

November 30, 2004

Dear Stuart Energy Shareholder;

        On behalf of the Board of Directors and management of Hydrogenics Corporation, we are pleased to enclose our Offer to purchase all of the outstanding common shares of Stuart Energy Systems Corporation. We believe you will find our Offer attractive, both for its full and fair valuation of your Stuart Energy common shares and for the opportunity it creates for you to continue as a shareholder of the combined company. This transaction is strategically and financially compelling, bringing together two of the hydrogen industry's established and highly regarded companies to create a new business platform with the scale and financial strength to compete and grow successfully into the future.

        Under the Offer, you will be entitled to receive 0.74 Hydrogenics common shares for each of your Stuart Energy common shares. The Offer was announced on November 10, 2004, prior to the opening of trading on the Toronto Stock Exchange (the "TSX"). Based on the November 9, 2004 TSX closing prices of $2.82 per Stuart Energy common share and $5.59 per Hydrogenics common share, the Offer valued each Stuart Energy common share at $4.14, representing a 47% premium over the November 9, 2004 TSX closing price of the Stuart Energy common shares and 32% premium based on the 20 day volume-weighted average trading price of the Stuart Energy common shares on the TSX and the Hydrogenics common shares on NASDAQ.

        We encourage you to read the terms and conditions of our Offer provided in this package. To help you understand these formal documents, we also encourage you to:

  •
  consult with your financial advisor

  •
  visit our website at www.hydrogenics.com

        We want you to make an informed choice because we believe the more you know about Hydrogenics and the opportunities for the combined company, the more you will want to take advantage of our Offer.

        Included in this package is the Directors' Circular in respect of the Offer prepared by the Board of Directors of Stuart Energy in which it unanimously recommends that Stuart Energy shareholders accept our Offer. In making its recommendation, the Stuart Energy Board concluded that the Offer is in the best interests of Stuart Energy and that the Offer is fair to Stuart Energy shareholders.

Reasons to Accept the Offer and Benefits of the Combination

        We believe the Offer represents an attractive opportunity for you to realize fair value for your common shares and that all Stuart Energy shareholders should accept the Offer. We believe that the combination of Hydrogenics and Stuart Energy will produce the following valuable benefits:

  •
  Increased Scale — The acquisition potentially doubles Hydrogenics' stand-alone revenues and will position Hydrogenics with US$120 million in cash and short-term investments. The combination will expand the list of strategic partners and strengthen our management team and global reach. The combined complementary strengths of Hydrogenics and Stuart Energy will enhance Hydrogenics' product, technology and intellectual property portfolio, positioning it for further sustainable growth in the manufacturing of fuel cell test and diagnostic equipment, the development of on-site generation for hydrogen, and the manufacturing of fuel cell power products.

  •
  Increased Revenue — The combination is expected to be accretive to revenue immediately, and accretive to EBITDA and cash flow in year two, following payment of integration costs.

  •
  Substantial Cost Savings — The combination offers significant synergies due to the complementary businesses as well as common locations. We expect to realize cost savings from the elimination of duplicate infrastructures, processes and systems as well as from the economies derived from the increased scale of operations.

  •
  Increased Liquidity and Portfolio Play — The Offer provides an opportunity for shareholders to achieve better trading liquidity on both the TSX and NASDAQ and a tremendous portfolio play on the hydrogen economy.

        The Offer will be open for acceptance until 12:01 a.m., Toronto time, on January 6, 2005 unless the Offer is extended or withdrawn. To accept the Offer, you will need to complete the enclosed Letter of Acceptance and Transmittal (printed on blue paper) or a facsimile thereof, and return it in the envelope provided before January 6, 2005. A shareholder wishing to accept the Offer whose Stuart Energy common shares are held in the name of a nominee should request the broker, investment dealer, bank, trust company or other nominee to deposit such shareholder's common shares.

        We ask you to consider our Offer and invite you to join us in building a strong, competitive, valuable, international and pre-eminent hydrogen and fuel cell product company.

Yours very truly,

Pierre Rivard
President and Chief Executive Officer

2

This document is important and requires your immediate attention. If you are in doubt as to how to deal with it, you should consult your investment dealer, broker, bank manager, lawyer or other professional advisor. No securities regulatory authority in Canada or the United States has expressed an opinion about, or passed upon the fairness or merits of, the Offer contained in this document, approved or disapproved of the securities offered pursuant to such Offer or the accuracy or adequacy of the information contained in this document and it is a criminal offence to claim otherwise.

November 30, 2004

OFFER TO PURCHASE
all of the outstanding common shares of
STUART ENERGY SYSTEMS CORPORATION
on the basis of
0.74 common shares of Hydrogenics Corporation for every common share of
Stuart Energy Systems Corporation
by
HYDROGENICS CORPORATION

        Hydrogenics Corporation (the "Offeror") hereby offers (the "Offer") to purchase all of the outstanding common shares (the "Stuart Energy Common Shares") of Stuart Energy Systems Corporation (the "Company"). Under the Offer, holders of Stuart Energy Common Shares (the "Shareholders") will be entitled to receive 0.74 common shares (the "Hydrogenics Common Shares") of the Offeror for each Stuart Energy Common Share. The Offer will be open for acceptance until 12:01 a.m., Toronto time, on January 6, 2005 unless the Offer is extended or withdrawn by the Offeror (the "Expiry Time").

The board of directors of Stuart Energy has unanimously recommended that Shareholders ACCEPT the Offer. For further information, refer to the directors' circular accompanying this Offer.

        Certain of Stuart Energy's principal Shareholders and all of its directors and officers holding in the aggregate approximately 37% of the outstanding Stuart Energy Common Shares have irrevocably agreed to accept the Offer and tender their Stuart Energy Common Shares under the Offer. See Section 4 of the Circular, "Agreements Relating to the Offer — Lock-Up Agreement".

        The Offer is subject to certain conditions, including there being validly deposited under the Offer and not withdrawn, at the Expiry Time, that number of Stuart Energy Common Shares which, together with Stuart Energy Common Shares owned by the Offeror and its affiliates, constitutes at least 66 2/3% of the outstanding Stuart Energy Common Shares (on a fully diluted basis). Each of the conditions of the Offer is set forth in Section 4 of the Offer to Purchase, "Conditions of the Offer".

        The Hydrogenics Common Shares are listed and posted for trading on the Toronto Stock Exchange ("TSX") under the symbol "HYG" and on the NASDAQ Stock Market ("NASDAQ") under the symbol "HYGS". The Stuart Energy Common Shares are listed and posted for trading on the TSX under the symbol "HHO".

        The Offer was announced on November 10, 2004, prior to the opening of trading on the TSX. Based on the November 9, 2004 TSX closing prices of $2.82 per Stuart Energy Common Share and $5.59 per Hydrogenics Common Share, at the time of the announcement the Offer valued each Stuart Energy Common Share at $4.14, representing a 47% premium over the closing price. The Offer also represents a premium of 32% based on the volume-weighted average trading prices of the Stuart Energy Common Shares on the TSX and Hydrogenics Common Shares on NASDAQ for the 20 trading day period ending on November 9, 2004. See "Summary — The Offer".

        The TSX closing prices of the Stuart Energy Common Shares and Hydrogenics Common Shares on November 30, 2004 were $4.47 and $6.15, respectively.

The Dealer Manager for this Offer is:
 CIBC World Markets Inc.

        Shareholders who wish to accept the Offer must properly complete and duly execute the accompanying Letter of Acceptance and Transmittal (printed on blue paper) or a facsimile thereof and deposit it, together with certificates representing their Stuart Energy Common Shares, in accordance with the instructions in the Letter of Acceptance and Transmittal. Alternatively, Shareholders may follow the procedures for guaranteed delivery set forth in Section 3 of the Offer to Purchase, "Manner of Acceptance — Procedure for Guaranteed Delivery", using the accompanying Notice of Guaranteed Delivery (printed on green paper) or a facsimile thereof. Persons whose Stuart Energy Common Shares are registered in the name of a broker, dealer, bank, trust company or other nominee should contact such registered holder for assistance if they wish to accept the Offer.

        Questions and requests for assistance may be directed to the Dealer Manager or to the Depositary. Additional copies of this document, the Letter of Acceptance and Transmittal and the Notice of Guaranteed Delivery may also be obtained without charge from the Dealer Manager or the Depositary at their respective addresses shown on the last page of this document.

        The Offeror has applied to the TSX and NASDAQ to list the Hydrogenics Common Shares to be issued to Shareholders in connection with the Offer. Listing will be subject to the Offeror fulfilling all of the listing requirements of such exchanges.

        This document does not constitute an offer or a solicitation to any Person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

        The Offer is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare the Offer to Purchase and Circular in accordance with the disclosure requirements of Canada. The Offer is subject to applicable disclosure requirements in Canada. Shareholders should be aware that such requirements are different from those in the United States. Financial information included or incorporated by reference herein has been derived from publicly available financial statements which have been prepared in accordance with Canadian generally accepted accounting principles and thus may not be comparable to financial statements of U.S. companies.

        The enforcement by Shareholders of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that the Offeror is incorporated under the federal laws of Canada and that all of its officers and the majority of its directors are residents of Canada, that the experts named in the Circular and the Dealer Manager are residents of Canada and that all or a substantial portion of the assets of the Offeror and said Persons may be located outside the United States.

        The enforcement by Shareholders of civil liabilities under U.S. securities laws may also be affected adversely by the fact that the Company is incorporated under the federal laws of Canada and that the majority of its officers and directors are residents of Canada and that all or a substantial portion of the assets of the Company and said Persons may be located outside the United States.

        THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS OFFER AND CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

        Shareholders should be aware that the Offeror or its affiliates, directly or indirectly, may bid for or make purchases of Stuart Energy Common Shares, or of related securities of the Company, during the period of the Offer, as permitted by applicable Canadian laws or provincial laws or regulations. See Section 12 of the Offer to Purchase, "Market Purchases".

        This document does not address any U.S. federal income tax consequences of the Offer to Shareholders. Shareholders should be aware that the transactions described herein may have tax consequences in the

United States and in Canada. Accordingly, Shareholders in the United States should consult their own tax advisors with respect to their particular circumstances and tax considerations applicable to them.

FORWARD-LOOKING STATEMENTS

        Certain statements contained in the accompanying Circular under "Background to the Offer" and "Purpose of the Offer and Plans for the Company", in addition to certain statements contained elsewhere in this document, are "forward-looking statements" and are prospective. Such forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by such forward-looking statements.

EXCHANGE RATES

        On November 30, 2004, the noon buying rate in New York City for cable transfers in Canadian dollars was CDN$1.00 equals US$0.8402. The following table sets forth, for each period presented, the high and low exchange rates, the average of the exchange rates on the last day of each month during the period indicated and the exchange rates at the end of the period indicated for one Canadian dollar expressed in U.S. dollars, based on the inverse of the noon buying rate for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York (the "noon-buying rate").

	Year Ended December 31,
						Nine Months Ended September 30, 2004
	1999	2000	2001	2002	2003
End of period	$0.6925	$0.6669	$0.6279	$0.6329	$0.7710	$0.7906
Average for period	0.6745	0.6725	0.6444	0.6368	0.7146	0.7531
High for period	0.6925	0.6969	0.6697	0.6612	0.7733	0.7906
Low for period	0.6535	0.6410	0.6241	0.6209	0.6382	0.7158

i

GLOSSARY

        In the Offer to Purchase and the accompanying Circular, unless the subject matter or context is inconsistent therewith, the following terms have the meanings set forth below:

"Acquisition Proposal" has the meaning set forth in Section 4 of the Circular, "Agreements Related to the Offer — Support Agreement";

"affiliate" has the meaning set forth in the Securities Act (Ontario);

"AMF" means the Agence nationale d'encadrement du secteur financier;

"Appointee" has the meaning set forth in Section 3 of the Offer to Purchase, "Manner of Acceptance — Power of Attorney";

"associate" has the meaning set forth in the CBCA;

"CBCA" means the Canada Business Corporations Act, as amended;

"CDS" means The Canadian Depository for Securities Limited;

"Circular" means the accompanying circular forming part of the Offer which, together with the Offer to Purchase, constitutes the take-over bid circular required under applicable Canadian provincial securities Laws with respect to the Offer;

"Company" or "Stuart Energy" means Stuart Energy Systems Corporation, a corporation governed by the federal laws of Canada;

"Company Executives" has the meaning set forth in Section 12 of the Circular, "Arrangements, Agreements or Understandings";

"Company Material Adverse Effect" means any change, effect, event, occurrence or state of facts that is, or would reasonably be expected to be, material and adverse to the assets, business, operations or financial condition (including cash resources) of the Company and its Material Subsidiaries taken as a whole other than effects relating to (a) any change, effect, event, occurrence or state of facts relating to the North American economy or securities markets in general; (b) changes affecting generally the industries in which the Company or any of its Subsidiaries conducts business; (c) any natural disaster or any acts of terrorism, sabotage, military action or war (whether or not declared) or any escalation or worsening thereof; or (d) any change in the market price or trading volume of the Stuart Energy Common Shares;

"Compulsory Acquisition" has the meaning set forth in Section 6 of the Circular, "Acquisition of Stuart Energy Common Shares Not Deposited — Compulsory Acquisition";

"Dealer Manager" means CIBC World Markets Inc;

"Depositary" means CIBC Mellon Trust Company;

"Deposit Period" means the period commencing on the date hereof and ending at the Expiry Time;

"Deposited Securities" has the meaning set forth in Section 3 of the Offer to Purchase, "Manner of Acceptance — Dividends and Distributions";

"Distributions" has the meaning set forth in Section 3 of the Offer to Purchase, "Manner of Acceptance — Dividends and Distributions";

"Effective Date" means the date on which the Offeror first pays for Stuart Energy Common Shares deposited to the Offer;

"Eligible Institution" means a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP);

"Expiry Time" means 12:01 a.m., Toronto time, on January 6, 2005, or such later time and date as may be fixed by the Offeror from time to time pursuant to Section 5 of the Offer to Purchase, "Extension and Variation of the Offer";

"Extension Date" has the meaning set forth in Section 12 of the Circular, "Agreements, Arrangements and Understandings";

"fully diluted basis" means, with respect to the number of outstanding Stuart Energy Common Shares at any time, such number of outstanding Stuart Energy Common Shares calculated assuming that all outstanding Stuart Energy Options and other rights to purchase Stuart Energy Common Shares are exercised in full and that any outstanding convertible securities of the Company are converted;

"going private transactions" has the meaning set forth in Section 6 of the Circular, "Acquisition of Stuart Energy Common Shares Not Deposited — Subsequent Acquisition Transactions";

"Governmental Entity" means (a) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign; (b) any subdivision, agent, commission, board, or authority of any of the foregoing; (c) any self-regulatory authority; (d) the TSX and NASDAQ; or (e) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

"Greenlight" means Greenlight Power Technologies, Inc.;

"Hydrogenics Common Shares" means the common shares of the Offeror;

"Hydrogenics Option Plan" means the Employee Stock Option Plan of Hydrogenics dated April 19, 2000, as amended and restated on May 30, 2003;

"Hydrogenics Options" means options to acquire Hydrogenics Common Shares;

"in-the-money" means, in respect of Stuart Energy Options outstanding as of a particular date, such of them that have an exercise price per Stuart Energy Option that is less than the average trading price of the Stuart Energy Common Shares on the TSX on the day on which the TSX is open for trading that is immediately prior to the relevant date;

"Laws" means all laws (including common law), by-laws, statutes, rules, regulations, principles of law, orders, ordinances, judgments, decrees or other requirements and the terms and conditions of any grant of approval, permission, authority or licence of any Governmental Entity, and the term "applicable" with respect to such Laws and in a context that refers to one or more Persons, means such Laws as are applicable to such Person or its business, undertaking, property or securities and emanate from a Person having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;

"Letter of Acceptance and Transmittal" means the letter of acceptance and transmittal in the form printed on blue paper accompanying the Offer to Purchase and Circular;

"Lock-Up Agreement" has the meaning set forth in Section 4 of the Circular, "Agreements Relating to the Offer — Lock-Up Agreement";

"Locked-Up Shareholders" means, collectively, Dr. Hugo Vandenborre, Samuel C. Johnson 1996 Trust, Samuel C. Johnson 1988 Trust I, Newstar Technology Limited, Mercator Verzekeringen N.V., Robert S. Torokvei, Douglas S. Alexander, Barrie Cook, Kelly T. Grindle, Peter C. Johnson, Jon Slangerup, Andrew T.B. Stuart, Robert W. Campbell, George P. Kempff, R. Randall MacEwen, Bart Van Ouytsel and Peter Wressell, and "Locked-Up Shareholder" means any one of them;

"Material Subsidiaries" in respect of the Company means Vandenborre, Stuart Energy Europe N.V., and The Electrolyser Corporation Ltd., and in respect of the Offeror means Greenlight and EnKat GmbH;

"Minimum Condition" has the meaning set forth in paragraph (a) of Section 4 of the Offer to Purchase, "Conditions of the Offer";

"NASDAQ" means the NASDAQ Stock Market;

"Non-Resident Shareholder" has the meaning set forth in Section 14 of the Circular, "Certain Canadian Federal Income Tax Considerations";

"Notice of Guaranteed Delivery" means the notice of guaranteed delivery in the form printed on green paper accompanying the Offer to Purchase and Circular;

"Offer" means the offer to purchase Stuart Energy Common Shares made hereby to Shareholders, the terms and conditions of which are set forth in the Offer to Purchase, the Circular, the Letter of Acceptance and Transmittal and the Notice of Guaranteed Delivery;

"Offered Consideration" has the meaning set forth in Section 1 of the Offer to Purchase, "The Offer";

"Offeree" has the meaning set forth in Section 6 of the Circular, "Acquisition of Stuart Energy Common Shares not Deposited — Compulsory Acquisition";

"Offeror" or "Hydrogenics" means Hydrogenics Corporation, a corporation governed by the federal laws of Canada;

"Offeror Material Adverse Effect" or "Hydrogenics Material Adverse Effect" means any change, effect, event, occurrence or state of facts that is, or would reasonably be expected to be, material and adverse to the assets, business, operations or financial condition (including cash resources) of the Offeror and its Material Subsidiaries taken as a whole, other than effects relating to (i) any change, effect, event, occurrence or state of facts relating to the North American economy or securities markets in general, (ii) changes affecting generally the industries in which the Offeror or any of its Subsidiaries conducts business, (iii) any natural disaster or any acts of terrorism, sabotage, military action or war (whether or not declared) or any escalation or worsening thereof, or (iv) any change in the market price or trading volume of the Hydrogenics Common Shares;

"Offeror's Notice" has the meaning set forth in Section 6 of the Circular, "Acquisition of Stuart Energy Common Shares not Deposited — Compulsory Acquisition";

"Offer to Purchase" means the accompanying offer to purchase forming part of the Offer which, together with the Circular, constitutes the take-over bid circular required under applicable Canadian provincial securities Laws with respect to the Offer;

"OSC" means the Ontario Securities Commission;

"Person" includes any individual, body corporate, partnership, limited partnership, limited liability company, unlimited liability company, joint venture, or any form of unincorporated entity;

"Pledged Shares" has the meaning set forth in Section 12 of the Circular, "Agreements, Arrangements and Understandings";

"Policy Q-27" means Policy Statement Q-27 — Protection of Minority Securityholders in the Course of Certain Transactions, of the AMF, as amended;

"Purchased Securities" has the meaning set forth in Section 3 of the Offer to Purchase, "Manner of Acceptance — Power of Attorney";

"Regulations" has the meaning set forth in Section 6 of the Circular, "Acquisition of Stuart Energy Common Shares Not Deposited — Subsequent Acquisition Transactions";

"Resident Shareholder" has the meaning set forth in Section 14 of the Circular, "Certain Canadian Federal Income Tax Considerations";

"Rule 61-501" means Rule 61-501 of the OSC, as amended;

"SEC" means the United States Securities and Exchange Commission;

"Shareholder" means a holder of Stuart Energy Common Shares;

"Soliciting Dealer" has the meaning set forth in Section 16 of the Circular, "Financial Advisor, Dealer Manager and Soliciting Dealer Group";

"Soliciting Dealer Group" has the meaning set forth in Section 16 of the Circular, "Financial Advisor, Dealer Manager and Soliciting Dealer Group";

"Stuart Energy Common Shares" means common shares of the Company as constituted on the date hereof;

"Stuart Energy Option Plan" means the Employee Stock Option Plan of the Company adopted December 10, 1999, as amended by special resolutions of the Shareholders dated July 21, 2000, September 25, 2001, September 8, 2004 and November 29, 2004;

"Stuart Energy Options" means options to acquire Stuart Energy Common Shares;

"Subject Shares" means, collectively, all of the Stuart Energy Common Shares owned by the Locked-Up Shareholders, including any Stuart Energy Common Shares received on the exercise of any securities of the Company convertible or exercisable into Stuart Energy Common Shares, over which a Locked-Up Shareholder may exercise direction or control;

"Subsequent Acquisition Transaction" has the meaning set forth in Section 6 of the Circular, "Acquisition of Stuart Energy Common Shares Not Deposited — Subsequent Acquisition Transactions";

"Subsidiaries" means collectively, in respect of a body corporate, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by the body corporate and shall include any body corporate, partnership, joint venture or other entity over which the body corporate exercises direction or control or which is in a like relation to a subsidiary;

"Superior Proposal" has the meaning set forth in Section 4 of the Circular, "Agreements Relating to the Offer — Support Agreement";

"Support Agreement" has the meaning set forth in Section 4 of the Circular, "Agreements Relating to the Offer — Support Agreement";

"Tax Act" means the Income Tax Act (Canada), as amended;

"Transition Date" means the earlier of (i) the date of termination of the Support Agreement and (ii) the appointment or election to the board of directors of the Company of Persons designated by the Offeror who represent a majority of the directors of the Company;

"Trigger Event" shall be deemed to occur when, on any day up to the second trading day immediately prior to the first date on which the Offeror may take-up and pay for Stuart Energy Common Shares pursuant to the Offer, the ten day volume-weighted average trading price of a Hydrogenics Common Share, based on trading on NASDAQ, calculated on a rolling basis for each consecutive trading day after November 10, 2004, is less than $4.80 (with all trading prices on a given trading day being converted to Canadian dollars at the noon spot U.S./Canadian dollar exchange rate posted by the Bank of Canada for such trading day);

"TSX" means the Toronto Stock Exchange; and

"Vandenborre" means Vandenborre Technologies N.V.

SUMMARY

        The following is a summary of the Offer only, is not intended to be complete and is qualified by the more detailed information contained elsewhere in the Offer to Purchase and Circular. Certain capitalized words and terms used in this Summary are defined in the Glossary. All currency amounts expressed herein, unless otherwise indicated, are expressed in Canadian dollars. Shareholders are urged to read carefully the more detailed information about the Offeror, the Offer and the Hydrogenics Common Shares provided elsewhere in the Offer to Purchase and Circular, and in the documents incorporated by reference therein, including the consolidated pro forma financial statements and notes.

The Offer

        The Offeror is offering to purchase, upon the terms and subject to the conditions of the Offer, all of the issued and outstanding Stuart Energy Common Shares, including Stuart Energy Common Shares which may become outstanding on the exercise of Stuart Energy Options or other rights to purchase Stuart Energy Common Shares, on the basis of 0.74 Hydrogenics Common Shares for every Stuart Energy Common Share. Assuming that all of the Stuart Energy Common Shares that are issued and outstanding as of November 30, 2004 (and all Stuart Energy Common Shares issuable upon the cashless exercise of all Stuart Energy Options that are in-the-money on that date) are tendered to the Offer and that the Offeror takes up and pays for such Stuart Energy Common Shares under the Offer, the Offeror will issue approximately 27,061,515 Hydrogenics Common Shares.

        The Offer was announced on November 10, 2004, prior to the opening of trading on the TSX. Based on the November 9, 2004 TSX closing prices of $2.82 per Stuart Energy Common Share and $5.59 per Hydrogenics Common Share, at the time of the announcement the Offer valued each Stuart Energy Common Share at $4.14, representing a 47% premium over the November 9, 2004 TSX closing price of the Stuart Energy Common Shares. The Offer represents a premium of 32% based on the volume-weighted average trading prices of the Stuart Energy Common Shares on the TSX and Hydrogenics Common Shares on NASDAQ, converted at the daily closing U.S./Canadian dollar exchange rate according to Bloomberg L.P., for the 20 trading day period ending on November 9, 2004.

        The TSX closing prices of the Stuart Energy Common Shares and Hydrogenics Common Shares on November 30, 2004 were $4.47 and $6.15, respectively.

        The Offeror has applied to the TSX and NASDAQ to list the Hydrogenics Common Shares to be issued to Shareholders in connection with the Offer. Listing will be subject to the Offeror fulfilling all listing requirements of the exchanges.

The Offeror

        The Offeror was incorporated under the CBCA on August 1, 1998. The registered office of the Offeror is located at 5985 McLaughlin Road, Mississauga, Ontario, L5R 1B8, Canada. The Offeror is a leading developer and manufacturer of hydrogen fuel cell and related new energy technologies that produce clean electricity. The Offeror's principal business is the development and commercialization of proton exchange membrane, or PEM, fuel cell test and diagnostic equipment, PEM fuel cell stacks, and PEM fuel cell power generation systems for portable, stationary and mobile applications. The Offeror is also beginning to develop and manufacture hydrogen generation products to complement its fuel cell product development initiatives, which include PEM electrolyzer stacks, PEM electrolyzer refueling systems and the balance of plant components for reformer-based hydrogen generation systems.

        The Hydrogenics Common Shares are listed and posted for trading on the TSX under the symbol "HYG" and on NASDAQ under the symbol "HYGS". See Section 1 of the Circular, "The Offeror".

The Company

        The Company is a corporation continued under and governed by the CBCA. The Company, together with its Subsidiaries, is a leading global provider of integrated solutions for distributed hydrogen infrastructure requirements based on water electrolysis. The Company's Stuart Energy Station (SES) product line offers integrated, turn-key solutions for on-site hydrogen production, compression, storage, fuel dispensing and distributed power generation.

        The Stuart Energy Common Shares are listed and posted for trading on the TSX under the symbol "HHO". See Section 2 of the Circular, "The Company".

Time for Acceptance

        The Offer is open for acceptance until the Expiry Time, being 12:01 a.m., Toronto time, on January 6, 2005 unless the Offer is withdrawn or extended by the Offeror. See Section 2 of the Offer to Purchase, "Time for Acceptance".

Approval of Board of Directors of the Company

        The board of directors of the Company is of the view that the Offer is in the best interests of the Company and that the Offered Consideration is fair to the Shareholders, and it has unanimously recommended that Shareholders accept the Offer and tender their Stuart Energy Common Shares.

Support Agreement

        On November 10, 2004, the Company entered into the Support Agreement with the Offeror. The Support Agreement sets forth the terms and conditions upon and subject to which the Offer is to be made by the Offeror. Pursuant to the Support Agreement, the Company agreed to a "non-solicitation" covenant and to support the Offer. See Section 4 of the Circular, "Agreements Relating to the Offer — Support Agreement".

Lock-Up Agreement

        On November 10, 2004, the Locked-Up Shareholders, which includes certain of the Company's principal Shareholders and all of the directors and officers of the Company, entered into the Lock-Up Agreement with the Offeror. The Locked-Up Shareholders are the beneficial owners of 13,604,720 Stuart Energy Common Shares representing approximately 37% of the outstanding Stuart Energy Common Shares and 2,376,000 Stuart Energy Options. Pursuant to the Lock-Up Agreement, the Locked-Up Shareholders have agreed to accept the Offer and tender their Stuart Energy Common Shares, including any Stuart Energy Common Shares issued upon the exercise of their Stuart Energy Options, under the Offer. See Section 4 of the Circular, "Agreements Relating to the Offer — Lock-Up Agreement".

Conditions of the Offer

        The Offeror has the right to withdraw the Offer and not take up and pay for any Stuart Energy Common Shares deposited under the Offer unless all of the conditions described in Section 4 of the Offer to Purchase, "Conditions of the Offer", are satisfied or waived by the Offeror at or prior to the Expiry Time. Those conditions include, among other things, there having been validly deposited under the Offer and not withdrawn, at the Expiry Time, a number of Stuart Energy Common Shares which, together with Stuart Energy Common Shares held by the Offeror and its affiliates (as defined in the CBCA), constitutes at least 66 2/3% of the outstanding Stuart Energy Common Shares (on a fully diluted basis). Each of the conditions to the Offer is set forth in Section 4 of the Offer to Purchase, "Conditions of the Offer".

Manner of Acceptance

        A Shareholder wishing to accept the Offer must deposit the certificate(s) representing such Shareholder's Stuart Energy Common Shares, together with the Letter of Acceptance and Transmittal (printed on blue paper) or a facsimile thereof, properly completed and duly executed, at or prior to the Expiry Time, at the office of the Depositary specified in the Letter of Acceptance and Transmittal. Instructions are contained in the Letter of Acceptance and Transmittal, which accompanies the Offer to Purchase and Circular. A Shareholder wishing to accept the Offer whose Stuart Energy Common Shares are held in the name of a nominee should request the broker, investment dealer, bank, trust company or other nominee to deposit such Shareholder's Stuart Energy

Common Shares. A Shareholder wishing to accept the Offer whose certificates are not immediately available or who cannot deliver the certificates and all other required documents to the Depositary at or prior to the Expiry Time may accept the Offer by following the procedures for guaranteed delivery set forth in Section 3 of the Offer to Purchase, "Manner of Acceptance".

        Shareholders will not be required to pay any fee or commission if they accept the Offer by transmitting their Stuart Energy Common Shares directly to the Depositary, or by utilizing the services of any member of the Soliciting Dealer Group.

Withdrawal of Deposited Stuart Energy Common Shares

        Stuart Energy Common Shares deposited under the Offer may be withdrawn at any time if the Stuart Energy Common Shares have not been taken up by the Offeror and in the other circumstances discussed in Section 6 of the Offer to Purchase, "Withdrawal of Deposited Stuart Energy Common Shares".

Payment for Deposited Stuart Energy Common Shares

        Upon the terms and subject to the conditions of the Offer, the Offeror will take up Stuart Energy Common Shares validly deposited under the Offer and not withdrawn not later than three business days after the Expiry Time. Any Stuart Energy Common Shares taken up will be paid for by the Offeror as soon as possible and, in any event, not more than three business days after they are taken up. Any Stuart Energy Common Shares deposited under the Offer after the first date upon which Stuart Energy Common Shares are taken up under the Offer will be taken up and paid for within three business days of such deposit. See Section 7 of the Offer to Purchase, "Payment for Deposited Stuart Energy Common Shares".

Purpose of the Offer and Plans for the Company

        The purpose of the Offer is to enable the Offeror to acquire all of the Stuart Energy Common Shares. If the conditions of the Offer are satisfied and the Offeror takes up and pays for the Stuart Energy Common Shares validly deposited under the Offer, the Offeror has agreed to acquire any Stuart Energy Common Shares not deposited under the Offer by Compulsory Acquisition if available, or to propose a Subsequent Acquisition Transaction.

        Upon the successful completion of the Offer, the Offeror intends to replace all or a majority of the members of the board of directors of the Company and to integrate the operations of the Company into the Offeror's operations as quickly as it can following the completion of the Offer.

        In addition to expanding the Offeror's list of strategic partners and strengthening its management team and global reach, it is expected that the combined complementary strengths of the Offeror and the Company will enhance the Offeror's product portfolio and intellectual property, positioning it for further sustainable growth in the manufacturing of fuel cell test and diagnostic equipment, the development of on-site generation for hydrogen, and the manufacturing of fuel cell power products. Furthermore, the Offeror believes that the Company's industrial business will complement the Offeror's industrial test station business for fuel cells as one of the few economically viable opportunities at this early stage of the hydrogen economy, allowing the Offeror to achieve commercial traction in these three hydrogen market segments ahead of the mass markets opening up for fuel cells and hydrogen. The three market segments share many common components, which should enable the combined company to achieve increased purchasing efficiencies and supply chain advantages. Finally, the Offeror believes that the Company's hydrogen generation business will complement its power module business, by bundling refueling appliances with the sale of power modules targeting utility fleets or uninterruptible power systems.

        It is the Offeror's intention to integrate the operations of the Company into the Offeror's operations as quickly as it can following the completion of the Offer. The Offeror expects to realize cost savings from the elimination of duplicate infrastructures, processes and systems as well as from economies from increased scale of operations. This acquisition potentially doubles the Offeror's stand-alone revenues and will position the Offeror with US$120 million in cash. The combination is expected to be accretive to revenue immediately, and accretive to EBITDA and cash flow in two years, following the payment of the integration costs. See Annex A, "Information Concerning Hydrogenics Corporation — Acquisition of Stuart Energy Systems".

        Subsequent to the completion of the Offer and any Compulsory Acquisition or other Subsequent Acquisition Transaction, if necessary, the Offeror intends to delist the Stuart Energy Common Shares from the TSX and will take all necessary steps to terminate the Company's status as a "reporting issuer" for purposes of relevant Canadian securities legislation. The effect of these actions will be that the Company will no longer be required under applicable securities legislation to file publicly, or provide to securityholders or others, financial information or timely disclosure with respect to its business or affairs and that the Stuart Energy Common Shares will no longer have an active market on which they may be traded. As a result, the liquidity and market value of any remaining Stuart Energy Common Shares held by the public may be adversely affected. See Section 10 of the Circular, "Effect of the Offer on the Market for Stuart Energy Common Shares; Stock Exchange Listings and Quotations and Public Disclosure by the Company".

Acquisition of Stuart Energy Common Shares Not Deposited

        If, within 120 days after the date of the Offer, the Offer has been accepted by holders of not less than 90% of the outstanding Stuart Energy Common Shares (on a fully diluted basis), the Offeror has agreed under the Support Agreement, to the extent possible, to acquire the remainder of the Stuart Energy Common Shares from those Shareholders who have not accepted the Offer pursuant to a Compulsory Acquisition. If a Compulsory Acquisition is not available, the Offeror has agreed to pursue other lawful means of acquiring the remaining Stuart Energy Common Shares not tendered to the Offer. Upon the Offeror taking up and paying for more than 66 2/3% of the outstanding Stuart Energy Common Shares (on a fully diluted basis) under the Offer, the Company will assist the Offeror in connection with any Subsequent Acquisition Transaction for consideration per Stuart Energy Common Share at least equal in value to the consideration paid by the Offeror under the Offer per Stuart Energy Common Share. If the Minimum Condition is satisfied and the Offeror takes up and pays for the Stuart Energy Common Shares deposited under the Offer, the Offeror should own sufficient Stuart Energy Common Shares to effect a Subsequent Acquisition Transaction. See Section 6 of the Circular, "Acquisition of Stuart Energy Common Shares Not Deposited".

Certain Canadian Federal Income Tax Considerations

        The exchange by Shareholders of Stuart Energy Common Shares for Hydrogenics Common Shares under the Offer will generally constitute a tax-free rollover for Canadian tax purposes. Shareholders should carefully read the information in Section 14 of the Circular, "Certain Canadian Federal Income Tax Considerations".

Depositary

        CIBC Mellon Trust Company is acting as depositary under the Offer and will receive deposits of certificates representing Stuart Energy Common Shares and accompanying Letters of Acceptance and Transmittal at the office specified in the Letter of Acceptance and Transmittal. The Depositary will receive Notices of Guaranteed Delivery at the office specified in the Notice of Guaranteed Delivery. See Section 17 of the Circular, "Depositary".

Financial Advisor, Dealer Manager and Soliciting Dealer Group

        CIBC World Markets Inc. has been retained to act as financial advisor to the Offeror. In addition, CIBC World Markets Inc. has been retained to act as the Dealer Manager in connection with the Offer. In Canada, CIBC World Markets Inc. may form a soliciting dealer group comprised of members of the Investment Dealers Association of Canada and members of the stock exchanges in Canada to solicit acceptances of the Offer. The Offeror will pay the Soliciting Dealers certain fees, as described in Section 16 of the Circular, "Financial Advisor, Dealer Manager and Soliciting Dealer Group".

Risk Factors

        An investment in Hydrogenics Common Shares and the business combination between the Company and the Offeror are subject to certain risks. For a discussion of the risk factors related to the Offeror's business, the fuel cell industry, the ownership of Hydrogenics Common Shares and the business combination between the Company and the Offeror, see Annex A, "Information Concerning Hydrogenics Corporation — Risk Factors".

Pro Forma Financial Information

        For pro forma information regarding the combined company for the nine months ended September 30, 2004 and for the year ended December 31, 2003, see Annex B, "Pro Forma Consolidated Financial Statements".

OFFER TO PURCHASE

November 30, 2004

TO:    THE HOLDERS OF COMMON SHARES OF STUART ENERGY SYSTEMS CORPORATION

1.     The Offer

        The Offeror hereby offers to purchase, upon the terms and subject to the conditions of the Offer, all of the issued and outstanding Stuart Energy Common Shares, including any Stuart Energy Common Shares which may become outstanding after the date of the Offer upon the exercise of outstanding Stuart Energy Options or other rights to purchase Stuart Energy Common Shares, on the basis of 0.74 Hydrogenics Common Shares per Stuart Energy Common Share (the "Offered Consideration").

        The Offer is made only for the Stuart Energy Common Shares and is not made for any Stuart Energy Options or other rights to purchase Stuart Energy Common Shares. Any holder of such securities who wishes to accept the Offer must exercise the Stuart Energy Options or other rights in order to obtain certificates representing Stuart Energy Common Shares and then deposit those Stuart Energy Common Shares under the Offer. Any such exercise must be sufficiently in advance of the Expiry Time to ensure that Stuart Energy Common Shares will be available for deposit at or prior to the Expiry Time or in sufficient time to comply with the procedures referred to in Section 3 of the Offer to Purchase, "Manner of Acceptance — Procedure for Guaranteed Delivery".

        All currency amounts expressed herein, unless otherwise indicated, are expressed in Canadian dollars.

        The accompanying Circular, Letter of Acceptance and Transmittal and Notice of Guaranteed Delivery, which are incorporated into and form part of the Offer to Purchase, contain important information that should be read carefully and in its entirety before making a decision with respect to the Offer.

2.     Time for Acceptance

        The Offer is open for acceptance until the Expiry Time, being 12:01 a.m. (Toronto time) on January 6, 2005, unless the Offer is withdrawn or extended by the Offeror. The Expiry Time may be extended at the Offeror's sole discretion pursuant to Section 5 of the Offer to Purchase, "Extension and Variation of the Offer".

3.     Manner of Acceptance

  Letters of Acceptance and Transmittal

        The Offer may be accepted by delivering to the Depositary at the office listed in the Letter of Acceptance and Transmittal accompanying the Offer and on the last page of this document so as to arrive there not later than the Expiry Time:

  (a)
  a Letter of Acceptance and Transmittal (printed on blue paper) in the form accompanying the Offer to Purchase and Circular or a facsimile thereof, properly completed and duly executed as required by the instructions set out in the Letter of Acceptance and Transmittal;

  (b)
  any other document required by the instructions set out in the Letter of Acceptance and Transmittal; and

  (c)
  the certificate or certificates representing the Stuart Energy Common Shares in respect of which the Offer is being accepted.

        Except as otherwise provided in the instructions set out in the Letter of Acceptance and Transmittal or as may be permitted by the Offeror, the signature on the Letter of Acceptance and Transmittal must be guaranteed by an Eligible Institution. If a Letter of Acceptance and Transmittal is executed by a Person other than the registered holder of the Stuart Energy Common Shares represented by the certificate(s) deposited therewith, then the certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered holder, with the signature on the endorsement panel or share transfer power of attorney guaranteed by an Eligible Institution.

        In addition, Stuart Energy Common Shares may be deposited in compliance with the procedures set forth below for guaranteed delivery not later than the Expiry Time.

  Procedure for Guaranteed Delivery

        If a Shareholder wishes to deposit Stuart Energy Common Shares pursuant to the Offer and the certificates representing the Stuart Energy Common Shares are not immediately available or the Shareholder is not able to deliver the certificates and all other required documents to the Depositary at or prior to the Expiry Time, those Stuart Energy Common Shares may nevertheless be deposited under the Offer provided that all of the following conditions are met:

  (a)
  the deposit is made by or through an Eligible Institution;

  (b)
  a Notice of Guaranteed Delivery (printed on green paper) in the form accompanying the Offer to Purchase and Circular or a facsimile thereof, properly completed and duly executed, including a guarantee by an Eligible Institution in the form specified in the Notice of Guaranteed Delivery, is received by the Depositary at its office in Toronto as set out in the Notice of Guaranteed Delivery, at or prior to the Expiry Time; and

  (c)
  the certificate(s) representing deposited Stuart Energy Common Shares in proper form for transfer, together with a Letter of Acceptance and Transmittal in the form accompanying the Offer to Purchase and Circular or a facsimile thereof, properly completed and duly executed, with any required signature guarantees and all other documents required by the Letter of Acceptance and Transmittal, are received by the Depositary at its office in Toronto as set out in the Notice of Guaranteed Delivery at or prior to 5:00 p.m. (Toronto time) on the third trading day on the TSX after the Expiry Time.

        The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile or mail to the Depositary only at its office in Toronto as set out in the Notice of Guaranteed Delivery and must include a guarantee by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery. Delivery of the Notice of Guaranteed Delivery and the Letter of Acceptance and Transmittal and accompanying Stuart Energy Common Share certificates to any office other than such office of the Depositary does not constitute delivery for purposes of satisfying a guaranteed delivery.

  General

        In all cases, payment for Stuart Energy Common Shares deposited and taken up by the Offeror will be made only after timely receipt by the Depositary of the certificates representing the Stuart Energy Common Shares, a Letter of Acceptance and Transmittal or a facsimile thereof, properly completed and duly executed, covering those Stuart Energy Common Shares with the signatures guaranteed, if required, in accordance with the instructions set out in the Letter of Acceptance and Transmittal, and any other required documents.

        The method of delivery of certificates representing Stuart Energy Common Shares, the Letter of Acceptance and Transmittal and all other required documents is at the option and risk of the Person depositing the same. The Offeror recommends that all such documents be delivered by hand to the Depositary and a receipt obtained or, if mailed, that registered mail, with return receipt requested, be used and that proper insurance be obtained.

        Participants of CDS should contact CDS with respect to the deposit of Stuart Energy Common Shares under the Offer. Shareholders wishing to accept the Offer whose Stuart Energy Common Shares are registered in the name of a nominee should contact their broker, investment dealer, bank, trust company or other nominee for assistance in depositing their Stuart Energy Common Shares.

        All questions as to the validity, form, eligibility (including timely receipt) and acceptance of any Stuart Energy Common Shares deposited pursuant to the Offer will be determined by the Offeror in its sole discretion. Depositing Shareholders agree that such determination shall be final and binding. The Offeror reserves the absolute right to reject any and all deposits that it determines are not in proper form or may be unlawful to accept under the laws of any jurisdiction. The Offeror reserves the absolute right to waive any defects or irregularities in the deposit of any Stuart Energy Common Shares. There shall be no duty or obligation on the Offeror, the Dealer Manager, any Soliciting Dealer, the Depositary or any other Person to give notice of any defects or irregularities in any deposit and no liability shall be incurred by any of them for failure to give any such notice. The Offeror's interpretation of the terms and conditions of the Offer to Purchase, the Circular, the Letter of Acceptance and Transmittal and the Notice of Guaranteed Delivery will be final and binding.

        The Offeror reserves the right to permit the Offer to be accepted in a manner other than that set out above.

  Dividends and Distributions

        Subject to the terms and conditions of the Offer, by accepting the Offer pursuant to the procedures set forth above, a Shareholder deposits, sells, assigns and transfers to the Offeror all right, title and interest in and to the Stuart Energy Common Shares covered by the Letter of Acceptance and Transmittal delivered to the Depositary (the "Deposited Securities") and in and to all rights and benefits arising from such Deposited Securities including any and all dividends, distributions, payments, securities, property or other interests which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Securities or any of them on and after the date of the Offer other than any cash dividend, distribution or payment in respect of which a reduction in the Offered Consideration is made pursuant to Section 10 of the Offer to Purchase, "Dividends and Distributions; Liens", but including any dividends, distributions or payments on such dividends, distributions, payments, securities, property or other interests (collectively, "Distributions").

  Power of Attorney

        An executed Letter of Acceptance and Transmittal, irrevocably appoints, effective on and after the date that the Offeror takes up and pays for the Deposited Securities covered by the Letter of Acceptance and Transmittal (which securities upon being taken up and paid for are, together with any Distributions thereon, hereinafter referred to as the "Purchased Securities"), certain officers of the Offeror and any other Person designated by the Offeror in writing (each, an "Appointee") as the true and lawful agents, attorneys and attorneys-in-fact and proxies, with full power of substitution, of the depositing Shareholder. The Letter of Acceptance and Transmittal authorizes an Appointee, in the name and on behalf of such Shareholder: (a) to register or record the transfer and/or cancellation of such Purchased Securities (to the extent consisting of securities) on the appropriate register maintained by or on behalf of the Company; (b) for so long as any Purchased Securities are registered or recorded in the name of such Shareholder, to exercise any and all rights of such Shareholder including without limitation to vote, execute and deliver any and all instruments of proxy, authorizations or consents in form and on terms satisfactory to the Offeror in respect of any or all Purchased Securities, revoke any such instrument, authorization or consent to designate in such instrument, authorization or consent any Person or Persons as the proxy of such Shareholder in respect of the Purchased Securities for all purposes including, without limitation, in connection with any meeting (whether annual, special or otherwise or any adjournment thereof) of holders of relevant securities of the Company; and (c) to execute, endorse and negotiate for and in the name of and on behalf of such Shareholder any and all cheques or other instruments representing any Distribution payable to or to the order of, or endorsed in favour of, such Shareholder.

        A Shareholder accepting the Offer under the terms of the Letter of Acceptance and Transmittal revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by such Shareholder at any time with respect to the Deposited Securities or any Distributions. The Shareholder accepting the Offer agrees that no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise will be granted with respect to the Deposited Securities or any Distributions by or on behalf of the depositing Shareholder unless the Deposited Securities are not taken up and paid for under the Offer. A Shareholder accepting the Offer also agrees not to vote any of the Purchased Securities at any meeting (whether annual, special or otherwise or any adjournment thereof) of holders of relevant securities of the Company and not to exercise any of the other rights or privileges attached to the Purchased Securities, and agrees to execute and deliver to the Offeror any and all instruments of proxy, authorizations or consents in respect of all or any of the Purchased Securities and to appoint in any such instruments of proxy, authorizations or consents the Person or Persons specified by the Offeror as the proxy of the holder of the Purchased Securities. Upon such appointment, all prior proxies and other authorizations (including, without limitation, all appointments of any agent, attorney or attorney-in-fact) or consents given by the holder of such Purchased Securities with respect thereto will be revoked and no subsequent proxies or other authorizations or consents may be given by such Person with respect thereto.

  Further Assurances

        A Shareholder accepting the Offer covenants under the terms of the Letter of Acceptance and Transmittal to execute, upon request of the Offeror, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Securities to the Offeror and acknowledges that all authority therein conferred or agreed to be conferred may be exercised during any subsequent legal incapacity of such holder and shall, to the extent permitted by Law, survive the death or incapacity, bankruptcy or insolvency of the holder and all obligations of the holder therein shall be binding upon the heirs, personal representatives, successors and assigns of such holder.

  Depositing Shareholders' Representations and Warranties

        The acceptance of the Offer pursuant to the procedures set forth above constitutes an agreement between a depositing Shareholder and the Offeror in accordance with the terms and conditions of the Offer. This agreement includes a representation and warranty by the depositing Shareholder that: (i) the Person signing the Letter of Acceptance and Transmittal has full power and authority to deposit, sell, assign and transfer the Deposited Securities and any Distributions being deposited to the Offer; (ii) the Deposited Securities and Distributions have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Deposited Securities and Distributions to any other Person; (iii) the deposit of the Deposited Securities and Distributions complies with applicable Laws; and (iv) when the Deposited Securities and Distributions are taken up and paid for by the Offeror, the Offeror will acquire good title thereto, free and clear of all liens, restrictions, charges, encumbrances, claims and rights of others.

4.     Conditions of the Offer

        Notwithstanding any other provision of the Offer and subject to applicable Laws, the Offeror shall have the right to withdraw the Offer and shall not be required to take up, purchase or pay for and shall have the right to extend the period of time during which the Offer is open for acceptance and postpone taking up and paying for, any Stuart Energy Common Shares deposited under the Offer, unless all of the following conditions are satisfied or waived by the Offeror at or prior to the Expiry Time:

  (a)
  there shall have been validly deposited under the Offer and not withdrawn at the Expiry Time that number of Stuart Energy Common Shares which, together with Stuart Energy Common Shares owned by the Offeror and its affiliates (as defined in the CBCA), constitutes at least 66 2/3% of the Stuart Energy Common Shares outstanding (on a fully diluted basis) (the "Minimum Condition");

  (b)
  all government or regulatory consents or approvals required by Law, policy or practice (other than as referred to in paragraph (c) below), including, without limitation, those of any securities regulatory authorities or stock exchanges, shall have been obtained on terms satisfactory to the Offeror, acting reasonably;

  (c)
  any applicable waiting periods under the Competition Act (Canada) and the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976 shall have expired or been earlier terminated;

  (d)
  no act, action, suit or proceeding shall have been taken before or by any Governmental Entity (including, without limitation, any individual, company, firm, group or other entity) in Canada or elsewhere, whether or not having the force of Law, and no Law shall have been proposed, enacted, promulgated or applied, in either case:

  (i)
  to cease trade, enjoin, prohibit or impose material limitations, damages or conditions on the purchase by or the sale to the Offeror of the Stuart Energy Common Shares or the right of the Offeror to own or exercise full rights of ownership of the Stuart Energy Common Shares; or

  (ii)
  which, if the Offer were consummated, would reasonably be expected to have a Company Material Adverse Effect; or

    (iii)
    which would adversely affect the ability of the Offeror to effect a Subsequent Acquisition Transaction;

  (e)
  there shall not exist any prohibition at Law against the Offeror making the Offer or taking up and paying for any Stuart Energy Common Shares deposited under the Offer or completing any Subsequent Acquisition Transaction;

  (f)
  the Offeror shall have determined in its sole discretion, acting reasonably, that there shall not exist or have occurred a Company Material Adverse Effect;

  (g)
  the Offeror shall not have become aware of any untrue statement of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made and as at the date it was made (after giving effect to all subsequent filings in relation to all matters covered in earlier filings), in any form, report, schedule, statement or other document required to be filed by the Company since January 1, 2003 with applicable securities regulatory authorities, the TSX or any other applicable self-regulatory organizations;

  (h)
  the board of directors of the Company shall not have withdrawn any recommendation made by it that Shareholders accept the Offer or issued a recommendation in a manner that has substantially the same effect;

  (i)
  at the Expiry Time, all the representations and warranties of the Company in the Support Agreement: (A) that are qualified by a reference to Company Material Adverse Effect shall be true and correct in all respects; and (B) that are not qualified by a reference to a Company Material Adverse Effect shall be true and correct in all material respects;

  (j)
  at the Expiry Time, the Company shall have observed and performed its covenants in the Support Agreement in all material respects to the extent that such covenants were to have been observed or performed by the Company at or prior to the Expiry Time;

  (k)
  the Offeror shall have received, not more than seven hours before the Expiry Time, a certificate of the Company signed by two senior officers (without personal liability) satisfactory to the Offeror acting reasonably certifying after due inquiry that the conditions in paragraphs (i) and (j) above have been satisfied; and

  (l)
  the Support Agreement shall not have been terminated.

        The foregoing conditions are for the exclusive benefit of the Offeror and may be asserted by the Offeror regardless of the circumstances giving rise to any such condition. The Offeror may, in its sole discretion, waive any of the foregoing conditions, in whole or in part, at any time and from time to time, before and after the Expiry Time, without prejudice to any other rights that the Offeror may have, provided that the Offeror may not waive the Minimum Condition without the prior written consent of the Company. The failure by the Offeror at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time by the Offeror. Any determination by the Offeror concerning any event or other matter described in the foregoing conditions will be final and binding upon all parties.

        Any waiver of a condition or the withdrawal of the Offer shall be effective upon written notice or other communication confirmed in writing by the Offeror to that effect, to the Depositary at its principal office in Toronto. Forthwith after giving any such notice, the Offeror will make a public announcement of such waiver or withdrawal, cause the Depositary, if required by Law, as soon as practicable thereafter to notify the Shareholders in the manner set forth in Section 11 of the Offer to Purchase, "Notices and Delivery", and provide a copy of the aforementioned public announcement to the TSX. If the Offer is withdrawn, the Offeror shall not be obligated to take up or pay for any Stuart Energy Common Shares deposited under the Offer, and the Depositary will promptly return all certificates representing deposited Stuart Energy Common Shares, Letters of Acceptance and Transmittal, Notices of Guaranteed Delivery and related documents to the parties by whom they were deposited at the Offeror's expense. See Section 8 of the Offer to Purchase, "Return of Deposited Stuart Energy Common Shares".

5.     Extension and Variation of the Offer

        The Offer is open for acceptance until the Expiry Time unless the Offer is withdrawn or is extended by the Offeror.

        The Offeror expressly reserves the right at any time and from time to time during the Deposit Period, in accordance with applicable Law, to extend the Deposit Period if the Offeror becomes aware that any condition of the Offer is unlikely to be satisfied or performed prior to the end of the Deposit Period. The Offeror expressly reserves the right, in its sole discretion, to vary the Offer provided that the Offeror may not, without the prior written consent of the Company, modify or waive the Minimum Condition, decrease the Offered Consideration (except in circumstances where, following the date hereof, the Company has declared, set aside or paid any dividend or distribution (whether in cash stock, property or otherwise) with respect to the Stuart Energy Common Shares), change the form of the Offered Consideration (other than to add additional consideration), impose additional conditions to the Offer, or otherwise modify the Offer (or any terms or conditions thereof) in a manner that is adverse to the Shareholders. Any extension or variation of the Offer may be made by the Offeror by giving written notice, or other communication confirmed in writing, of such extension or variation to the Depositary at its principal office in Toronto, and by causing the Depositary as soon as practicable thereafter to communicate such notice to all Shareholders whose Stuart Energy Common Shares have not been taken up prior to the extension or variation in the manner set forth in Section 11 of the Offer to Purchase, "Notices and Delivery". The Offeror will, as soon as practicable after giving notice of an extension or variation to the Depositary, make a public announcement of the extension or variation and provide a copy of the notice to the TSX. Any notice of extension or variation will be deemed to have been given and be effective at the time on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Toronto. Notwithstanding the foregoing, the Offer may not be extended by the Offeror if all of the terms and conditions of the Offer, except those waived by the Offeror, have been fulfilled or complied with, unless the Offeror first takes up all Stuart Energy Common Shares validly deposited under the Offer and not withdrawn.

        Where the terms of the Offer are varied (other than a variation consisting solely of a waiver of condition of the Offer), the Deposit Period will not end before ten days after the notice of such variation has been given to Shareholders unless otherwise permitted by applicable Law and subject to abridgement or elimination of that period pursuant to such orders as may be granted by applicable securities regulatory authorities.

        If, at any time before the Expiry Time or at any time after the Expiry Time but before the expiry of all rights of withdrawal with respect to the Offer, a change occurs in the information contained in the Offer to Purchase or the Circular, each as amended from time to time, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or of an affiliate of the Offeror), the Offeror will give written notice of such change to the Depositary at its principal office in Toronto, and will cause the Depositary to provide as soon as practicable thereafter a copy of such notice in the manner set forth in Section 11 of the Offer to Purchase, "Notices and Delivery" to all holders of Stuart Energy Common Shares whose Stuart Energy Common Shares have not been taken up pursuant to the Offer at the date of the occurrence of the change, if required by applicable Law. The Offeror will as soon as practicable after giving notice of a change in information to the Depositary make a public announcement of the change in information and provide a copy of the public announcement to the TSX. Any notice of change in information will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Toronto.

        During any such extension or in the event of any such variation or change in information, all Stuart Energy Common Shares deposited and not taken up or withdrawn will remain subject to the Offer and may be taken up by the Offeror in accordance with the terms of the Offer, subject to Section 6 of the Offer to Purchase, "Withdrawal of Deposited Stuart Energy Common Shares". An extension of the Deposit Period, a variation of the Offer or a change to information does not constitute a waiver by the Offeror of its rights under Section 4 of the Offer to Purchase, "Conditions of the Offer".

        If the Offered Consideration is increased, the increased consideration will be paid to all depositing Shareholders whose Stuart Energy Common Shares are taken up under the Offer without regard to when such Stuart Energy Common Shares are taken up by the Offeror.

6.     Withdrawal of Deposited Stuart Energy Common Shares

        Except as otherwise stated in this Section 6, all deposits of Stuart Energy Common Shares pursuant to the Offer are irrevocable. Unless otherwise required or permitted by applicable Law, any Stuart Energy Common Shares deposited in acceptance of the Offer may be withdrawn by or on behalf of the depositing Shareholder:

  (a)
  at any time before the Stuart Energy Common Shares have been taken up by the Offeror pursuant to the Offer;

  (b)
  at any time before the expiration of ten days from the date upon which either:

  (i)
  a notice of change relating to a change that has occurred in the information contained in the Offer, which change is one that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or of an affiliate of the Offeror) in the event that such change occurs before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer; or

  (ii)
  a notice of variation concerning a variation in the terms of the Offer (other than a variation consisting solely of an increase in the Offered Consideration where the time for deposit is not extended for a period greater than ten days or a variation consisting solely of a waiver of a condition of the Offer), is mailed, delivered or otherwise properly communicated, but only if such deposited Stuart Energy Common Shares have not been taken up by the Offeror at the time of the notice and subject to abridgement of that period pursuant to such order or orders as may be granted by Canadian courts or securities regulatory authorities;

  (c)
  at any time after three business days from the date the Offeror takes up the Stuart Energy Common Shares, if such Stuart Energy Common Shares have not been paid for by the Offeror; or

  (d)
  if after 75 days from the date of the Offer, the Stuart Energy Common Shares have been taken up but have not been paid for by the Offeror prior to receipt by the Depositary of a notice of withdrawal in respect of such shares.

        If the Offeror waives any terms or conditions of the Offer and extends the Offer in circumstances where the rights of withdrawal set forth in Section 6(b) above are applicable, the Offer shall be extended without the Offeror first taking up the Stuart Energy Common Shares that are subject to the rights of withdrawal.

        Withdrawals of Stuart Energy Common Shares deposited under the Offer must be effected by notice of withdrawal made by or on behalf of the depositing Shareholder and must be received by the Depositary at the place of deposit of the applicable Stuart Energy Common Shares within the time limits indicated above. Notices of withdrawal must: (i) be made by a method, including facsimile transmission, that provides the Depositary with a written or printed copy; (ii) be signed by the Person who signed the Letter of Acceptance and Transmittal accompanying, or the Notice of Guaranteed Delivery in respect of, the Stuart Energy Common Shares which are to be withdrawn; and (iii) specify such Person's name, the number of Stuart Energy Common Shares to be withdrawn, the name of the registered holder and the certificate number shown on each certificate representing the Stuart Energy Common Shares to be withdrawn. The withdrawal will take effect upon receipt by the Depositary of the properly completed notice of withdrawal. Any signature on the notice of withdrawal must be guaranteed by an Eligible Institution in the same manner as in a Letter of Acceptance and Transmittal (as described in the instructions set out in such letter), except in the case of Stuart Energy Common Shares deposited for the account of an Eligible Institution. None of the Offeror, the Depositary or any other Person will be under any duty to give notice of any defect or irregularity in any notice of withdrawal or shall incur any liability for failure to give such notice.

        Withdrawals may not be rescinded and any Stuart Energy Common Shares withdrawn will thereafter be deemed not validly deposited for purposes of the Offer. However, withdrawn Stuart Energy Common Shares may be redeposited at any time at or prior to the Expiry Time by again following one of the procedures described in Section 3 of the Offer to Purchase, "Manner of Acceptance".

        In addition to the foregoing rights of withdrawal, holders of Stuart Energy Common Shares in certain provinces of Canada are entitled to statutory rights of rescission or to damages, or both, in certain circumstances. See Section 20 of the Circular, "Offerees' Statutory Rights".

        All questions as to the validity (including timely receipt) and form of notices of withdrawal will be determined by the Offeror in its sole discretion, and such determination will be final and binding.

        Participants of CDS should contact CDS with respect to the withdrawal of Stuart Energy Common Shares.

7.     Payment for Deposited Stuart Energy Common Shares

        Upon the terms and subject to the conditions of the Offer (including but not limited to the conditions specified in Section 4 of the Offer to Purchase, "Conditions of the Offer"), the Offeror will take up Stuart Energy Common Shares validly deposited under the Offer and not withdrawn pursuant to Section 6 of the Offer to Purchase, "Withdrawal of Deposited Stuart Energy Common Shares", not later than three business days after the Expiry Time and will pay for the Stuart Energy Common Shares taken up as soon as possible, but in any event not later than three business days after taking up of the Stuart Energy Common Shares. Any Stuart Energy Common Shares deposited under the Offer after the first date on which Stuart Energy Common Shares have been taken up and paid for by the Offeror will be taken up and paid for not later than three business days after such deposit.

        Subject to applicable Law, the Offeror expressly reserves the right in its sole discretion to delay or otherwise refrain from taking up and paying for any Stuart Energy Common Shares or to terminate the Offer and not take up or pay for any Stuart Energy Common Shares if any condition specified in Section 4 of the Offer to Purchase, "Conditions of the Offer", is not satisfied or waived by the Offeror, by giving written notice thereof, or other communication confirmed in writing, to the Depositary at its principal office in Toronto. The Offeror also expressly reserves the right, in its sole discretion and notwithstanding any other condition of the Offer, to delay taking up and paying for Stuart Energy Common Shares in order to comply, in whole or in part, with any applicable Law. The Offeror will not, however, take up and pay for any Stuart Energy Common Shares deposited under the Offer unless it simultaneously takes up and pays for all Stuart Energy Common Shares then validly deposited under the Offer and not withdrawn.

        The Offeror will be deemed to have taken up Stuart Energy Common Shares validly deposited under the Offer and not withdrawn if, as and when the Offeror gives written notice or other communication confirmed in writing to the Depositary to that effect.

        The Offeror will pay for Stuart Energy Common Shares validly deposited under the Offer and not withdrawn by providing the Depositary with the Offered Consideration in the form of sufficient certificates representing Hydrogenics Common Shares for transmittal to depositing Shareholders and sufficient funds (by bank transfer or other means satisfactory to the Depositary) to pay for fractional Hydrogenics Common Shares otherwise issuable, if any, for transmittal to Persons depositing Stuart Energy Common Shares under the Offer. Under no circumstances will interest accrue or be paid on the Offered Consideration by the Offeror or the Depositary to Persons depositing Stuart Energy Common Shares regardless of any delay in making such payment.

        Fractional Hydrogenics Common Shares will not be issued. Instead of receiving any fractional Hydrogenics Common Shares, Shareholders shall receive a cash payment in Canadian dollars equal to such fraction multiplied by the closing trading price on NASDAQ for the Hydrogenics Common Shares on the second last trading day prior to the Effective Date, which is then converted into Canadian dollars at the average noon spot U.S./Canadian dollar exchange rate posted by the Bank of Canada on such trading day. For the purposes of determining any cash payment, the Stuart Energy Common Shares deposited by a registered Shareholder shall be aggregated.

        The Depositary will act as the agent of Persons who have deposited Stuart Energy Common Shares in acceptance of the Offer for the purposes of receiving payment from the Offeror and transmitting payment to such Persons, and receipt of payment by the Depositary shall be deemed to constitute receipt thereof by Persons depositing Stuart Energy Common Shares.

        Settlement will be made by the Depositary forwarding to each Shareholder: (i) for the Stuart Energy Common Shares (other than those representing fractional Stuart Energy Common Shares), a share certificate representing that number of Hydrogenics Common Shares to which such Shareholder is entitled under the Offer, provided that the Shareholder is a resident in a province of Canada or another jurisdiction in which the Hydrogenics Common Shares may be lawfully delivered without further action by the Offeror; and (ii) if applicable, a cheque payable in Canadian funds in payment for the cash equivalent of any fractional Stuart Energy Common Shares determined in accordance with the Offer as described in this Section 7 and payable to such Shareholder. Unless otherwise directed in the Letter of Acceptance and Transmittal, such cheque and share certificate will be issued in the name of the registered Shareholder of deposited Stuart Energy Common Shares. Unless the Person depositing Stuart Energy Common Shares instructs the Depositary to hold the cheque and certificate representing Hydrogenics Common Shares for pick-up by checking the appropriate box in the Letter of Acceptance and Transmittal, such cheque and share certificate will be forwarded by first class mail, postage prepaid, to such Person at the address specified in the Letter of Acceptance and Transmittal. If no address is specified, the cheque and share certificate will be forwarded to the address of the Shareholder as shown on the share register maintained by or on behalf of the Company. Cheques and share certificates mailed in accordance with this paragraph will be deemed to have been delivered at the time of mailing.

        Depositing Shareholders will not be obligated to pay any brokerage fee or commission if they accept the Offer by depositing their Stuart Energy Common Shares directly with the Depositary, or by utilizing the services of any member of the Soliciting Dealer Group.

8.     Return of Deposited Stuart Energy Common Shares

        If any deposited Stuart Energy Common Shares are not taken up and paid for pursuant to the terms and conditions of the Offer for any reason or if certificates are submitted for more Stuart Energy Common Shares than are deposited, certificates for Stuart Energy Common Shares that are not purchased or that were not deposited will be returned at the Offeror's expense as soon as practicable after the Expiry Time or withdrawal and early termination of the Offer, as the case may be, by sending certificates representing Stuart Energy Common Shares not purchased or that were not deposited by first class mail in the name of and to the address specified by the Shareholder in the Letter of Acceptance and Transmittal or, if such name or address is not so specified, in such name and to such address as shown on the share register maintained by or on behalf of the Company.

9.     Mail Service Interruption

        Notwithstanding the provisions of the Offer to Purchase, the Circular, the Letter of Acceptance and Transmittal or the Notice of Guaranteed Delivery, cheques, share certificates and any other relevant documents will not be mailed if the Offeror determines that delivery thereof by mail may be delayed. Persons entitled to cheques, share certificates and any other relevant documents that are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary to which the deposited certificates for Stuart Energy Common Shares were delivered until such time as the Offeror has determined that delivery by mail will no longer be delayed. The Offeror will provide notice of any determination not to mail under this Section 9 as soon as reasonably practicable after the making of such determination and in accordance with Section 11 of the Offer to Purchase, "Notices and Delivery". Notwithstanding Section 7 of the Offer to Purchase, "Payment for Deposited Stuart Energy Common Shares", cheques, certificates or other relevant documents not mailed for the foregoing reason will be conclusively deemed to have been mailed on the first day upon which they are available for delivery to the depositing Shareholder at the appropriate office of the Depositary.

10.   Dividends and Distributions; Liens

        Stuart Energy Common Shares acquired pursuant to the Offer shall be transferred by the Shareholder and acquired by the Offeror free and clear of all liens, charges, encumbrances, claims and equities and together with all rights and benefits arising therefrom, including, without limitation, the right to any and all dividends, distributions, payments, securities, rights, assets or other interests which may be declared, paid, issued, distributed, made or transferred on or after date of Offer on or in respect of the Stuart Energy Common Shares, whether or not separated from the Stuart Energy Common Shares.

        If, on or after the date of the Offer, the Company should declare, make or pay any Distribution (in respect of Stuart Energy Common Shares accepted for purchase pursuant to the Offer) that is payable or distributable to the Shareholders on a record date that is prior to the date of transfer of such Stuart Energy Common Shares into the name of the Offeror or its nominees or transferees on the share register maintained by or on behalf of the Company, then without prejudice to the Offeror's rights under Section 4 of the Offer to Purchase, "Conditions of the Offer": (a) in the case of any cash dividend, distribution or payment in respect of the Stuart Energy Common Shares, the amount of the dividends, distributions or payments shall be received and held by the depositing Shareholders, and to the extent that such dividends, distributions or payments do not exceed the value of the Offered Consideration (as determined by the Offeror), the Offered Consideration will be reduced by that number of Hydrogenics Common Shares having a value equal to the amount of such dividend, distribution or payment; (b) in the case of non-cash dividends, distributions, payments, rights or other interests, the whole of such non-cash dividend, distribution, payment, right or other interest shall be received any held by the depositing Shareholders for the account of the Offeror and shall be required to be promptly remitted and transferred by the depositing Shareholders to the Depositary for the account of the Offeror, accompanied by appropriate documentation of transfer; and (c) in the case of any cash dividends, distributions or payments in an amount that exceeds the value of the Offered Consideration (as determined by the Offeror), the whole of any such cash dividend, distribution or payment shall be received and held by the depositing Shareholders for the account of the Offeror and shall by required to be promptly remitted and transferred by the depositing Shareholders to the Depositary for the account of the Offeror, accompanied by appropriate documentation of transfer. Pending such remittance (in the case of (b) and (c) above), the Offeror will be entitled to all rights and privileges as owner of any such dividend, distribution, payment, right or other interest and may withhold all of the Hydrogenics Common Shares otherwise issuable by the Offeror to the non-remitting Shareholder pursuant to the Offer or deduct from the number of Hydrogenics Common Shares to be delivered by the Offeror pursuant to the Offer such number of Hydrogenics Common Shares with a value equal to the amount of or value of the dividend, distribution, payment, right or other interest, as determined by the Offeror in its sole discretion. The declaration or payment of any such dividend or distribution may have tax consequences not discussed under Section 14 of the Circular, "Certain Canadian Federal Income Tax Considerations".

11.   Notices and Delivery

        Without limiting any other lawful means of giving notice, any notice to be given by the Offeror to the Depositary pursuant to the Offer will be deemed to have been properly given to registered Shareholders if it is in writing and is mailed by first class mail, postage prepaid, to registered Shareholders at their respective addresses as shown on the share register maintained by or on behalf of the Company in respect of the Stuart Energy Common Shares and will be deemed to have been received on the first business day following the date of mailing. For this purpose, "business day" means any day other than a Saturday, Sunday or statutory holiday in the jurisdiction to which the notice is mailed. These provisions apply notwithstanding any accidental omission to give notice to any one or more Shareholders and notwithstanding any interruption of mail services in Canada or in the United States following mailing. In the event of any interruption of or delay in mail service in Canada or the United States following mailing, the Offeror intends to make reasonable efforts to disseminate notice by other means, such as publication. Except as otherwise required or permitted by Law, if post offices in Canada are not open for the deposit of mail, any notice which the Offeror or the Depositary may give or cause to be given under the Offer will be deemed to have been properly given and to have been received by Shareholders if: (i) it is given to the TSX for dissemination through its facilities, (ii) it is published once in the National Edition of The Globe and Mail or The National Post, or (iii) it is given to the Canada NewsWire service.

        The Offer to Purchase, the Circular, the Letter of Acceptance and Transmittal and the Notice of Guaranteed Delivery will be mailed to registered Shareholders (and to registered holders of securities convertible into Stuart Energy Common Shares) or made in such other manner as is permitted by applicable securities regulatory authorities and the Offeror will use its reasonable efforts to furnish such documents to brokers, banks and similar Persons whose names, or the names of whose nominees, appear on the shareholder lists or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmission to beneficial owners of Stuart Energy Common Shares (and securities convertible into Stuart Energy Common Shares) when such list or listing is received.

        Whenever the Offer calls for documents to be delivered to the Depositary, such documents will not be considered delivered unless and until they have been physically received at one of the addresses listed for the Depositary in the Letter of Acceptance and Transmittal or the Notice of Guaranteed Delivery, as applicable. Whenever the Offer calls for documents to be delivered to a particular office of the Depositary, such documents will not be considered delivered unless and until they have been physically received at that particular office at the address listed in the Letter of Acceptance and Transmittal or the Notice of Guaranteed Delivery, as applicable.

12.   Market Purchases

        The Offeror reserves the right to and may acquire or cause an affiliate to purchase Stuart Energy Common Shares through the facilities of the TSX at any time and from time to time prior to the Expiry Time. In no event will the Offeror make any such purchases of Stuart Energy Common Shares through the facilities of the TSX until the third business day following the date of the Offer. If the Offeror purchases Stuart Energy Common Shares through the facilities of the TSX while the Offer is outstanding, the Stuart Energy Common Shares so purchased shall be counted in any determination as to whether the Minimum Condition has been fulfilled. The aggregate number of Stuart Energy Common Shares so purchased by the Offeror through the facilities of the TSX after the date of the Offer and prior to the end of the Deposit Period will not exceed 5% of the outstanding Stuart Energy Common Shares as of the date of the Offer and the Offeror will issue and file a news release forthwith after the close of business of the TSX on each day on which such Stuart Energy Common Shares have been purchased in accordance with applicable securities laws.

        The Offeror reserves the right to make or enter into an arrangement, commitment or understanding prior to the Expiry Time to sell after the Expiry Time any Stuart Energy Common Shares taken up and paid for under the Offer.

13.   Other Terms of the Offer

        The Offeror reserves the right to transfer to one or more affiliates of the Offeror the right to purchase all or any portion of the Stuart Energy Common Shares deposited pursuant to the Offer, but any such transfer will not relieve the Offeror of its obligations under the Offer and will in no way prejudice the rights of Persons depositing Stuart Energy Common Shares to receive payment for Stuart Energy Common Shares validly deposited and accepted for payment pursuant to the Offer.

        No broker, dealer or other Person (including the Dealer Manager, any member of the Soliciting Dealer Group or the Depositary) has been authorized to give any information or to make any representation or warranty on behalf of the Offeror or any of its affiliates in connection with the Offer other than as contained in the Offer, and, if any such information, representation or warranty is given or made, it must not be relied upon as having been authorized. No broker, dealer or other Person shall be deemed to be the agent of the Offeror or any of its affiliates, the Dealer Manager or the Depositary for the purposes of the Offer.

        The Offer and all contracts resulting from the acceptance of the Offer shall be governed by and construed in accordance with the Laws of the Province of Ontario and the federal Laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of the Offer unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario.

        The Offer is not being made to (nor will deposits of Stuart Energy Common Shares be accepted from or on behalf of) Shareholders residing in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the Laws of such jurisdiction. The Offeror may, in its sole discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction and extend the Offer to Shareholders in any such jurisdiction.

        The Offeror in its sole discretion shall be entitled to make a final and binding determination of all questions relating to the Offer to Purchase, the Circular, the Letter of Acceptance and Transmittal and the Notice of Guaranteed Delivery, the validity of any acceptance of the Offer and the validity of any withdrawal of Stuart Energy Common Shares.

        The provisions of the Circular, the Letter of Acceptance and Transmittal and the Notice of Guaranteed Delivery accompanying the Offer to Purchase, including the instructions contained therein, form part of the terms and conditions of the Offer.

        The Offer to Purchase and the accompanying Circular together constitute the take-over bid circular required under applicable Canadian provincial securities Laws with respect to the Offer. Shareholders are urged to refer to the accompanying Circular for additional information relating to the Offer.

                        DATED: November 30, 2004
                         HYDROGENICS CORPORATION
                        (Signed) Pierre Rivard

CIRCULAR

        The Circular is furnished with the Offer to Purchase dated November 30, 2004 in connection with the Offer by the Offeror to purchase all of the issued and outstanding Stuart Energy Common Shares, including Stuart Energy Common Shares issuable upon the exercise of existing Stuart Energy Options and other rights to purchase Stuart Energy Common Shares, at a price of 0.74 Hydrogenics Common Shares per Stuart Energy Common Share.

        The terms and provisions of the Offer to Purchase, the Letter of Acceptance and Transmittal and the Notice of Guaranteed Delivery are incorporated into and form part of the Circular. Shareholders should refer to the Offer to Purchase for details of the terms and conditions of the Offer, including details as to payment and withdrawal rights. Defined terms used in the Offer to Purchase are used in the Circular with the same meaning unless the context otherwise requires.

        Except as otherwise indicated, the information concerning the Company contained in the Offer to Purchase and the Circular has been taken from or based upon publicly available documents and records on file with Canadian securities regulatory authorities and other public sources. Although the Offeror has no knowledge that would indicate that any statements contained herein relating to the Company taken from or based upon such documents and records are untrue or incomplete, neither the Offeror nor any of its officers or directors assumes any responsibility for the accuracy or completeness of the information relating to the Company taken from or based upon such documents and records, or for any failure by the Company to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to the Offeror.

1.     The Offeror

        The Offeror was incorporated under the CBCA on August 1, 1988. The Offeror is a leading developer and manufacturer of hydrogen fuel cell and related new energy technologies that produce clean electricity. The principal business of the Offeror is the development and commercialization of proton exchange membrane, or PEM, fuel cell test and diagnostic equipment, PEM fuel cell stacks and PEM fuel cell power generation systems for portable, stationary and mobile applications. The Offeror is also beginning to develop and manufacture hydrogen generation products to complement its fuel cell product development initiatives, which include PEM electrolyzer stacks, PEM electrolyzer refueling systems and the balance of plant components for reformer-based hydrogen generation systems.

        The registered office and principal executive offices of the Offeror are located at 5985 McLaughlin Road, Mississauga, Ontario, L5R 1B8, Canada, telephone (905) 361-3660. The Offeror has corporate, manufacturing and research and development facilities at its head office in Mississauga and in Burnaby, British Columbia, as well as a sales, marketing and manufacturing facility in Gelsenkirchen, Germany, and a sales and marketing office in Tokyo, Japan.

        The Offeror has approximately 210 full-time employees, approximately 100 of whom are professional staff, including engineers, scientists, and other professionals.

        The authorized capital of the Offeror consists of an unlimited number of Hydrogenics Common Shares and an unlimited number of preferred shares. As of November 30, 2004, the Offeror had outstanding no preferred shares, 64,618,649 Hydrogenics Common Shares, 3,863,803 Hydrogenics Options and warrants to purchase 2,470,436 Hydrogenics Common Shares.

        For the year ended December 31, 2003, the Offeror had consolidated revenues of approximately US$26.7 million and consolidated net losses of approximately US$22.1 million. At December 31, 2003, total shareholders' equity was approximately US$81 million. For the nine months ended September 30, 2004, the Offeror had consolidated revenues of approximately US$11.1 million and consolidated net losses of approximately US$23.2 million. At September 30, 2004, total shareholders' equity was approximately US$119.3 million.

        The Hydrogenics Common Shares are listed and posted for trading on the TSX under the symbol "HYG" and on NASDAQ under the symbol "HYGS". In February 2004, the Offeror completed the issuance and sale of

11,373,608 Hydrogenics Common Shares at US$5.75 per share for gross proceeds of approximately US$65.4 million. Further information with respect to the Offeror and the Hydrogenics Common Shares is set forth in Annex A, which is incorporated into and forms a part of the Circular.

  Price Range and Trading Volume of Hydrogenics Common Shares

        The Hydrogenics Common Shares are listed and posted for trading on the TSX and NASDAQ, the principal markets for the Hydrogenics Common Shares. The following table sets forth, for the periods indicated, the high and low sale prices of the Hydrogenics Common Shares and the volume of trading on the TSX and NASDAQ, according to Bloomberg L.P.:

	The Toronto Stock Exchange			NASDAQ
	High	Low	Volume	High	Low	Volume
	($)	($)	#	($)	($)	#
2003
December	8.20	7.40	279,557	6.24	5.65	1,657,620
2004
January	9.74	7.71	1,844,201	7.54	5.75	12,272,641
February	8.55	7.26	1,494,086	6.44	5.42	8,874,248
March	8.83	6.87	1,368,057	6.51	5.14	5,942,494
April	8.10	7.15	1,342,922	5.97	5.32	8,859,930
May	6.13	7.71	1,104,772	5.63	4.39	9,442,894
June	6.87	5.74	948,322	5.05	4.22	5,378,534
July	6.16	5.01	973,525	4.67	3.75	4,830,120
August	5.39	4.58	941,040	4.00	3.45	4,839,797
September	5.79	4.86	742,434	4.62	3.78	3,849,580
October	6.05	5.60	531,491	4.82	4.41	3,286,744
November	6.17	4.99	4,367,852	5.17	4.15	8,473,329

        Shareholders are urged to obtain a current market quotation for the Hydrogenics Common Shares.

2.     The Company

        The Company is a corporation continued under and governed by the CBCA. The Company, together with its Subsidiaries, is a leading global provider of integrated solutions for distributed hydrogen infrastructure requirements based on water electrolysis. The Company's Stuart Energy Station (SES) product line offers integrated, turn-key solutions for on-site hydrogen production, compression, storage, fuel dispensing and distributed power generation. The SES is designed to meet a growing and diverse set of requirements for the industrial, power generation and transportation fueling markets. The Company integrates its proprietary hydrogen generation systems with other hydrogen products from its strategic partners to provide integrated SES products.

        In February 2003, the Company acquired all of the shares of Vandenborre for approximately $28 million, consisting of approximately $9.5 million in cash and 7,322,672 Stuart Energy Common Shares. Vandenborre, which also operated under the name Hydrogen Systems, was a privately-held company based in Oevel, Belgium. Vandenborre was an industry leader in the design, manufacture and sale of pressurized hydrogen generation systems based on advanced alkaline water electrolysis.

        As at November 30, 2004, the Company employed approximately 165 employees operating out of its two principal manufacturing and office facilities in Mississauga, Ontario and Oevel, Belgium.

        The Company's principal executive office is located at 5101 Orbitor Drive, Mississauga, ON, Canada, L4W 4V1, telephone: (905) 282-7700.

        The authorized capital of the Company consists of an unlimited number of Stuart Energy Common Shares and an unlimited number of preference shares, and the Company has represented to the Offeror that as of

November 10, 2004, the Company had outstanding no preference shares, 36,268,699 Stuart Energy Common Shares and 3,245,700 Stuart Energy Options.

        For the year ended March 31, 2004, the Company had consolidated revenues of approximately $17.9 million and consolidated net losses of approximately $37.6 million. At March 31, 2004, total shareholders' equity was approximately $91.0 million. For the six months ended September 30, 2004, the Company had consolidated revenues of approximately $11.2 million and consolidated net losses of approximately $14.1 million. At September 30, 2004, total shareholders' equity was approximately $75.8 million.

        The Stuart Energy Common Shares are listed and posted for trading on the TSX under the symbol "HHO". In February and March of 2004, the Company completed the issuance and sale of 8,000,000 Stuart Energy Common Shares at $3.00 per share for aggregate gross proceeds of $24 million.

3.     Background to the Offer

        In the summer of 2002, senior management of the Offeror and the Company held informal discussions regarding joint business opportunities, including the possibility of a combination between them. On November 12, 2002, the parties met to discuss in more detail the merits of a combination transaction and entered into a confidentiality agreement as of that date. However, discussions broke off and no further discussions were had between the Offeror and the Company regarding the prospect of a transaction until the summer of 2004.

        On June 25, 2004, senior management of the Offeror met with the Offeror's directors to consider the prospect and merits of a combination with the Company. The Offeror's directors met again on July 12, 2004 with senior management to consider the terms of a proposal to be made to the Company regarding a combination and to consider various strategies and alternatives. On July 14, 2004, the board of the Offeror met to approve making a proposal to the Company in respect of a friendly combination and to approve the engagement of CIBC World Markets Inc. to assist the Offeror in connection with the transaction.

        On July 15, 2004, with the assistance of counsel, a draft proposal letter and preliminary term sheet (without pricing details) outlining transaction terms for a combination was prepared and delivered by the Offeror to Dr. Hugo Vandenborre, the Chairman of the Board, and Mr. Jon Slangerup, the CEO of the Company. Mr. Pierre Rivard, the CEO of the Offeror, also spoke directly to Mr. Slangerup regarding the proposal.

        On July 22, 2004, senior management of both companies met to discuss the prospect of a proposal. At that meeting the Offeror made a presentation regarding its business. On July 28, 2004, a further meeting among senior management of both companies was held. At that meeting the Company made a presentation regarding its business.

        On July 30, 2004, senior management of the Offeror made a presentation to its board regarding the combination and recommended a price range and the terms of a proposal to be made to the Company. CIBC World Markets Inc. also attended the board meeting and made a presentation regarding the transaction. At that meeting, the board approved making a formal proposal to the Company. Later that day, senior management of the two companies met to further discuss a transaction. At that meeting the Offeror conveyed to the Company the principal terms of the formal proposal. On August 4, 2004, the Offeror presented its formal proposal to the Company.

        On August 12, 2004, senior management of both companies had a conference call to discuss the terms of the Offer. On that call the Company informed the Offeror that, although they were amenable to pursuing a transaction, they were not prepared to move forward on the terms proposed.

        On August 24, 2004, the Offeror met with its legal and financial advisors to consider alternatives. On August 25, 2004, an informal meeting took place between Mr. Rivard and Mr. Slangerup to discuss the proposed combination. On August 26, 2004, senior management of both companies met, along with their financial advisors, to further negotiate the terms of the proposed combination. At this meeting the Company requested that the Offeror clarify a number of issues in connection with its proposal.

        On September 9, 2004, the Offeror's board met to approve a revised proposal put forth by management. The revised proposal was presented to the Company on September 22, 2004. On September 28, 2004,

Mr. Slangerup called the Offeror's senior management to indicate that the special committee of the board of the Company supported the transaction in principle but not on the terms proposed. On October 12, 2004, the Offeror's management team made a presentation to the Company's board and met with them later that same day to hear their response on a number of key points to the proposed transaction.

        On October 14, 2004, senior management of the Offeror presented to the Offeror's board, for its approval, a revised proposal to be made to the Company. The revised proposal was forwarded to the Company later that day. Further negotiation ensued, and on October 21, 2004, a final revised proposal was sent from the Offeror to the Company with an exchange ratio of 0.74 Hydrogenics Common Shares in exchange for each Stuart Energy Common Share. The proposal also included a mutual standstill covenant to run until October 22, 2005 and an exclusivity undertaking from the Company for a period of two weeks from the date that the letter was signed back. On October 25, 2004, the proposal letter was signed back by the Company with the exclusivity undertaking to run until 5:00 p.m. on November 8, 2004.

        Mutual diligence proceeded over the course of the next two weeks, during which time the Lock-Up Agreement and Support Agreement were negotiated. On November 8, 2004, upon the expiry of the exclusivity undertaking, exclusivity was extended by the Company until midnight on November 9, 2004. On the evening of November 8, 2004, the board of the Offeror met and received a recommendation from senior management that it proceed with the Offer, and upon receiving a report from its financial advisors and advice from counsel, it approved entering into the Support Agreement and the Lock-Up Agreement and proceeding with the Offer. On November 9, 2004, the special committee of the board of the Company met and resolved to recommend to the board of the Company that the board should support and recommend the Offer. Later that day, the board of the Company met to receive the report of the special committee. Upon considering the special committee's recommendation, the report of its financial advisors and advice of counsel, the directors of the board of the Company unanimously approved entering into the Support Agreement and they recommended that Shareholders accept the Offer.

        The Support Agreement and Lock-Up Agreement were signed in the early hours of November 10, 2004, and on the morning of November 10, 2004, a press release announcing the Offer was issued prior to the opening of the financial markets.

4.     Agreements Relating to the Offer

  Confidentiality Agreement

        On November 12, 2002, the Company entered into a bilateral confidentiality agreement with the Offeror pursuant to which both parties agreed, subject to certain exceptions, to hold confidential all information of the other party made available to it and its representatives for a period of five years from the date of termination of such agreement.

  Support Agreement

        The support agreement dated November 10, 2004 between the Offeror and the Company (the "Support Agreement") sets forth the terms and conditions upon and subject to which the Offer is to be made. The following is a summary of the principal terms of the Support Agreement. A copy of the Support Agreement can be obtained on www.sedar.com.

        The Offer:    The Offeror agreed to make the Offer on the terms and conditions set forth in the Support Agreement.

        Support for the Offer:    The Company has indicated that it wishes to support and facilitate the Offer on the terms set forth in the Support Agreement. The Company represented that its board of directors: (i) unanimously determined that the Offer is fair to Shareholders and is in the best interests of the Company, and (ii) approved the entering into of the Support Agreement and the making of a recommendation that Shareholders accept the Offer. In addition, the Company represented that, after reasonable inquiry, each of the Company and its board of directors believes that all of the directors and officers of the Company intend to tender their Stuart Energy

Common Shares, including Stuart Energy Common Shares issued on the exercise of all Stuart Energy Options held by them, to the Offer.

        Modification or Waiver of Terms of Offer:    The Support Agreement provides that the Offeror may, in its sole discretion, modify or waive any term or condition of the Offer, provided that the Offeror shall not, without the prior consent of the Company, modify or waive the Minimum Condition, decrease the Offered Consideration (except if the Company has declared, set aside or paid a dividend or distribution (whether in cash, stock, property or otherwise) with respect to the Stuart Energy Common Shares), change the form of the Offered Consideration (other than to add additional consideration), impose additional conditions to the Offer or otherwise modify the Offer (or any terms or conditions thereof) in a manner that is adverse to the Shareholders.

        Designation of Directors:    The Company has agreed that after the purchase by the Offeror of at least 66 2/3% of the outstanding Stuart Energy Common Shares (on a fully diluted basis), the Offeror shall be entitled to designate the directors of the board of directors of the Company. Immediately upon the appointment of the Offeror's designees to the board of directors of the Company, the Offeror will reorganize its own board of directors to permit the appointment of Mr. Peter C. Johnson, Mr. Andrew T.B. Stuart and Dr. Hugo Vandenborre to its nine person board of directors.

        Listing of Hydrogenics Common Shares:    The Offeror has agreed that the Hydrogenics Common Shares issued pursuant to the Offer will be at the time of issue registered under the United States Securities Act of 1933 pursuant to Form F-8 or Form F-80 or other applicable form, and will be listed for trading on NASDAQ and the TSX.

        Representations and Warranties of the Offeror and the Company:    The Offeror and the Company each made certain customary reciprocal representations and warranties to the other as to: (i) organization and qualification; (ii) authority relative to the Support Agreement; (iii) no conflict and required consents; (iv) Subsidiaries; (v) compliance with Laws, licences and authorizations; (vi) capitalization and listings; (vii) shareholder and similar agreements; (viii) reports filed with regulatory authorities; (ix) financial statements; (x) absence of undisclosed liabilities; (xi) interest in properties; (xii) employment matters; (xiii) intellectual property rights; (xiv) absence of pending or threatened complaints, investigations, proceedings or actions; (xv) absence of certain changes or events; (xvi) litigation; (xvii) tax matters; (xviii) books and records; (xix) insurance; (xx) non-arm's length transactions; (xxi) pension and employee benefits; (xxii) relationships with customers, suppliers, distributors and sales representatives; (xxiii) product recalls; (xxiv) environmental matters; (xxv) restrictions on business activities; (xxvi) material contracts; and (xxvii) brokers. These representations and warranties, as well as those listed below, shall expire and be terminated on the earlier of the Effective Date and the termination of the Support Agreement.

        Representations and Warranties of the Company:    The Company made customary representations and warranties to the Offeror as to U.S. securities Laws matters and the absence of a shareholder rights plan or similar plan.

        Representations and Warranties of the Offeror:    The Offeror made customary representations and warranties to the Company that the Hydrogenics Common Shares issuable by the Offeror pursuant to the Offer will, upon their issue, be freely tradeable securities and not subject to any hold periods or trading or volume limitations under applicable securities Laws of Canada and the United States.

        Conduct of business by the Company:    The Company has agreed that, prior to the earlier of (a) the Effective Date and (b) the Transition Date, unless the Offeror otherwise agrees in writing or except as otherwise expressly contemplated or permitted by the Support Agreement, the Company shall, and shall cause each of its Material Subsidiaries to, conduct their respective businesses in the ordinary course consistent with past practice. Except for transactions involving amounts which, individually or in the aggregate, do not exceed $100,000, or as otherwise consented to by the Offeror, the Company agreed, subject to certain exceptions, that it would not, and would cause its Material Subsidiaries not to, take certain actions relating to: (i) the issuance or encumbrance of securities; (ii) the sale or encumbrance of assets; (iii) the amendment of organizational documents; (iv) the reclassification of any outstanding Stuart Energy Common Shares; (v) the redemption or purchase of securities; (vi) the declaration or payment of dividends or distributions; (vii) any reorganization, amalgamation or merger;

(viii) any reduction of stated capital; (ix) the acquisition of, investment in or property transfer to any Person; (x) the acquisition of assets; (xi) the incurrence of indebtedness or the repayment of indebtedness; (xii) a liquidation or dissolution; (xiii) the release, waiver or changing rights or claims; (xiv) the relinquishment of any contractual right; (xv) the waiver, release or transfer of any licence, lease or contract; (xvi) the increase of benefits payable to directors or officers or modification of any employment or consulting arrangement; or (xvii) the grant any bonuses, salary increases or severance pay to any non-executive employees. In addition, the Company agreed, among other things, that it will not take certain actions that would: (a) accelerate the vesting, exercise or funding under any stock option, employee benefit or similar plan; (b) restrict or limit business activities following completion of the Offer; (c) render any representation or warranty in the Support Agreement untrue in any material respect; (d) relate to modifying contracts; or (e) except in certain circumstances, result in capital expenditures in excess of $20,000 individually or $150,000 in the aggregate. The Company has agreed to use all reasonable commercial efforts to preserve the goodwill of its business and to maintain insurance policies. The Company has also agreed to provide the Offeror with notice of any change or development in the business of the Company or any of its Subsidiaries that individually or in the aggregate would have a Company Material Adverse Effect, and to pay taxes.

        Conduct of business by the Offeror:    The Offeror has agreed that, until the Transition Date, it will: (i) comply with all securities Laws requirements applicable to the issue of Hydrogenics Common Shares pursuant to the Offer; (ii) use reasonable commercial efforts to cause the listing of the Hydrogenics Common Shares issued pursuant to the Offer on NASDAQ and the TSX prior to, or as at, the Effective Date; (iii) use commercially reasonable efforts to satisfy the conditions of the Offer and take all other actions necessary to complete the Offer; (iv) make all necessary filings and applications under applicable Laws; (v) use reasonable commercial efforts to preserve the goodwill of its business; and (vi) provide the Company with notice of any change or development in the business of the Offeror or any of its Subsidiaries which individually or in the aggregate would have an Offeror Material Adverse Effect. In addition, the Offeror has agreed that: (a) it will not, and will not permit any of its Subsidiaries to, take certain actions that would render any representation and warranty in the Support Agreement untrue in any material respect; (b) it will not reclassify any of the outstanding Hydrogenics Common Shares or effect an amalgamation, merger or other transaction without taking all necessary action to ensure that the Offered Consideration is adjusted accordingly to reflect such change; and (c) subject to certain exemptions, it will not declare or pay any dividends or distributions on the Hydrogenics Common Shares.

        Non-Solicitation Obligation of the Company:    The Company has agreed that it and its Subsidiaries will not, directly or indirectly, solicit, initiate or encourage inquiries from or submissions of proposals or offers from any other Person relating to any liquidation, dissolution, recapitalization, merger, amalgamation, arrangement, acquisition or purchase of all or a material portion of the assets of, or any equity interest (including Stuart Energy Common Shares) in, the Company or any of its Subsidiaries or other similar transaction or business combination (any of such foregoing inquiries or proposals being referred to herein as an "Acquisition Proposal"), or participate in any discussions or negotiations regarding, or furnish to any Person any information with respect to, or otherwise cooperate in any way or assist or participate in, facilitate or encourage, any effort or attempt by any other Person to do or seek to do any of the foregoing. However, the Support Agreement does not prevent the board of directors of the Company, in respect of a bona fide written Acquisition Proposal that the board of directors of the Company has determined in good faith (after determining, after consultation with advisors, that the board of directors of the Company is required to do so in order to discharge properly its fiduciary duties) is likely to, if consummated in accordance with its terms, result in a transaction that is more favourable to Shareholders than the Offer (any such offer or proposal being referred to herein as a "Superior Proposal"), from considering, participating in any discussions, releasing any Person from any standstill agreement, negotiating, approving, cooperating in any way with, or assisting or facilitating any such Superior Proposal, or recommending to Shareholders or, subject to compliance with the provisions of the Support Agreement, entering into an agreement in respect of any Superior Proposal.

        The Company agreed to immediately cease and cause to be terminated any existing discussions or negotiations with any Persons (other than the Offeror) with respect to any potential Acquisition Proposal, request the return or destruction of all confidential information provided in connection therewith and not to release any third party from any confidentiality or standstill agreement except as permitted by the provisions of the Support Agreement.

        The Company agreed to immediately provide notice to the Offeror of any bona fide Acquisition Proposal or any inquiry that could lead to an Acquisition Proposal, or any request for non-public information relating to the Company or any of its Subsidiaries in connection with such an Acquisition Proposal or for access to the properties, books and records of the Company or any Subsidiary, by any Person that informs the Company or any member of the board of directors of the Company that it is considering making, or has made, an Acquisition Proposal. Such notice shall be made, from time to time, in writing and shall indicate the identity of the Person making such proposal, inquiry or contact, all material terms thereof and such other details of the proposal, inquiry or contact known to the Company. The Company agreed to keep the Offeror informed of the status including any change to the material terms of any such Acquisition Proposal or inquiry.

        If the board of directors of the Company receives a request for material non-public information from a Person who proposes to the Company a bona fide written Acquisition Proposal and the board of directors of the Company determines, in the manner contemplated by the Support Agreement, that such Acquisition Proposal is likely to, if consummated in accordance with its terms, result in a Superior Proposal then, and only in such case, the Company may provide such Person with access to information regarding the Company, subject to the execution of a confidentiality and standstill agreement which is customary in such situations and which, in any event, is no less favourable to the Company than the confidentiality agreement entered into between the Offeror and the Company; provided that the Company sends a copy of any such confidentiality and standstill agreement to the Offeror promptly upon its execution and the Offeror is provided with a list of or copies of the information provided to such Person and immediately provided with access to similar information to which such Person was provided.

        The Company has agreed that it will not enter into any agreement (a "Proposed Agreement"), other than a confidentiality and standstill agreement with any Person providing for or to facilitate any Acquisition Proposal, unless the board of directors of the Company determines that such proposal is likely to, if consummated in accordance with its terms, constitute a Superior Proposal and then will not do so without providing the Offeror with an opportunity to amend the Support Agreement and the Offer to provide for at least equivalent financial terms to those included in the Proposed Agreement as determined by the board of directors of the Company, acting in good faith and in accordance with its fiduciary duties. In particular, the Company agreed to provide the Offeror with a copy of any Proposed Agreement relating to such Superior Proposal, such document to be so provided to the Offeror not less than three full business days prior to the proposed execution of the Proposed Agreement by the Company. The board of directors of the Company shall review any written offer delivered by the Offeror to amend the terms of the Support Agreement, provided that it is delivered to the Company within three business days of delivery of the Proposed Agreement to the Offeror, to determine, acting in good faith and in accordance with its fiduciary duties, whether the Offeror's amended Offer would be at least as favourable to Shareholders as the Acquisition Proposal provided in the Proposed Agreement. If the board of directors of the Company so determines, the Company and the Offeror will enter into an amended agreement reflecting the amended Offer. If the board of directors of the Company continues to believe, acting in good faith and in the proper discharge of its fiduciary duties, that the Acquisition Proposal provided in the Proposed Agreement continues to be a Superior Proposal with respect to the amended Offer, or does not receive an amended Offer within such three business day period, the Company shall be entitled to enter into the Proposed Agreement. The Company acknowledges and agrees that each successive material modification of any Acquisition Proposal shall constitute a new Acquisition Proposal for purposes of this requirement of the Support Agreement to initiate an additional three business day notice period.

        Termination of the Support Agreement:    The Support Agreement may be terminated:

  (a)
  at any time prior to the Effective Date by mutual consent of the Offeror and the Company;

  (b)
  by the Offeror, if any condition of the Offer is not satisfied or waived by the Expiry Time (other than as a result of the Offeror's default under the Support Agreement);

  (c)
  by the Offeror at any time if the Company shall have breached any of its representations and warranties, covenants or other agreements (in certain cases qualified by a materiality threshold)

    contained in the Support Agreement and such breach is incapable of being cured by the Company or is not cured by the earlier of (i) one business day prior to the Effective Date or (ii) by the end of the third business day after notice thereof to the Company from the Offeror;

  (d)
  by the Offeror or the Company at any time if the other party is in default of any covenant or obligation under the Support Agreement and such default is reasonably likely to prevent or materially delay consummation of the transactions contemplated by the Support Agreement;

  (e)
  by the Company at any time if the Offeror shall have breached any of its representations or warranties, covenants or other agreements (in certain cases qualified by a materiality threshold) contained in the Support Agreement and any such breach is incapable of being cured by the Offeror or is not cured by the earlier of (i) one business day prior to the Effective Date or (ii) by the end of the third business day after notice thereof to the Offeror from the Company;

  (f)
  by the Company if the Offeror has not taken up and paid for at least 66 2/3% of the outstanding Stuart Energy Common Shares (on a fully diluted basis) under the Offer within 75 days after the Offer is commenced, otherwise than as a result of the breach by the Company of any covenant or obligation under the Support Agreement or as a result of any representation or warranty of the Company in the Support Agreement being untrue or incorrect in any material respect; provided, however, that if the Offeror's take-up and payment for Stuart Energy Common Shares deposited under the Offer is delayed by (i) an injunction or order made by a court or regulatory authority of competent jurisdiction or (ii) the Offeror not having obtained any regulatory waiver, consent or approval which is necessary to permit the Offeror to take up and pay for Stuart Energy Common Shares deposited under the Offer (other than as a result of the Offeror's default under the Support Agreement), then, provided that such injunction or order is being contested or appealed or such regulatory waiver, consent or approval is being actively sought, as applicable, the Support Agreement may not be terminated by the Company until the earlier of (A) 120 days after the Offer is commenced and (B) the fifth business day following the date on which such injunction or order ceases to be in effect or such waiver, consent or approval is obtained, as applicable;

  (g)
  by the Offeror if (i) the board of directors of the Company withdraws, modifies or changes its recommendation in favour of the Offer or (ii) the board of directors of the Company approves or recommends acceptance of an Acquisition Proposal or (iii) the board of directors of the Company does not reaffirm its recommendation in favour of the Offer to the Shareholders in a press release or directors' circular within ten days after the public announcement or commencement of an Acquisition Proposal;

  (h)
  by either the Offeror or the Company, if the Offeror has been notified in writing by the Company of a Proposed Agreement in accordance with the Support Agreement and (i) the Offeror does not deliver an amended Offer within three business days of delivery of the Proposed Agreement to the Offeror or (ii) the board of directors of the Company determines, acting in good faith and in the proper discharge of its fiduciary duties, that the Acquisition Proposal provided in the Proposed Agreement continues to be a Superior Proposal in comparison to the amended Offer;

  (i)
  by the Company where, upon the occurrence of a Trigger Event, the board of directors has, within three business days following the final date of the period comprising the Trigger Event, provided notice in writing to the Offeror of the Company's board of directors' intention to withdraw its support for the Offer and the Company's intention to terminate the Support Agreement; provided however that, where the Company fails to provide such notice within the allotted time period, the Company will be deemed to have waived its right to terminate the Support Agreement for that occurrence of a Trigger Event, but not with respect to any subsequent Trigger Events that may occur. If the Company elects to terminate the Support Agreement as a result of a Trigger Event, the Company will reimburse the Offeror for all out-of-pocket expenses incurred in connection with the Offer up to a maximum of $750,000;

  (j)
  by the Company or the Offeror if the Offeror is required by NASDAQ or the TSX to obtain approval of the issuance of Hydrogenics Common Shares pursuant to the Offer from its shareholders prior to completing the Offer; and

  (k)
  by the Company if it has paid to the Offeror the $3.5 million break fee described below.

        Break Fee:    If the Offeror withdraws the Offer or elects not to take up and pay for any Stuart Energy Common Shares deposited under the Offer as a result of any one of the following:

  (a)
  prior to the Transition Date, the board of directors of the Company withdraws, modifies or changes any of its recommendations or determinations regarding the Offer in a manner adverse to the Offeror or resolves to do so, other than in accordance with subparagraph (i) above under the paragraph "Termination of the Support Agreement"; or

  (b)
  an Acquisition Proposal is publicly announced, the Offer is not completed as a result of the Minimum Condition not being satisfied, and any Stuart Energy Common Shares are acquired under such alternative Acquisition Proposal or an Acquisition Proposal is otherwise completed within 12 months of the date of termination of the Support Agreement; or

  (c)
  the Support Agreement is terminated by the Offeror following (i) the breach by the Company of any of its representations, warranties, covenants or other agreements (in certain cases qualified by a materiality threshold), or (ii) a default by the Company of any covenant or obligation under the Support Agreement which is reasonably likely to prevent or materially delay consummation of the transactions contemplated by the Support Agreement; or

  (d)
  the Support Agreement is terminated as a result of the Offeror failing to exercise its right to make an amended Offer in response to an Acquisition Proposal as described above;

then the Company shall forthwith after such event pay to the Offeror the sum of $3.5 million.

        Subsequent Acquisition Transaction:    If, within 120 days after the date of the Offer, the Offer has been accepted by holders of not less than 90% of the outstanding Stuart Energy Common Shares (on a fully diluted basis), the Offeror has agreed, to the extent possible, to acquire the remainder of the Stuart Energy Common Shares from those Shareholders who have not accepted the Offer pursuant to section 206 of the CBCA and otherwise in accordance with applicable Laws. If such statutory right of acquisition is not available, the Offeror has agreed to pursue other lawful means of acquiring the remaining Stuart Energy Common Shares not tendered to the Offer. Upon the Offeror taking up and paying for more than 66 2/3% of the outstanding Stuart Energy Common Shares (on a fully diluted basis) under the Offer, the Company will assist the Offeror in connection with any compulsory acquisition, proposed amalgamation, statutory arrangement, capital reorganization or other transaction of the Company and the Offeror or an affiliate of the Offeror to acquire the remaining Stuart Energy Common Shares for consideration per Stuart Energy Common Share at least equal in value to the consideration paid by the Offeror under the Offer per Stuart Energy Common Share.

  Lock-Up Agreement

        On November 10, 2004, the Locked-Up Shareholders, which includes certain of the Company's principal Shareholders and all of the directors and officers of the Company, entered into a lock-up agreement (the "Lock-Up Agreement") with the Offeror. The Lock-Up Agreement sets forth the terms and conditions upon which the Locked-Up Shareholders have agreed to support the Offer and deposit to the Offer or cause to be deposited to the Offer the Subject Shares. The Locked-Up Shareholders are the beneficial owners of 13,604,720 Stuart Energy Common Shares representing approximately 37% of the outstanding Stuart Energy Common Shares and 2,376,000 Stuart Energy Options. The following is a summary of the principal terms of the Lock-Up Agreement. A copy of the Lock-Up Agreement can be obtained on www.sedar.com.

        Agreement of the Locked-Up Shareholders to Tender:    The Locked-Up Shareholders have agreed to accept the Offer and tender the Subject Shares under the Offer on the terms and conditions set out in the Lock-Up Agreement, provided that the Locked-Up Shareholders shall each be entitled to withdraw their Subject Shares from the Offer where: (i) the Lock-up Agreement is terminated in accordance with the termination provisions described below; (ii) the Offeror fails to ensure that the Hydrogenics Common Shares issuable pursuant to the Offer are, upon their issue, freely tradeable securities and not subject to any hold period or trading or volume limitations under applicable securities Laws of Canada and the United States and listed and quoted for trading on the TSX and NASDAQ; or (iii) the board of directors of the Company withdraws, modifies or changes its recommendation in favour of the Offer. Each Locked-Up Shareholder agrees that it will not tender any Subject Shares to a Superior Proposal or enter into a Proposed Agreement with respect to such Superior Proposal as contemplated under the Support Agreement without first providing the Offeror with a reasonable opportunity to exercise its right to match as set out in the Support Agreement to provide for consideration per Stuart Energy Common Share at least as favourable as the consideration per Stuart Energy Common Share offered under the Superior Proposal, and if the Offeror amends the Lock-Up Agreement and the Offer to do so, each Locked-Up Shareholder agrees that it will not tender any Subject Shares to the Superior Proposal offering an equivalent or lesser consideration per Stuart Energy Common Share or enter into a proposed agreement with respect to such Superior Proposal and will accept the Offeror's amended Offer unless the board of directors of the Company continues to believe, acting in good faith and the proper discharge of its fiduciary duties, that such Superior Proposal continues to be a Superior Proposal with respect to the amended Offer.

        Covenants of the Offeror:    The Offeror has agreed that it will not, without the prior written consent of the Company: (i) modify or waive the Minimum Condition; (ii) decrease the Offered Consideration (except in circumstances where the Company has declared, set aside or paid any dividend or distribution with respect to the Stuart Energy Common Shares); (iii) change the form of the Offered Consideration (other than to add additional consideration); (iv) impose additional conditions to the Offer; (v) otherwise modify the Offer (or any terms or conditions thereof) in a manner that is adverse to the Locked-Up Shareholders; or (vi) amend the Support Agreement. The Offeror also agreed to use all reasonable commercial efforts to satisfy the conditions of the Offer to the extent within the control of the Offeror and to take all further actions necessary, proper or advisable under applicable Laws to complete the Offer in accordance with its terms.

        Covenants of Locked-Up Shareholders:    Each of the Locked-Up Shareholders has agreed that during the period commencing on the date of the Lock-Up Agreement and continuing until the earlier of (i) the termination of the Offer and (ii) the termination of the Lock-Up Agreement it will, among other things: (a) immediately cease and cause to be terminated existing discussions, if any, with Persons (other than the Offeror) with respect to any Acquisition Proposal and it will not, directly or indirectly, solicit, initiate or encourage inquiries from or submission of proposals or offers from any Person whatsoever, other than the Offeror, relating to any Acquisition Proposal or otherwise assist or participate in, facilitate or encourage, any effort or attempt by any Person other than the Offeror to do or seek to do any of the foregoing (provided, however, that a Locked-Up Shareholder that is a member of the board of directors of the Company is permitted to respond, solely in his capacity as a member of the board of directors of the Company, to any bona fide written Acquisition Proposal); (b) not sell, transfer or encumber in any way any Subject Shares or relinquish or restrict such Locked-Up Shareholder's right to vote any Subject Shares, other than pursuant to the Offer; and (c) notify the Offeror within 24 hours of receiving a possible Acquisition Proposal and inform the Offeror of the identity of the Person making such Acquisition Proposal and the material terms known by the Locked-Up Shareholder at the time regarding such Acquisition Proposal.

        Representations and Warranties of Locked-Up Shareholders:    Each of the Locked-Up Shareholders made certain customary representations and warranties to the Offeror with respect to, among other things: (a) ownership of the Subject Shares; (b) the right to sell and vote the Subject Shares; (c) there being no option regarding the purchase, acquisition or transfer of the Subject Shares; (d) there being no breach of (i) its constating documents (as applicable), (ii) any agreement respecting any of its property or assets, (iii) any judgment, decree, order or award, or (iv) any applicable Laws; (e) corporate power, authority and capacity (as applicable); (f) due authorization and execution; and (g) no securities of the Company being owned other than the Subject Shares and no options being held for the acquisition of additional securities of the Company.

        Representations and Warranties of the Offeror:    The Offeror made certain customary representations and warranties to the Locked-Up Shareholders relating to: (a) organization and existence; (b) authority and execution of agreements; (c) there being no breach of (i) its constating documents or (ii) any applicable Laws; (d) compliance with applicable securities Laws and rules of the TSX and NASDAQ; (e) financial statements;

(f) the validity, upon issuance, of the Hydrogenics Common Shares issuable pursuant to the Offer, and that such Hydrogenics Common Shares will not be subject to any hold period or trading or volume limitations under applicable Laws; (g) confirmation that, since January 1, 2004, (i) the Offeror and its Subsidiaries have conducted business in the ordinary course, (ii) no liability likely to have an Offeror Material Adverse Effect has been incurred, and (iii) there has not been any event, circumstance or occurrence that has had or is reasonably likely to give rise to an Offeror Material Adverse Effect.

        The representations and warranties set forth in the Lock-Up Agreement shall survive the purchase of the Subject Shares and, notwithstanding such purchase, continue in full force and effect for the benefit of the party to whom such representations and warranties were given.

        Termination of the Lock-Up Agreement:    The Lock-Up Agreement may be terminated:

  (a)
  at any time by mutual consent of the Offeror and the Locked-Up Shareholders;

  (b)
  by the Offeror if any condition for the Offeror's benefit set out in the Support Agreement is not satisfied or waived;

  (c)
  by the Offeror if any of the Locked-Up Shareholders are in default of any material covenant or obligation under the Lock-Up Agreement or if any representation or warranty of any of the Locked-Up Shareholders under the Lock-Up Agreement shall have been at the date given untrue or incorrect in any material respect;

  (d)
  by a Locked-Up Shareholder as regards the obligations of such Locked-Up Shareholder under the Lock-Up Agreement if any representation or warranty of the Offeror under the Lock-Up Agreement shall have been at the date given untrue or incorrect in any material respect or if the Offeror fails to comply with any of its obligations under certain provisions of the Lock-Up Agreement in any respect or its other obligations thereunder in any material respect;

  (e)
  by the Offeror if any condition of the Offer shall not be satisfied or waived at the Expiry Time and the Offeror does not elect to waive such condition or extend the Offer;

  (f)
  by a Locked-Up Shareholder as regards the obligations of such Locked-Up Shareholder if the condition that (i) the Hydrogenics Common Shares issuable pursuant to the Offer are, upon their issue, freely tradeable securities and not subject to any hold period or trading or volume limitations under applicable Laws and listed and quoted for trading on the TSX and NASDAQ and/or (ii) the board of directors of the Company shall have not withdrawn its recommendation in favour of the Offer has not been satisfied at the Expiry Time or waived by such Locked-Up Shareholder;

  (g)
  by a Locked-Up Shareholder as regards the obligations of such Locked-Up Shareholder if its Subject Shares have not been taken up and paid for by the Offeror: (i) when required by applicable Laws or the Support Agreement; or (ii) within 75 days after the Offer is commenced, provided, however, that if the Offeror's take-up and payment for shares deposited under the Offer is delayed by: (a) an injunction or order made by a court or regulatory authority of competent jurisdiction or (b) the Offeror not having obtained any regulatory waiver, consent or approval which is necessary to permit the Offeror to take up and pay for shares deposited under the Offer, then, provided that such injunction or order is being contested or appealed or such regulatory waiver, consent or approval is being actively sought, as applicable, the Lock-Up Agreement shall not be terminated by a Locked-Up Shareholder pursuant to the provisions of the Lock-Up Agreement until the earlier of (A) 120 days after the Offer is commenced and (B) the fifth business day following the date on which such injunction or order ceases to be in effect or such waiver, consent or approval is obtained, as applicable; or

  (h)
  by the Offeror or any Locked-Up Shareholder if the Support Agreement is terminated.

        Upon termination of the Lock-Up Agreement, the Locked-Up Shareholders shall be entitled to withdraw any of their Subject Shares deposited under the Offer.

5.     Purpose of the Offer and Plans for the Company

  Purpose of the Offer

        The purpose of the Offer is to enable the Offeror to acquire all of the Stuart Energy Common Shares. If the conditions of the Offer are satisfied and the Offeror takes up and pays for the Stuart Energy Common Shares validly deposited under the Offer, the Offeror has agreed to acquire any Stuart Energy Common Shares not deposited under the Offer by Compulsory Acquisition if available, or propose a Subsequent Acquisition Transaction, in each case for consideration at least equal in value to the consideration paid by the Offeror under the Offer per Stuart Energy Common Share. See Section 6 of the Circular, "Acquisition of Stuart Energy Common Shares Not Deposited". If the Minimum Condition is satisfied and the Offeror takes up and pays for the Stuart Energy Common Shares deposited under the Offer, the Offeror should own sufficient Stuart Energy Common Shares to effect a Subsequent Acquisition Transaction.

  Plans for the Company

        Upon the successful completion of the Offer, the Offeror intends to replace all or a majority of the members of the board of directors of the Company. Immediately upon the appointment of the Offeror's designees to the board of directors of the Company, the Offeror will reorganize its board of directors to permit the appointment of Peter C. Johnson, Andrew T.B. Stuart and Dr. Hugo Vandenborre to its nine person board of directors.

        In addition to expanding the Offeror's list of strategic partners and strengthening its management team and global reach, it is expected that the combined complementary strengths of the Offeror and the Company will enhance the Offeror's product portfolio and intellectual property, positioning it for further sustainable growth in the manufacturing of fuel cell test and diagnostic equipment, the development of on-site generation for hydrogen, and the manufacturing of fuel cell power products. Furthermore, the Offeror believes that the Company's industrial business will complement the Offeror's industrial test station business for fuel cells as one of the few economically viable opportunities at this early stage of the hydrogen economy, allowing the Offeror to achieve commercial traction in these three hydrogen market segments ahead of the mass markets opening up for fuel cells and hydrogen. The three market segments share many common components, which should enable the combined company to achieve increased purchasing efficiencies and supply chain advantages. Finally, the Offeror believes that the Company's hydrogen generation business will complement its power module business, by bundling refueling appliances with the sale of power modules targeting utility fleets or uninterruptible power systems.

        It is the Offeror's intention to integrate the operations of the Company into the Offeror's operations as quickly as it can following the completion of the Offer. The Offeror expects to realize cost savings from the elimination of duplicate infrastructures, processes and systems as well as from economies from increased scale of operations. This acquisition potentially doubles the Offeror's stand-alone revenues and will position the Offeror with US$120 million in cash. The combination is expected to be accretive to revenue immediately, and accretive to EBITDA and cash flow in two years, following the payment of the integration costs. See Annex A, "Information Concerning Hydrogenics Corporation — Acquisition of Stuart Energy Systems".

        If permitted by applicable Laws, subsequent to the completion of the Offer and a Compulsory Acquisition or any other Subsequent Acquisition Transaction, if necessary, the Offeror intends to delist the Stuart Energy Common Shares from the TSX and, where applicable, cause the Company to cease to be a reporting issuer under the securities Laws of each province. See Section 10 of the Circular, "Effect of the Offer on the Market for Stuart Energy Common Shares; Stock Exchange Listings and Quotations and Public Disclosure by the Company".

6.     Acquisition of Stuart Energy Common Shares Not Deposited

  Compulsory Acquisition

        If, within 120 days after the date of the Offer, the Offer has been accepted by holders of not less than 90% of the issued and outstanding Stuart Energy Common Shares (on a fully diluted basis), other than Stuart Energy Common Shares held at the date of the Offer by or on behalf of the Offeror and its affiliates and associates (as such terms are defined in the CBCA), the Offeror has agreed, to the extent possible, to acquire the remainder of the Stuart Energy Common Shares from those Shareholders who have not accepted the Offer pursuant to section 206 of the CBCA and otherwise in accordance with applicable Laws (a "Compulsory Acquisition").

        To exercise such statutory right, the Offeror must give notice (the "Offeror's Notice") to each Shareholder who did not accept the Offer (and each Person who subsequently acquires any such Stuart Energy Common Shares) (in each case, an "Offeree") and to the Director under the CBCA of such proposed acquisition on or before the earlier of 60 days from the date of termination of the Offer and 180 days from the date of the Offer. Within 20 days of giving the Offeror's Notice, the Offeror must pay or transfer to the Company the consideration the Offeror would have to pay or transfer to the Offerees if they had elected to accept the Offer, to be held in trust for the Offerees. In accordance with section 206 of the CBCA, within 20 days after receipt of the Offeror's Notice, each Offeree must send the certificates representing the Stuart Energy Common Shares held by such Offeree to the Company and must elect either to transfer such Stuart Energy Common Shares to the Offeror on the terms of the Offer or to demand payment of the fair value of such Stuart Energy Common Shares held by such holder by so notifying the Offeror within 20 days after the Offeree receives the Offeror's Notice. An Offeree who does not within 20 days after the Offeree receives the Offeror's Notice notify the Offeror that the Offeree is electing to demand payment of the fair value of the Offeree's Stuart Energy Common Shares is deemed to have elected to transfer such Stuart Energy Common Shares to the Offeror on the same terms that the Offeror acquired Stuart Energy Common Shares from Shareholders who accepted the Offer. If an Offeree has elected to demand payment of the fair value of such Stuart Energy Common Shares, the Offeror may apply to a court having jurisdiction to hear an application to fix the fair value of such Stuart Energy Common Shares of such Offeree. If the Offeror fails to apply to such court within 20 days after it made the payment or transferred the consideration to the Company referred to above, the Offeree may then apply to the court within a further period of 20 days to have the court fix the fair value. If there is no such application made by the Offeree within such period, the Offeree will be deemed to have elected to transfer such Stuart Energy Common Shares to the Offeror on the terms that the Offeror acquired Stuart Energy Common Shares from Shareholders who accepted the Offer.

        The foregoing is a summary only of the right of Compulsory Acquisition that may become available to the Offeror and is qualified in its entirety by the provisions of section 206 of the CBCA. Section 206 of the CBCA is complex and may require strict adherence to notice and timing provisions, failing which an Offeree's rights may be lost or altered. Shareholders who wish to be better informed about the provisions of section 206 of the CBCA should consult their legal advisors. See Section 14 of the Circular, "Certain Canadian Federal Income Tax Considerations", for a discussion of the tax consequences to Shareholders in the event of a Compulsory Acquisition.

  Subsequent Acquisition Transactions

        If the right of Compulsory Acquisition described above is not available or the Offeror elects not to pursue such right, the Offeror has agreed under the Support Agreement to pursue other lawful means of acquiring the remainder of the Stuart Energy Common Shares not tendered to the Offer. Upon the Offeror taking up and paying for more than 66 2/3% of the outstanding Stuart Energy Common Shares (on a fully diluted basis) under the Offer, the Company will assist the Offeror in connection with any compulsory acquisition, statutory arrangement, capital reorganization or other transaction involving the Company and the Offeror or an affiliate (as defined in the CBCA) of the Offeror to acquire the remaining Stuart Energy Common Shares for consideration per Stuart Energy Common Share at least equal in value to the consideration paid by the Offeror under the Offer per Stuart Energy Common Share (a "Subsequent Acquisition Transaction"). The timing and details of any such transaction will depend on a number of factors, including the number of Stuart Energy Common Shares acquired pursuant to the Offer. If the Minimum Condition is satisfied and the Offeror takes up and pays for the Stuart Energy Common Shares deposited under the Offer, the Offeror should own sufficient Stuart Energy Common Shares to effect a Subsequent Acquisition Transaction.

        Each type of Subsequent Acquisition Transaction described above is governed by certain applicable Canadian securities Laws (collectively, the "Regulations"), including Rule 61-501 and Policy Q-27, and would be a "business combination" within the meaning of Rule 61-501 and a "going private transaction" within the meaning of the Regulations and Policy Q-27 (collectively hereinafter referred to as "going private transactions"). In certain circumstances, the provisions of Rule 61-501 and Policy Q-27 may also deem certain types of Subsequent Acquisition Transactions to be "related party transactions". However, if the Subsequent Acquisition Transaction is a "going private transaction" carried out in accordance with Rule 61-501 or Policy Q-27 or exemptions therefrom, the "related party transaction" provisions of Rule 61-501 and Policy Q-27 do not apply to such transaction. The Offeror intends to carry out any such going private transaction in accordance with Rule 61-501 and Policy Q-27 or exemptions therefrom such that the related party transaction provisions of Rule 61-501 and Policy Q-27 will not apply to the going private transaction.

        The Regulations, Rule 61-501 and Policy Q-27 provide that, unless exempted, a corporation whose securities are the subject of a going private transaction is required to prepare a valuation of the affected securities (and, subject to certain exceptions, any non-cash consideration being offered therefor) and provide to the holders of the affected securities a summary of such valuation or the entire valuation. In connection therewith, the Offeror intends to rely on any exemption then available or to seek waivers pursuant to Rule 61-501 and Policy Q-27 from the OSC and AMF exempting the Offeror or the Company or their affiliates, as appropriate, from the requirement to prepare a valuation in connection with any Subsequent Acquisition Transaction proposed by the Offeror. An exemption is available under Rule 61-501 and Policy Q-27 for certain going private transactions completed within 120 days after the expiry of a formal take-over bid where the consideration under such transaction is at least equal in value and is in the same form as that paid in the take-over bid, provided certain disclosure is given in the take-over bid disclosure documents. The Offeror expects that these exemptions will be available.

        The provisions of the CBCA will require the approval of at least 66 2/3% of the votes cast by holders of the outstanding Stuart Energy Common Shares at a meeting duly called and held for the purpose of approving a Subsequent Acquisition Transaction. Rule 61-501 and Policy Q-27 would in effect also require that, in addition to any other required security holder approval, in order to complete a business combination or going private transaction, the approval of a simple majority of the votes cast by "minority" holders of the affected securities must be obtained, unless an exemption is available or discretionary relief is granted by the OSC and the AMF. In relation to the Offer and any Subsequent Acquisition Transaction, the "minority" holders will be, subject to any available exemption or discretionary relief granted by the OSC and the AMF as required, all Shareholders other than the Offeror, any "interested party" (for purposes of Rule 61-501 and Policy Q-27), any "related party" of the Offeror or of any "interested party" (for purposes of Rule 61-501 and Policy Q-27), including any director or senior officer of the Offeror, any affiliate or insider of the Offeror or any of their directors or senior officers or any person or company acting jointly or in concert with any of the foregoing. However, Rule 61-501 and Policy Q-27 also provide that the Offeror may treat Stuart Energy Common Shares acquired pursuant to the Offer as "minority" shares and to vote them, or to consider them voted, in favour of a Subsequent Acquisition Transaction that is a going private transaction if, among other things, the consideration per security in the Subsequent Acquisition Transaction is at least equal in value and is in the same form as the consideration paid under the Offer. The Offeror currently intends that the consideration offered under any Subsequent Acquisition Transaction proposed by it would be for the same consideration as the Offered Consideration under the Offer and the Offeror intends to cause Stuart Energy Common Shares acquired pursuant to the Offer to be voted in favour of such transaction and counted as part of any minority approval required in connection with a Subsequent Acquisition Transaction.

        In addition, under Rule 61-501 and Policy Q-27, if, following the Offer, the Offeror and its affiliates are the registered holders of 90% or more of the Stuart Energy Common Shares at the time the Subsequent Acquisition Transaction is initiated, the requirement for minority approval would not apply to the transaction if an enforceable right to dissent and seek fair value or a substantially equivalent right is made available to the minority shareholders.

        If the Offeror is unable to effect a Compulsory Acquisition or propose a Subsequent Acquisition Transaction involving the Company, or proposes a Subsequent Acquisition Transaction but cannot promptly obtain any required approval or exemption, the Offeror will evaluate its other alternatives. Such alternatives could include, to the extent permitted by applicable Laws, purchasing additional Stuart Energy Common Shares in the open market, in privately negotiated transactions, in another take-over bid or exchange offer or otherwise, or from the Company, or taking no further action to acquire additional Stuart Energy Common Shares. Any additional purchases of Stuart Energy Common Shares could be at a price greater than, equal to or less than the price to be paid for Stuart Energy Common Shares under the Offer and could be for cash and/or securities or other consideration. Alternatively, the Offeror may sell or otherwise dispose of any or all Stuart Energy Common Shares acquired pursuant to the Offer or otherwise. Such transactions may be effected on terms and at prices then determined by the Offeror, which may vary from the terms and the price paid for Stuart Energy Common Shares under the Offer.

        Any Subsequent Acquisition Transaction may also result in Shareholders having the right to dissent and demand payment of the fair value of their Stuart Energy Common Shares. If the statutory procedures are complied with, this right could lead to a judicial determination of the fair value required to be paid to such dissenting shareholders for their Stuart Energy Common Shares. The fair value of Stuart Energy Common Shares so determined could be more or less than the amount paid per Stuart Energy Common Share pursuant to the Subsequent Acquisition Transaction or the Offer.

        The tax consequences to a Shareholder of a Subsequent Acquisition Transaction may differ from the tax consequences to such Shareholder of accepting the Offer. See Section 14 of the Circular, "Certain Canadian Federal Income Tax Considerations". Shareholders should consult their legal advisors for a determination of their legal rights with respect to a Subsequent Acquisition Transaction if and when proposed.

  Judicial Developments

        Prior to the adoption of Rule 61-501 (or its predecessor, OSC Policy 9.1) and Policy Q-27, Canadian courts had in a few instances granted preliminary injunctions to prohibit transactions involving going private transactions. The trend both in legislation and in Canadian jurisprudence has been towards permitting going private transactions subject to compliance with procedures designed to ensure substantive fairness to the minority shareholders. Shareholders should consult their legal advisors for a determination of their legal rights.

7.     Consideration

        The Offeror estimates that, if it acquires pursuant to the Offer all of the Stuart Energy Common Shares that are issued and outstanding as of November 30, 2004 plus the Stuart Energy Common Shares issuable upon the exercise of all outstanding Stuart Energy Options that are in-the-money as of that date, the total consideration required to purchase such shares will be approximately 27,061,515 Hydrogenics Common Shares.

        The articles of incorporation of the Offeror provide that it may issue an unlimited number of Hydrogenics Common Shares.

8.     Ownership of and Trading in Securities

        Other than as set out below and as described in Section 4 of the Circular, "Agreements Relating to the Offer — Lock-Up Agreement", neither the Offeror nor any director or senior officer of the Offeror nor, to the knowledge of the directors and senior officers of the Offeror after reasonable enquiry, any associate of the directors or senior officers of the Offeror, any Person holding more than 10% of any class of equity securities of the Offeror, or any Person acting jointly or in concert with the Offeror, beneficially owns or exercises control or direction over any of the securities of the Company.

        Other than as set out below, neither the Offeror nor, to the knowledge of the directors and senior officers of the Offeror after reasonable enquiry, any of the Persons referred to above, has traded in any securities of the Company during the twelve months preceding the date hereof.

        Mr. Norman M. Seagram, Chairman of the Board of the Offeror, is the beneficial owner of 400 Stuart Energy Common Shares. Mr. Jonathan Lundy, Vice President, General Counsel and Corporate Secretary of the

Offeror, is the beneficial owner of 1,000 Stuart Energy Common Shares. Mr. Lundy purchased these Stuart Energy Common Shares on April 19, 2004 for $2.92 per share. Mr. Boyd J. Taylor, Vice President, Business Development, Sales and Marketing and a director of the Offeror, sold 3,000 Stuart Energy Common Shares on July 20, 2004 for $2.71 per share. Mr. Seagram and Mr. Lundy propose to tender all of their Stuart Energy Common Shares to the Offer.

9.     Information Concerning the Company and the Securities of the Company

  Dividend Policy and Record

        According to the Company's Annual Information Form dated August 9, 2004: (a) the Company has not declared any dividends on any of its Stuart Energy Common Shares; (b) its board of directors does not currently anticipate paying cash dividends on the Stuart Energy Common Shares in the foreseeable future but intends to retain earnings to finance the operation, development and growth of the business of the Company; and (c) any future determination to pay dividends will be at the discretion of the board of directors of the Company and will depend upon results of operations, capital requirements and such other factors as the board of directors of the Company may consider relevant.

  Previous Distributions of Stuart Energy Common Shares

        Based on publicly available information, during the five fiscal years ending on March 31, 2004, the Company completed the following distributions of Stuart Energy Common Shares.

Fiscal Year	Number of Stuart Energy Common Shares Issued		Aggregate Proceeds
2000	N/A	(1)	$	N/A
2001	11,992,441	(2)		$165,441,705
2002	444,810	(3)		$1,489,636
2003	7,432,512	(4)		$16,696,791
2004	8,073,520	(5)		$24,000,735

(1)
In March 2000, the Company, through a private placement, issued 3,828,908 special shares at a price of $5.60 per special share for total gross proceeds of $21,497,885. The Company also entered into a subscription agreement with Export Development Corporation to issue 267,850 special shares at a price of $5.60 per special share. Special shares of the Company were convertible into Stuart Energy Common Shares.

(2)
In June 2000, the Company issued and sold, by private placement, 2,142,857 Stuart Energy Common Shares for $5.60 per share to Grandwin Holdings BK ApS, an indirect wholly-owned subsidiary of Cheung Kong (Holdings) Limited. In July 2000, 3,240,334 Stuart Energy Common Shares were issued to a holding company beneficially owned by Alexander K. Stuart and members of his family (the "Stuart Family") as part of a series of corporate transactions effected prior to the initial public offering of the Company to enable the Stuart Family to hold its interest in the Company directly. As part of this same series of transactions, 3,240,334 Stuart Energy Common Shares acquired indirectly by the Company were cancelled. In August 2000, the Company issued, through a private placement, 175,000 Stuart Energy Common Shares for gross proceeds of $1,662,500. In October 2000, the Company completed its initial public offering of 5,770,000 Stuart Energy Common Shares at a price of $26.00 per share. In fiscal 2001, the Company issued 267,850 special shares for $5.60 per share to Export Development Corporation pursuant to the subscription agreement referred to in note (1). These special shares were converted automatically to 267,850 Stuart Energy Common Shares. 396,400 Stuart Energy Common Shares were issued for a weighted average exercise price of $0.654 per Stuart Energy Common Share upon the exercise of Stuart Energy Options in accordance with the Stuart Energy Option Plan.

(3)
In September 2001, Mr. Jon Slangerup, Chief Executive Officer of the Corporation purchased 203,750 Stuart Energy Common Shares from treasury at $5.65 per share. The Company loaned Mr. Slangerup $1,151,188 to make this purchase. This loan is secured by a demand promissory note and a pledge by Mr. Slangerup of the purchased Stuart Energy Common Shares. The loan is interest free, unless in default, in which case the loan bears interest at 6% after default. 241,060 Stuart Energy Common Shares were issued upon the exercise of Stuart Energy Options in accordance with the Stuart Energy Option Plan for a weighted average exercise price of $1.404 per Stuart Energy Common Share.

(4)
In February 2003, the Company acquired all of the shares of Vandenborre for approximately $28 million consisting of approximately $9.5 million in cash and 7,322,672 Stuart Energy Common Shares. Vandenborre, which also operated under the name Hydrogen Systems, was a privately-held company based in Oevel, Belgium. 109,840 Stuart Energy Common Shares were issued upon the exercise of Stuart Energy Options in accordance with the Stuart Energy Option Plan for a weighted average exercise price of $0.01 per Stuart Energy Common Share.

(5)
In February and March 2004, the Company completed a follow-on public equity offering of 8,000,000 Stuart Energy Common Shares at $3.00 per share for aggregate gross proceeds of $24 million. 73,520 Stuart Energy Common Shares were issued upon the exercise of Stuart Energy Options in accordance with the Stuart Energy Option Plan for a weighted average exercise price of $0.01 per Stuart Energy Common Share.

  Price Range and Trading Volume of Stuart Energy Common Shares

        The Stuart Energy Common Shares are listed and posted for trading on the TSX, the principal market for the Stuart Energy Common Shares. The following table sets forth, for the periods indicated, the high and low sale prices of the Stuart Energy Common Shares and the volume of trading on the TSX, according to Bloomberg L.P.:

The Toronto Stock Exchange

	High	Low	Volume
	($)	($)	#
2003
December	3.75	2.90	2,056,669
2004
January	3.69	3.08	1,299,098
February	3.38	2.90	3,361,818
March	2.75	3.10	1,445,896
April	2.99	2.71	1,081,899
May	2.72	2.21	832,769
June	2.79	2.49	653,713
July	2.55	2.87	513,177
August	3.32	2.55	1,626,131
September	3.35	3.01	1,288,314
October	3.62	3.10	1,465,026
November	4.47	2.77	7,975,653

        The Offer was announced prior to the opening of trading on the TSX on November 10, 2004. The closing share price on the TSX for the Stuart Energy Common Shares on November 9, 2004, was $2.82. The Offer represents an indicative price to Shareholders of $4.14 per share based on the November 9, 2004 closing share price on the TSX of $5.59 per Hydrogenics Common Share. The total transaction value is expected to be approximately $150 million. The Offer represents a premium of 32% based on the volume-weighted average trading prices of the Stuart Energy Common Shares on the TSX and Hydrogenics Common Shares on NASDAQ, converted at the daily closing U.S./Canadian dollar exchange rate according to Bloomberg L.P., for the 20 trading day period ending on November 9, 2004.

        Shareholders are urged to obtain a current market quotation for the Stuart Energy Common Shares.

10.   Effect of the Offer on the Market for Stuart Energy Common Shares; Stock Exchange Listings and Quotations and Public Disclosure by the Company

        Market for the Stuart Energy Common Shares:    The purchase of the Stuart Energy Common Shares by the Offeror pursuant to the Offer will reduce the number of Stuart Energy Common Shares that might otherwise trade publicly and will reduce the number of Shareholders and, depending on the number of Stuart Energy Common Shares acquired by the Offeror, could adversely affect the liquidity and market value of any remaining Stuart Energy Common Shares held by the public.

        Listings and Quotations:    The rules and regulations of the TSX establish certain criteria which, if not met, could lead to the delisting of the Stuart Energy Common Shares from such exchange. Among such criteria are the number of Shareholders, the number of Stuart Energy Common Shares publicly held and the aggregate market value of Stuart Energy Common Shares publicly held. Depending upon the number of Stuart Energy Common Shares purchased pursuant to the Offer, it is possible that the Stuart Energy Common Shares would fail to meet these criteria for continued listing on such exchange. If permitted by applicable Laws, subsequent to completion of the Offer or a Compulsory Acquisition or any Subsequent Acquisition Transaction, if necessary, the Offeror intends to apply to delist the Stuart Energy Common Shares from the TSX. If the Stuart Energy Common Shares are delisted from the TSX, the extent of the public market for the Stuart Energy Common Shares and the availability of price or other quotations would depend upon the number of Shareholders, the number of Stuart Energy Common Shares publicly held and the aggregate market value of the Stuart Energy Common Shares remaining at such time, the interest in maintaining a market in Stuart Energy Common Shares on the part of securities firms, whether the Offeror remains subject to public reporting requirements in Canada and other factors.

        Public Disclosure by the Company:    After the purchase of the Stuart Energy Common Shares under the Offer, the Company may cease to be subject to the public reporting and proxy solicitation requirements of the CBCA and the securities Laws of certain provinces of Canada. Furthermore, it may be possible for the Company to request the elimination of the public reporting requirements of any province where a small number of Shareholders reside. If permitted by applicable Laws, subsequent to the completion of the Offer and a Compulsory Acquisition or any Subsequent Acquisition Transaction, the Offeror intends to cause the Company to cease to be a reporting issuer under the securities Laws of each province.

11.   Commitments to Acquire Equity Shares

        Other than as described above in Section 4 of the Circular, "Agreements Relating to the Offer — Lock-Up Agreement", neither the Offeror nor any of the directors or senior officers of the Offeror, nor, to the knowledge of the directors and senior officers of the Offeror after reasonable enquiry, any associate of any director or senior officer of the Offeror, any Person or company holding more than 10% of any class of equity securities of the Offeror or any Person acting jointly or in concert with the Offeror has entered into any commitments to acquire any securities of the Company.

12.   Arrangements, Agreements or Understandings

        Other than as described above under the heading "Agreements Relating to the Offer — Lock-Up Agreement" and as described below, there are no arrangements or agreements made or proposed to be made between the Offeror and any of the directors or senior officers of the Company and no payments or other benefits are proposed to be made or given by the Offeror by way of compensation for loss of office or as to such directors or senior officers remaining in or retiring from office if the Offer is successful.

Employment Arrangements

        Pursuant to the terms of the Support Agreement, the Offeror's obligation to make the Offer was conditional on the prior satisfaction or waiver of certain conditions, including the condition that each of Robert W. Campbell, Vice President, Sales and Marketing, R. Randall MacEwen, Vice President, Corporate Development, Peter Wressell, Vice President & Chief Operating Officer, Bart Van Ouytsel, Vice President and General Manager, European Operations, and Hugo Vandenborre, Chairman of the Board, shall have amended his existing employment agreement with the Company or entered into a new employment agreement with the Company in a form satisfactory to the Offeror. The Offeror has negotiated the arrangements set out below in respect of each of them.

  Resignation of Jon Slangerup

        The Offeror and Mr. Slangerup have agreed in principle that, conditional upon the acquisition by the Offeror of at least 66 2/3% of the issued and outstanding Stuart Energy Common Shares pursuant to the Offer. Mr. Slangerup will resign from his positions as President and Chief Executive Officer and director of the Company. The Offeror has agreed to pay to Mr. Slangerup a lump sum payment of US$900,000 (less deductions required by any applicable Laws) in full and final satisfaction of all obligations owed to Mr. Slangerup under his employment agreement with the Company, including notice of termination, termination pay and severance pay. The amount represents 24 months' annual base salary plus a partial payment of the current fiscal year's bonus provided for under Mr. Slangerup's employment agreement.

        Under his current employment agreement with the Company, Mr. Slangerup is entitled to an immediate payment of an amount equal to two years' base salary upon a change of control if, at any time within six months following the change of control, the Company terminates Mr. Slangerup without cause, or, during the 30 day period following the first anniversary of the date of the change of control, Mr. Slangerup terminates his employment with the Company. A change of control means the acquisition by any Person of beneficial ownership of a number of Stuart Energy Common Shares which is equal to or greater than 50% of the total issued and outstanding Stuart Energy Common Shares immediately after such acquisition. Upon satisfaction of the Minimum Condition and the Offeror taking up and paying for the Stuart Energy Common Shares deposited into the Offer, this change of control entitlement would equal approximately $740,000. In addition, upon a change of control, all unvested Stuart Energy Options held by Mr. Slangerup will vest.

        Pursuant to the agreement, the Offeror has agreed to retain Mr. Slangerup as an advisor on a part-time basis from the date of acquisition by the Offeror of at least 66 2/3% of the issued and outstanding Stuart Energy Common Shares until December 31, 2006 for a lump sum payment of US$240,000 (less deductions required by Law) pursuant to a consulting agreement to be entered into between the Offeror and Mr. Slangerup. Mr. Slangerup will assist on transitional matters and act on behalf of the Offeror with respect to U.S. governmental relations and business opportunities in the United States. During this transition period and for a period of 12 months after the termination of the transition period, Mr. Slangerup has agreed to continue to be bound by the non-competition covenant of his employment agreement. Mr Slangerup will continue to be bound indefinitely by the confidentiality covenant of his employment agreement and the term of his employment agreement that provides that all intellectual property developed by Mr. Slangerup in connection with his provision of services to the Company is the exclusive property of the Company. The Offeror has agreed to reimburse Mr. Slangerup for out-of-pocket costs up to US$100,000 that he may incur should he relocate to the United States within 12 months after the termination of the transition period.

        Pursuant to the agreement, the Offeror has agreed to extend until December 31, 2006 (the "Extension Date") the term of a loan of $1,151,188 which was granted by the Company to Mr. Slangerup in July 2001, and which would otherwise expire upon the termination of Mr. Slangerup's employment with the Company. The Company granted the loan to Mr. Slangerup to enable him to purchase 203,750 Stuart Energy Common Shares from treasury at a price of $5.65 per share. The loan is, and will continue to be, interest-free and is secured by a demand promissory note and a pledge by Mr. Slangerup of the purchased Stuart Energy Common Shares. The 203,750 Stuart Energy Common Shares referenced above will be deposited by Mr. Slangerup to the Offer and exchanged for 150,775 Hydrogenics Common Shares, which in turn will be subject to the pledge in favour of the Company as security for the loan (the "Pledged Shares").

        Consistent with the terms of Mr. Slangerup's existing employment arrangements, the agreement provides that the outstanding loan may be forgiven by the Offeror at any time. In addition, Mr. Slangerup and the Offeror have agreed that on the Extension Date (or any time prior to the Extension Date, at the election of the Offeror), the Offeror shall purchase for cancellation the Pledged Shares from Mr. Slangerup, subject to compliance with applicable securities Laws, and shall apply the proceeds from the sale to the loan relating to such Pledged Shares. Should proceeds from the sale of the Pledged Shares be less than the amount of the loan, subject to applicable Laws, the balance of the loan will be forgiven and adjustments will be made to Mr. Slangerup's consulting arrangements to compensate him for any negative tax consequences resulting from forgiveness of the loan.

        Pursuant to the agreement, the Offeror has agreed to treat the Stuart Energy Options held by Mr. Slangerup in the same manner as all Stuart Energy Options granted under the Stuart Energy Option Plan, as described below under "Conversion of Stuart Energy Options".

        As of November 10, 2004, Mr. Slangerup and his associated entities beneficially owned or exercised control or direction over less than 1% of the outstanding Stuart Energy Common Shares.

  Arrangement with Hugo Vandenborre

        Under the current consulting agreement between a private company owned by Dr. Vandenborre and the Company, upon a change of control, if, at any time following the change of control, the Company terminates Dr. Vandenborre without cause, or, during the 30 day period following the first anniversary of the date of the change of control, Dr. Vandenborre terminates his consulting agreement with the Company, Dr. Vandenborre is entitled to an immediate payment of an amount equal to 24 months of his average consulting fees plus bonus over the preceding two years. A change of control means the acquisition by any Person of beneficial ownership of a number of Stuart Energy Common Shares which is equal to or greater than 50% of the total issued and outstanding Stuart Energy Common Shares immediately after such acquisition. Upon satisfaction of the

Minimum Condition and the Offeror taking up and paying for the Stuart Energy Common Shares deposited to the Offer, this change of control entitlement would equal approximately $900,000.

        The Offeror and Dr. Vandenborre have agreed in principle that, upon the acquisition by the Offeror of 66 2/3% of the issued and outstanding Stuart Energy Common Shares, the Offeror plans to cause the Company to terminate Dr. Vandenborre's consulting agreement and pay to Dr. Vandenborre a one-time consulting fee of $500,000 (less deductions required by Law) in full and final satisfaction of all obligations owed to Dr. Vandenborre under his consulting agreement with the Company, including notice of termination, termination pay and severance pay. The Offeror has agreed under the Support Agreement to appoint Dr. Vandenborre to the board of directors of the Offeror. As a director, Dr. Vandenborre will earn directors' fees of approximately $40,000 per year.

  Amendments of Executive Agreements

        Upon the acquisition by the Offeror of at least 66 2/3% of the issued and outstanding Stuart Energy Common Shares, the Offeror has agreed that it will cause the Company to amend the existing employment agreements between the Company and each of Rob Campbell and Peter Wressell and the existing consulting agreement between a private company owned by Bart Van Ouytsel and the Company (collectively, the "Company Executives") in order to harmonize their employment and consulting arrangements with those of the existing executive management team of the Offeror.

        Under their current employment agreements, Messrs. Campbell and Wressell are each entitled to an immediate payment of an amount equal to two years' base salary upon a change of control if, at any time following the change of control, the Company terminates such Company Executive without cause, or, during the 30 day period following the first anniversary of the date of the change of control, such Company Executive terminates his employment with the Company. Under his consulting agreement, Mr. Van Ouytsel is entitled to an immediate payment of an amount equal to 24 months of his average consulting fees plus bonus over the preceding two years upon a change of control if, at any time following the change of control, the Company terminates Mr. Van Ouytsel without cause, or, during the 30 day period following the first anniversary of the date of the change of control, Mr. Van Ouytsel terminates his employment with the Company. A change of control means the acquisition by any Person of beneficial ownership of a number of Stuart Energy Common Shares which is equal to or greater than 50% of the total issued and outstanding Stuart Energy Common Shares immediately after such acquisition. Upon satisfaction of the Minimum Condition and the Offeror taking up and paying for the Stuart Energy Common Shares deposited to the Offer, the change of control entitlement of each Company Executive would be within the approximate range of $290,000 to $600,000. In addition, upon a change of control, all unvested Stuart Energy Options held by the Company Executives will vest.

        Under the terms of their amended employment or consulting agreements, each Company Executive will immediately receive 100,000 Hydrogenics Options at an exercise price equal to the closing price of the Hydrogenics Common Shares on the TSX on the date prior to the grant in accordance with applicable TSX rules and the terms of the Hydrogenics Option Plan. Such options will vest in accordance with the terms of the Hydrogenics Stock Option Plan. In addition, each Company Executive shall receive a signing bonus in the amount of $50,000 (less deductions required by applicable Laws). Each Company Executive that remains employed by the Company, the Offeror or an affiliate of the Offeror as of: (i) March 1, 2006 will be entitled to a retention bonus in the amount of $50,000; and (ii) March 1, 2007 will be entitled to an additional retention bonus in the amount of $100,000. As consideration for the compensation described above, each Company Executive will waive his right to terminate his employment or consulting agreement and receive the change of control payment described above, solely as it relates to the acquisition of control of the Company by the Offeror.

        As of November 10, 2004, each Company Executive and his respective associated entities beneficially owned and exercised control or direction over less than 1% of the issued and outstanding Stuart Energy Common Shares.

        The Stuart Energy Options held by the Company Executives will be treated in the same manner as all Stuart Energy Options granted under the Stuart Energy Option Plan, as described below under "Conversion of Stuart Energy Options".

  Arrangement with R. Randall MacEwen

        The Offeror has agreed to waive the condition under the Support Agreement that the employment agreement between the Company and Mr. MacEwen be amended, or a new employment agreement entered into, on terms satisfactory to the Offeror prior to the commencement of the Offer. The material provisions of Mr. MacEwen's employment agreement are the same as the agreements of the Company Executives as described above. In addition, under the employment agreement between the Company and Mr. MacEwen, a change of control also includes the departure of Mr. Slangerup as the Chief Executive Officer of the Company.

Treatment of Stuart Energy Options

        Pursuant to the Support Agreement, the Company has agreed, subject to regulatory approval, to offer holders of Stuart Energy Options that are in-the-money as of the Expiry Date a "cashless exercise" alternative. Such Stuart Energy Options may be tendered by holders who will receive, for all such Stuart Energy Options, the difference in the aggregate between the average trading price of the Stuart Energy Common Shares on the day prior to the Expiry Date, based on trading on the TSX, of the Stuart Energy Common Shares issuable upon the conversion of such Stuart Energy Options and the exercise price for such Stuart Energy Options, payable in Stuart Energy Common Shares. Holders of Stuart Energy Options who accept the cashless exercise shall agree to tender all Stuart Energy Common Shares issued pursuant to the cashless exercise to the Offer. The completion of the "cashless exercise" alternative is conditional upon satisfaction of the Minimum Condition and the Offeror taking up and paying for the Stuart Energy Common Shares deposited to the Offer. Upon the acquisition by the Offeror, the Stuart Energy Option Plan will be modified to provide that holders who exercise their Stuart Energy Options will receive Hydrogenics Common Shares with appropriate adjustments to reflect the exchange ratio of 0.74 Hydrogenics Common Shares for each Stuart Energy Common Share. All outstanding Stuart Energy Options will vest immediately prior to the successful completion of the Offer in accordance with their terms.

Directors' and Officers' Insurance and Indemnities

        Under the Support Agreement, the Offeror has agreed that for a six year period commencing on the Effective Date, the Offeror will cause the Company or any successor to the Company to maintain the Company's current directors' and officers' insurance policy or an equivalent policy, subject in either case to terms and conditions no less advantageous to the directors and officers than those contained in the policies as of the date of the Support Agreement, for all present and former directors and officers of the Company and its Subsidiaries, covering claims made prior to or within two years after the Effective Date. The Offeror has also agreed that after the expiration of such six year period it will use all commercially reasonable efforts to cause such directors and officers to be covered under the Offeror's then existing directors and officers insurance policy, if any. The Offeror has agreed to, and to cause the Company (or its successor) to, indemnify the directors and officers of the Company and its Subsidiaries to the fullest extent to which the Offeror and the Company and its Subsidiaries are permitted to indemnify such officers and directors under their respective charters, by-laws, applicable Laws and contracts of indemnity.

13.   Regulatory Matters

  Competition Act

        The acquisition of the Company by the Offeror pursuant to the Offer is not a transaction that requires pre-merger notification to the Commissioner of Competition appointed under the Competition Act (the "Commissioner"). Whether or not a pre-merger filing is required, the Commissioner may apply to the Competition Tribunal, a specialized tribunal empowered to deal with certain matters under the Competition Act, with respect to a "merger" (as defined in the Competition Act), and if the Competition Tribunal finds that the merger is likely to prevent or lessen competition substantially, it may order that the merger not proceed or, in the event that the merger has been completed, order its dissolution or the disposition of the assets or shares as the Competition Tribunal directs. The Competition Tribunal also may issue an interim order under the Competition Act prohibiting the completion of the merger for a period of up to 30 days where (a) the Commissioner has certified that an inquiry is being made under paragraph 10(1)(b) of the Competition Act in connection with the merger and that in her opinion more time is required to complete the inquiry and (b) the Competition Tribunal finds that, in the absence of an interim order, a party to the merger or any other person is likely to take an action that would substantially impair the ability of the Competition Tribunal to remedy the effect of the merger on competition under section 92 of the Competition Act because that action would be difficult to reverse. The duration of an interim order may be extended for an additional period of up to 30 days where the Competition Tribunal finds that the Commissioner is unable to complete her inquiry because of circumstances beyond her control. Proceedings under the merger provisions of the Competition Act may be instituted by the Commissioner for a period of three years after a merger transaction has been substantially completed.

        Based upon an examination of publicly available information relating to the business in which the Company and its Subsidiaries are engaged, the Offeror does not believe that the Competition Tribunal would have grounds to issue an order of the type referred to above. Nevertheless, there can be no assurance that a challenge to the Offer on Canadian competition law grounds will not be made or, if such challenge is made, of the results. See Section 4 of the Offer to Purchase, "Conditions of the Offer".

  Investment Canada Act

        Under the Investment Canada Act, certain transactions involving the acquisition of control by a non-Canadian of a Canadian business with assets that exceed the prescribed monetary thresholds are subject to review and cannot be implemented unless the Minister responsible for the Investment Canada Act is satisfied that the acquisition is likely to be of net benefit to Canada. As the Offeror is not a non-Canadian, no filing with the Minister is required.

  Hart-Scott-Rodino Antitrust Improvements Act of 1976 (United States)("HSR Act")

        Based on the public disclosure documents that the Company has filed with the OSC, the Offeror has determined that the Offeror is not required to make any filings or notifications under the HSR Act.

        The United States Federal Trade Commission ("FTC") and the Antitrust Division of the United States Department of Justice ("Antitrust Division") scrutinize the legality under U.S. antitrust laws of transactions such as the proposed acquisition of Stuart Energy Common Shares by the Offeror pursuant to the Offer. Whether or not a filing is required, at any time before or after the purchase by the Offeror of Stuart Energy Common Shares pursuant to the Offer, either the FTC, the Antitrust Division or any state could take such action under U.S. antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Stuart Energy Common Shares pursuant to the Offer or seeking the divestiture of Stuart Energy Common Shares purchased by the Offeror or the divestiture of substantial assets of the Company and/or its Subsidiaries. Private parties may seek to take legal action under U.S. antitrust laws under certain circumstances.

        Based upon an examination of publicly available information relating to the businesses in which the Company and its Subsidiaries are engaged, the Offeror has determined that the Offer will not violate U.S. antitrust laws. Nevertheless, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, what the outcome will be. See Section 4 of the Offer to Purchase, "Conditions of the Offer".

14.   Certain Canadian Federal Income Tax Considerations

General

        The following summary describes the principal Canadian federal income tax considerations generally applicable to a Shareholder who deposits Stuart Energy Common Shares pursuant to the Offer or otherwise disposes of Stuart Energy Common Shares pursuant to certain transactions described under Section 6 of the Circular, "Acquisition of Stuart Energy Common Shares Not Deposited".

        This summary is based upon the current provisions of the Tax Act, the regulations thereunder (the "Tax Regulations"), and the Offeror's counsel's understanding of the current administrative and assessing practices and policies of the Canada Revenue Agency (the "CRA") published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act and the Tax Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments") and assumes that all Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative or assessing practice whether by legislative, regulatory, administrative or judicial action nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may be different from those discussed herein. Special rules not discussed in this summary may apply to "financial institutions" (as defined for purposes of the "mark-to-market" rules of the Tax Act), to non-resident insurers that carry on an insurance business in Canada and elsewhere, and to "specified financial institutions" (as defined in the Tax Act). Shareholders that are financial institutions, non-resident insurers or specified financial institutions should consult their own tax advisors.

        This summary is of a general nature only and is not, and is not intended to be, legal or tax advice to any particular Shareholder. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, Shareholders should consult their own tax advisors having regard to their own particular circumstances.

Shareholders Resident in Canada

        The following portion of the summary is generally applicable to a Shareholder who, at all relevant times for purposes of the Tax Act, is or is deemed to be resident in Canada, holds the Stuart Energy Common Shares as capital property, deals with the Company and the Offeror at arm's length, and is not affiliated with the Company or the Offeror (a "Resident Shareholder"). Generally, the Stuart Energy Common Shares will be capital property to a Shareholder provided the Shareholder does not hold the Stuart Energy Common Shares in the course of carrying on a business and did not acquire the Stuart Energy Common Shares as part of an adventure or concern in the nature of trade. Certain Shareholders whose Stuart Energy Common Shares might not otherwise be capital property may, in certain circumstances, be entitled to have the Stuart Energy Common Shares and all other "Canadian securities", as defined in the Tax Act, treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act.

Exchange Pursuant to the Offer

        A Resident Shareholder who exchanges Stuart Energy Common Shares for Hydrogenics Common Shares under the Offer will be deemed to have disposed of such Stuart Energy Common Shares for proceeds of disposition equal to the adjusted cost base to the Resident Shareholder of such Stuart Energy Common Shares immediately before the exchange, and to have acquired the Hydrogenics Common Shares received in exchange for such Stuart Energy Common Shares at a cost equal to that amount, unless the Resident Shareholder elects to treat the exchange as a taxable transaction as described below. The cost of the Hydrogenics Common Shares so acquired will generally be averaged with the cost of other Hydrogenics Common Shares previously held by the Resident Shareholder.

        Based on the current administrative practices of the CRA, a Resident Shareholder who does not elect to treat the exchange as a taxable transaction, and who receives cash not exceeding $200 in lieu of a fraction of a Hydrogenics Common Share, may reduce the adjusted cost base of the Hydrogenics Common Shares received by the amount of such cash. Alternatively, the capital gain or capital loss otherwise arising on the disposition of the fraction of the Hydrogenics Common Share that is disposed of for such cash may be reported by such Resident Shareholder.

        A Resident Shareholder may elect to treat the exchange of Stuart Energy Common Shares for Hydrogenics Common Shares as a taxable transaction by including in computing the Resident Shareholder's income for the taxation year in which the exchange occurs any portion of the capital gain or capital loss, otherwise determined, from the disposition of the Stuart Energy Common Shares exchanged, and by reporting such inclusion in the Resident Shareholder's income tax return for such year. The capital gain (or capital loss) realized on such exchange will be equal to the amount, if any, by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Resident Shareholder of the Stuart Energy

Common Shares immediately before such exchange. The cost to the Resident Shareholder of the Hydrogenics Common Shares received in exchange for such Stuart Energy Common Shares will be equal to the fair market value of such Stuart Energy Common Shares immediately before the exchange. Such a cost will generally be averaged with the cost of other Hydrogenics Common Shares previously held by the Resident Shareholder.

        Generally, a Resident Shareholder is required to include in computing its income for a taxation year one half of the amount of any capital gain (a "taxable capital gain"). Subject to and in accordance with the provisions of the Tax Act, a Resident Shareholder is required to deduct one half of the amount of any capital loss (an "allowable capital loss") realized in a taxation year from taxable capital gains realized by the Resident Shareholder in the year of the exchange, and allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years.

        The amount of any capital loss realized by a Resident Shareholder that is a corporation on the exchange of Stuart Energy Common Shares may be reduced by the amount of any dividends received or deemed to be received by it on such shares to the extent and under the circumstances prescribed by the Tax Act. Similar rules may apply where a Stuart Energy Common Share is owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Such Resident Shareholders should consult their own advisors.

        A Shareholder that is throughout the year a "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable for a refundable tax of 6 2/3% on investment income, including taxable capital gains realized and dividends earned (but not dividends or deemed dividends that are deductible in computing taxable income).

Compulsory Acquisition

        As described in Section 6 of the Circular, "Acquisition of Stuart Energy Common Shares Not Deposited — Compulsory Acquisition", the Offeror may, in certain circumstances, acquire Stuart Energy Common Shares not deposited under the Offer pursuant to the provisions of section 206 of the CBCA. The consequences under the Tax Act to a Resident Shareholder whose Stuart Energy Common Shares are acquired pursuant to such statutory rights of purchase will depend upon the consideration received by the Resident Shareholder. If a Resident Shareholder does not receive any consideration other than Hydrogenics Common Shares (and cash in lieu of any fraction thereof), the tax consequences will be generally as set out under "Exchange Pursuant to the Offer" above. If a Resident Shareholder elects to dispose of Stuart Energy Common Shares pursuant to the Compulsory Acquisition in consideration for cash, the tax consequences to such Resident Shareholder will be generally as described for taxable exchanges as set out under "Exchange Pursuant to the Offer" above, except that any interest awarded by a court will not be included in computing the capital gain (or capital loss) to the Resident Shareholder. Any interest awarded to a Resident Shareholder by a court will generally be included in the Resident Shareholder's income for purposes of the Tax Act.

Subsequent Acquisition Transactions

        As described in Section 6 of the Circular, "Acquisition of Stuart Energy Common Shares Not Deposited — Subsequent Acquisition Transactions", if the Offeror does not acquire all of the Stuart Energy Common Shares pursuant to the Offer or by means of a Compulsory Acquisition, the Offeror may propose other means of acquiring the remaining issued and outstanding Stuart Energy Common Shares. It is the Offeror's current intention that the consideration offered under any Subsequent Acquisition Transaction be at least equal in value to the consideration offered under the Offer. The tax treatment of a Subsequent Acquisition Transaction to a Resident Shareholder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out. Resident Shareholders should consult their own tax advisors for advice with respect to the income tax consequences to them of having their Stuart Energy Common Shares acquired pursuant to a Subsequent Acquisition Transaction.

        A Subsequent Acquisition Transaction could be implemented by means of an amalgamation of the Company with the Offeror and/or one or more of its affiliates pursuant to which Resident Shareholders who have not tendered their Stuart Energy Common Shares under the Offer would have their Stuart Energy Common Shares exchanged on the amalgamation for redeemable preference shares of the amalgamated corporation ("Redeemable Shares"), which would then be immediately redeemed for 0.74 Hydrogenics Common Shares. Such a holder would not realize a capital gain or capital loss as a result of the exchange, and the cost of the Redeemable Shares received would be the aggregate of the adjusted cost base of the Stuart Energy Common Shares to the holder immediately before the amalgamation. Upon the redemption of the Redeemable Shares, the holder thereof would be deemed to have received a dividend (subject to the potential application of subsection 55(2) of the Tax Act to the holders of such shares that are corporations as discussed below) equal to the amount by which the redemption price of the Redeemable Shares exceeds their paid-up capital for purposes of the Tax Act. The difference between the redemption price and the amount of the deemed dividend would be treated as proceeds of disposition of such shares for purposes of computing any capital gain or capital loss arising on the redemption of such shares. The tax treatment of a capital gain or capital loss is as described above for taxable exchanges as set out above under "Exchange Pursuant to the Offer".

        Subsection 55(2) of the Tax Act provides that, where a Resident Shareholder that is a corporation is deemed to receive a dividend, in certain circumstances the deemed dividend may be treated as proceeds of disposition of the Redeemable Shares for the purpose of computing the Resident Shareholder's capital gain. Accordingly, corporate Resident Shareholders should consult their own tax advisors for specific advice with respect to the potential application of this provision in computing the Resident Shareholder's capital gain on the redemption of Redeemable Shares described above. Subject to the potential application of this provision, dividends deemed to be received by a corporation as a result of the redemption of the Redeemable Shares will generally be included in computing income, but normally will also be deductible in computing its taxable income.

        A Resident Shareholder that is a "private corporation" or a "subject corporation" (as such terms are defined in the Tax Act) may be liable under Part IV of the Tax Act to pay a refundable tax of 33 1/3% on dividends deemed to be received on the Redeemable Shares to the extent that such dividends are deductible in computing such corporation's taxable income.

        In the case of a Resident Shareholder who is an individual (including a trust), dividends deemed to be received as a result of the redemption of the Redeemable Shares will be included in computing the Resident Shareholder's income, and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends paid by a taxable Canadian corporation.

        Under the current administrative practice of the CRA, Resident Shareholders who exercise their right of dissent in respect of an amalgamation should be considered to have disposed of their Stuart Energy Common Shares for proceeds of disposition equal to the amount paid by the amalgamated corporation to the dissenting Resident Shareholder therefor, other than interest awarded by the court. Because of uncertainties under the relevant legislation as to whether such amounts paid to a dissenting Resident Shareholder would be treated entirely as proceeds of disposition or in part as the payment of a deemed dividend, dissenting Resident Shareholders should consult with their own tax advisors in this regard. Any interest awarded to a Resident Shareholder by a court will generally be included in the Resident Shareholder's income for purposes of the Tax Act.

        As an alternative to the amalgamation discussed herein, the Offeror may propose a statutory arrangement, capital reorganization or other transaction, the tax consequences of which may differ from those arising on the disposition of Stuart Energy Common Shares under the Offer or an amalgamation involving the Company. No opinion is expressed herein as to the tax consequences of any such transaction to a Resident Shareholder.

Shareholders Not Resident in Canada

        The following portion of the summary describes the principal Canadian federal income tax considerations generally applicable to a Shareholder who, at all relevant times, for the purposes of the Tax Act and any applicable income tax convention, is not and is not deemed to be resident in Canada, holds the Stuart Energy Common Shares as capital property, deals with the Company and the Offeror at arm's length, is not affiliated with the Company or the Offeror and does not use or hold Stuart Energy Common Shares in a business carried on in Canada (a "Non-Resident Shareholder").

Exchange Pursuant to the Offer

        A Non-Resident Shareholder who exchanges Stuart Energy Common Shares for Hydrogenics Common Shares will be subject to the same income tax considerations as those discussed above with respect to Resident Shareholders, except that, if a Non-Resident Shareholder chooses to report a capital gain or capital loss on the exchange of Stuart Energy Common Shares, the Non-Resident Shareholder will not be subject to tax under the Tax Act on any capital gain realized unless the Stuart Energy Common Shares are "taxable Canadian property" to the Non-Resident Shareholder. Generally, the Stuart Energy Common Shares will not be taxable Canadian property to a Non-Resident Shareholder at a particular time provided that (1) the Stuart Energy Common Shares are listed on a prescribed stock exchange (which currently includes the TSX) at that time, and (2) the Non-Resident Shareholder, persons with whom the Non-Resident Shareholder does not deal at arm's length, or the Non-Resident Shareholder together with such persons, have not owned 25% or more of the issued shares of any class or series of the capital stock of the Company during the 60-month period that ends at that time. Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, Stuart Energy Common Shares could be deemed to be taxable Canadian property. A Non-Resident Shareholder's capital gain (or capital loss) in respect of Stuart Energy Common Shares that are, or are deemed to be, taxable Canadian property (and are not "treaty-protected property", as discussed below) will generally be computed in the manner described above under "Shareholders Resident in Canada".

        Even if the Stuart Energy Common Shares are taxable Canadian property to a Non-Resident Shareholder, a taxable capital gain or an allowable capital loss resulting from the disposition of the Stuart Energy Common Shares will not be included in computing the Non-Resident Shareholder's income for the purposes of the Tax Act if the Stuart Energy Common Shares constitute "treaty-protected property". Stuart Energy Common Shares owned by a Non-Resident Shareholder will generally be treaty-protected property if the gain from the disposition of such property would, because of an applicable income tax treaty to which Canada is a signatory, be exempt from tax under the Tax Act.

Compulsory Acquisition

        A Non-Resident Shareholder whose Stuart Energy Common Shares do not constitute taxable Canadian property will not be subject to tax under the Tax Act in respect of any capital gain realized on the disposition of Stuart Energy Common Shares pursuant to the provisions of section 206 of the CBCA. Any interest awarded to a Non-Resident Shareholder by a court will be subject to withholding tax under the Tax Act at the rate of 25%. Such rate of withholding may be reduced under the provisions of an applicable tax treaty. In addition, if the Stuart Energy Common Shares are not listed on a prescribed stock exchange at the time of disposition, the notification and withholding provisions of section 116 of the Tax Act will apply to the Non-Resident Shareholder. Non-Resident Shareholders whose Stuart Energy Common Shares are being compulsorily acquired should consult their own tax advisors for advice having regard to their particular circumstances.

Subsequent Acquisition Transactions

        As described in Section 6 of the Circular, "Acquisition of Stuart Energy Common Shares Not Deposited — Subsequent Acquisition Transactions", if the Offeror does not acquire all of the Stuart Energy Common Shares pursuant to the Offer or by means of a Compulsory Acquisition, the Offeror may propose other means of acquiring the remaining issued and outstanding Stuart Energy Common Shares. It is the Offeror's current intention that the consideration offered under any Subsequent Acquisition Transaction be at least equal in value to the consideration offered under the Offer. The tax treatment of a Subsequent Acquisition Transaction to a Non-Resident Shareholder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out. A Non-Resident Shareholder may realize a capital gain or a capital loss and/or a deemed dividend. Dividends paid or deemed to be paid to a non-resident will be subject to Canadian withholding tax at a rate of 25%. Such rate may be reduced under the provisions of an applicable income tax treaty. Any interest awarded to a dissenting Non-Resident Shareholder by a court will be subject to withholding tax under the Tax Act at the rate of 25%. Such rate may be reduced under the provisions of an applicable income tax treaty. In addition, if the Stuart Energy Common Shares are not listed on a prescribed stock exchange at the time of disposition, the notification and withholding provisions of section 116 of the Tax Act will apply to the Non-Resident Shareholder. Non-Resident Shareholders should consult their own tax advisors for advice with respect to the potential income tax consequences to them of having their Stuart Energy Common Shares acquired pursuant to such a transaction.

15.   Material Changes and Other Information

        The Offeror has no information that indicates any material change in the affairs of the Company since the date of the last published interim financial statements of the Company. The Offeror has no knowledge of any other matter that has not previously been generally disclosed but which would reasonably be expected to affect the decision of the Shareholders to accept or reject the Offer.

16.   Financial Advisor, Dealer Manager and Soliciting Dealer Group

        CIBC World Markets Inc. has been retained as financial advisor to the Offeror. In addition, CIBC World Markets Inc. has been retained to act as the Dealer Manager in connection with the Offer and will receive compensation for providing such services. In addition, the Offeror will reimburse the Dealer Manager for its reasonable out-of-pocket expenses, including reasonable attorneys' fees, and has also agreed to indemnify the Dealer Manager against certain liabilities and expenses in connection with the Offer, including certain liabilities under applicable securities Laws.

        In Canada, CIBC World Markets Inc. may form a soliciting dealer group (the "Soliciting Dealer Group") comprising members of the Investment Dealers Association of Canada and members of the stock exchanges in Canada to solicit acceptances of the Offer in Canada. Each member of the Soliciting Dealer Group, including CIBC World Markets Inc., is referred to herein as a "Soliciting Dealer". The Offeror has agreed to pay to each Soliciting Dealer whose name appears in the appropriate space on a Letter of Acceptance and Transmittal accompanying a deposit of Stuart Energy Common Shares a fee of $0.02 for each Stuart Energy Common Share deposited and acquired by the Offeror under the Offer. The aggregate amount payable to a Soliciting Dealer with respect to any single depositing Shareholder will be a minimum of $100 and a maximum of $1,500 and shall be subject to a minimum of 5,000 Stuart Energy Common Shares being deposited. Where Stuart Energy Common Shares deposited and registered in a single name are beneficially owned by more than one Person, the minimum and maximum amounts will be applied separately in respect of each beneficial owner. The Offeror may require the Soliciting Dealer to furnish evidence of such beneficial ownership satisfactory to the Offeror at the time of deposit. When a single beneficial owner deposits Stuart Energy Common Shares, all such shares will be aggregated in determining whether the maximum applies. Soliciting Dealers will not be entitled to a solicitation fee under the Offers for Stuart Energy Common Shares owned by them for their own account. In addition, no solicitation fees will be payable with respect to Stuart Energy Common Shares tendered by employees, officers and directors, and former officers and directors, of the Company or its Subsidiaries or Persons related to or controlled by such Persons.

17.   Depositary

        The Offeror has engaged CIBC Mellon Trust Company to act as depositary for the receipt of certificates in respect of Stuart Energy Common Shares and related Letters of Acceptance and Transmittal and Notices of Guaranteed Delivery deposited under the Offer. The Depositary will receive reasonable and customary compensation from the Offeror for its services relating to the Offer and will be reimbursed for certain out-of-pocket expenses. The Offeror has also agreed to indemnify the Depositary against certain liabilities and expenses in connection with the Offer, including certain liabilities under the provincial securities Laws of Canada.

        Depositing Shareholders will not be obligated to pay any brokerage fee or commission with respect to the purchase of Stuart Energy Common Shares by the Offeror pursuant to the Offer if they accept the Offer by depositing their Stuart Energy Common Shares directly with the Depositary or by utilizing the services of any member of the Soliciting Dealer Group to accept the Offer. If the depositing Shareholder owns Stuart Energy Common Shares through a broker or other nominee and such broker or nominee deposits Stuart Energy Common Shares on the Shareholder's behalf, the broker or nominee may charge a fee for performing this service. Except as set forth above under Section 16 of the Circular, "Financial Adviser, Dealer Manager and Soliciting Dealer Group", the Offeror will not pay any fees or commissions to any broker or dealer or any other

Person for soliciting deposits of Stuart Energy Common Shares pursuant to the Offer (other than to the Dealer Manager, the Soliciting Dealer Group and the Depositary).

        Questions and requests for assistance concerning the Offer should be made directly to the Dealer Manager or to the Depositary. Additional copies of this document, the Letter of Acceptance and Transmittal and the Notice of Guaranteed Delivery may also be obtained without charge from the Dealer Manager or the Depositary at their respective addresses shown on the last page of this document.

18.   Expenses of the Offer

        The expenses relating to the Offer, including depositary, solicitation and printing expenses and financial, legal and accounting advice, are estimated, in the aggregate, for both the Offeror and the Company, at US$4.3 million.

19.   Legal Matters

        Certain legal matters on behalf of the Offeror will be passed upon by Osler, Hoskin & Harcourt LLP.

        As of November 30, 2004, the partners and associates of Osler, Hoskin & Harcourt LLP beneficially owned, directly or indirectly, less than 1% of the outstanding Hydrogenics Common Shares.

20.   Offerees' Statutory Rights

        Securities legislation in certain of the provinces and territories of Canada provides securityholders of the Company with, in addition to any other rights they may have at law, rights of rescission or damages, or both, if there is a misrepresentation in a circular or notice that is required to be delivered to such securityholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for the particulars of those rights or consult with a lawyer.

21.   Documents Filed as part of the U.S. Registration Statement

        A registration statement on Form F-8 has been filed with the SEC under the United States Securities Act of 1933 relating to the Offer. The following documents have been filed with the SEC as a part of the registration statement of which this Offer and Circular form a part: (i) the documents listed in Annex A under "Information Concerning Hydrogenics Corporation — Documents Incorporated by Reference"; (ii) the documents listed in Annex A under "Documents Incorporated by Reference Regarding Stuart Energy"; (iii) the Letter of Transmittal, Notice of Guaranteed Delivery, the confidentiality agreement described under Section 3 of the Circular, "Background to the Offer", the Support Agreement, the Lock-Up Agreement, the Depositary Agreement and the Dealer Manager Agreement; (iv) the consents of auditors; and (v) powers of attorney pursuant to which amendments to the registration statement may be signed.

        Copies of these documents may be obtained on request without charge from the Offeror, 5985 McLaughlin Road, Mississauga, Ontario, L5R 1B8, Attention: Corporate Secretary.

22.   Directors' Approval

        The contents of the Offer to Purchase and the Circular have been approved and the sending thereof to the Shareholders has been authorized by the board of directors of the Offeror.

AUDITORS' CONSENT

        We have read the Circular of Hydrogenics Corporation furnished with Hydrogenics Corporation's offer dated November 30, 2004 to purchase all of the issued and outstanding common shares of Stuart Energy Systems Corporation. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

        We consent to the incorporation by reference in the above-mentioned circular of our report to the shareholders of Hydrogenics Corporation on the consolidated balance sheets of Hydrogenics Corporation as at December 31, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended December 31, 2003. Our report is dated February 27, 2004.

Toronto, Ontario	(Signed) PRICEWATERHOUSECOOPERS LLP
November 30, 2004	Chartered Accountants

AUDITORS' CONSENT

        We have read the Circular of Hydrogenics Corporation furnished with Hydrogenics Corporation's offer dated November 30, 2004 to purchase all of the issued and outstanding common shares of Stuart Energy Systems Corporation. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

        We consent to the incorporation by reference in the above-mentioned circular of our report to the shareholders of Stuart Energy Systems Corporation on the amended consolidated balance sheets of Stuart Energy Systems Corporation as at March 31, 2004 and 2003, the amended consolidated statements of operations, deficit and cash flows for each of the years in the two-year period ended March 31, 2004, and the consolidated statements of operations, deficit and cash flows for the year ended March 31, 2002. Our report is dated May 21, 2004, except as to notes 1(l) and 7, which are as of November 29, 2004.

Toronto, Ontario	(Signed) KPMG
November 30, 2004	Chartered Accountants

CERTIFICATE

DATED: November 30, 2004

        The foregoing, together with the documents incorporated by reference regarding Hydrogenics Corporation, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. In addition, the foregoing, together with the documents incorporated by reference regarding Hydrogenics Corporation, does not contain any misrepresentation likely to affect the value or the market price of the Hydrogenics Common Shares which are to be distributed under the Offer.

HYDROGENICS CORPORATION
(Signed) PIERRE RIVARD President and Chief Executive Officer	(Signed) GARY BRANDT Chief Financial Officer
On behalf of the Board of Directors
(Signed) NORMAN M. SEAGRAM Chairman of the Board of Directors	(Signed) DONALD J. LOWRY Director

ANNEX A

INFORMATION CONCERNING HYDROGENICS CORPORATION

        The following information should be read in conjunction with the information concerning Hydrogenics appearing elsewhere in the Circular and incorporated by reference in the Circular. Capitalized terms not otherwise defined in Annex A are defined under the heading "Glossary".

DOCUMENTS INCORPORATED BY REFERENCE

        The following documents of Hydrogenics have been filed with the securities regulatory authority in each of the provinces of Canada, are specifically incorporated by reference in, and form an integral part of, the Circular:

  (a)
  annual information form dated May 3, 2004 for the year ended December 31, 2003;

  (b)
  comparative audited consolidated financial statements as at December 31, 2003 and 2002 and for each of the years in the three-year period ended December 31, 2003, together with the notes thereto and the auditors' report thereon;

  (c)
  management's discussion and analysis of financial condition and results of operations for the three years ended December 31, 2003, 2002 and 2001;

  (d)
  comparative unaudited interim consolidated financial statements for the three and nine months ended September 30, 2004 and 2003;

  (e)
  management's interim discussion and analysis of financial condition and results of operations for the three and nine months ended September 30, 2004 and 2003;

  (f)
  information circular dated April 28, 2004 relating to Hydrogenics' annual general meeting of shareholders held on May 27, 2004, except for the information set out therein relating to the composition of the compensation committee and its report on executive compensation, the statement of corporate governance and any performance graph therein;

  (g)
  material change report dated November 18, 2004 pertaining to Hydrogenics' proposed acquisition of Stuart Energy; and

  (h)
  material change report dated February 3, 2004 pertaining to Hydrogenics' offering of 11,000,000 Hydrogenics Common Shares.

        Any documents of the type referred to above and any material change report, excluding confidential reports, filed by Hydrogenics with a securities regulatory authority in Canada after the date of the Circular and prior to the termination of the Offer shall be deemed to be incorporated by reference into the Circular.

        Any statement contained in the Circular or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of the Circular, to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such prior statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of the Circular, except as so modified or superseded.

        Information has been incorporated by reference in the Circular from documents filed with the securities regulatory authority in each of the provinces of Canada. Copies of the documents incorporated by reference in the Circular regarding Hydrogenics may be obtained on request without charge from the Corporate Secretary, Hydrogenics Corporation, 5985 McLaughlin Road, Mississauga, Ontario, L5R 1B8, Canada or by telephone at (905) 361-3660. For the purpose of the Province of Québec, the Circular contains information to be completed by consulting the permanent information record, a copy of which permanent information record may also be obtained from the Corporate Secretary at the address noted above. Copies of documents incorporated by reference or forming part of the permanent information record may also be obtained by accessing the website located at www.sedar.com.

HYDROGENICS CORPORATION

        Hydrogenics is a leading developer and manufacturer of fuel cell and related new energy technologies that produce clean electricity. Hydrogenics' principal business is the development and commercialization of proton exchange membrane, or PEM, fuel cell test and diagnostic equipment, PEM fuel cell stacks and PEM fuel cell power generation systems for portable, stationary and mobile applications. A PEM fuel cell produces electricity without combustion through an electrochemical reaction of hydrogen and oxygen with the principal by-products being heat and water. Hydrogenics is also beginning to develop and manufacture hydrogen generation products to complement its fuel cell product development initiatives, which include PEM electrolyzer stacks, PEM electrolyzer refueling systems, reformer based hydrogen generation systems, and regenerative fuel cell and electrolyser systems.

        Hydrogenics has five wholly-owned subsidiaries: Hydrogenics USA, Inc. (incorporated under the laws of the State of Delaware), Hydrogenics Japan Inc. (incorporated under the laws of the Province of Ontario), Hydrogenics GmbH and EnKat GmbH (each incorporated under the laws of Germany) and Greenlight Power Technologies, Inc. (incorporated under the federal laws of Canada).

Hydrogenics' Business

        Hydrogenics' business is divided into two segments: fuel cell test and diagnostic equipment and fuel cell power products.

Fuel Cell Test and Diagnostic Equipment

        Hydrogenics' test equipment and diagnostic products currently range from basic component and stack research products to full system and production grade test stations and diagnostic products. In addition to selling test equipment to third parties, Hydrogenics has over 40 test stations installed in its facilities that it uses to provide testing services to key customers and strategic partners and to support Hydrogenics' own significant research and development requirements. Building on the experience gained in designing, manufacturing and selling over 500 fuel cell test stations to approximately 55 customers in North America, Asia and Europe, Hydrogenics has developed an extensive portfolio of test equipment and diagnostic products.

        Automotive companies, energy companies, fuel cell developers, component suppliers and others are currently spending significant capital on the development and improvement of their own fuel cell programs. Hydrogenics believes that its test stations and diagnostic products will become an important element to many of these programs as broad commercial markets for fuel cells eventually develop. Currently Hydrogenics' fuel cell test and diagnostic business unit employs approximately 90 full-time people in Canada, Germany and Japan. Hydrogenics now markets all of its test equipment under the Greenlight brand. Hydrogenics expects to continue to market and sell its test stations for the foreseeable future.

Fuel Cell Power Products

        Hydrogenics is developing a comprehensive portfolio of fuel cell products. Hydrogenics is also beginning to develop and manufacture hydrogen generation products and regenerative fuel cell and electrolyser products. Hydrogenics believes that it is strongly positioned to put fuel cells into commercial products by virtue of the breadth of its power products portfolio, which includes fuel cell stacks, scalable fuel cell power modules, stand-alone fuel cell systems and a variety of hydrogen generation devices.

        Fuel Cell Power Modules.    Hydrogenics has developed and recently begun selling scalable, modular fuel cell power modules that allow "plug and play" integration into Hydrogenics' own fuel cell products or those of original equipment manufacturers ("OEMs"). The low pressure configuration of Hydrogenics' power module architecture results in fewer moving parts, greater system simplicity, lower cost, enhanced reliability, quieter operation and increased versatility when compared to the high pressure systems offered by other companies.

Hydrogenics has also developed hybrid versions of its power modules whereby fuel cells are combined with ultracapacitors, including ancillary energy management systems. Hydrogenics' goal is to apply its power module architecture across a wide range of applications with early market appeal and, in addition, to achieve commercialization through strategic partners that have established market channels.

        Fuel Cell Systems.    Hydrogenics is also developing fuel cell system products for specific end-use markets. Hydrogenics' full fuel cell systems cover a range of portable, mobile and stationary power applications in the 500 watt to 65 kW range. The diversity of its technology portfolio allows Hydrogenics to design and manufacture fuel cell systems with integrated refueling capabilities, using either reformer or electrolyzer technology. For instance, in conjunction with General Motors, Hydrogenics has developed a 25 kW regenerative fuel cell backup power generator that is targeted at the telecommunications market to provide reliable power at cellular tower sites. Hydrogenics has also developed a 50 kW HySTAT energy station that is capable of powering multi-dwelling complexes or small commercial buildings as well as serving as a hydrogen refueling station for fuel cell vehicles. Hydrogenics has a proprietary line of electrolyzers that it incorporates into its regenerative fuel cell systems. Hydrogenics is also developing stand-alone electrolyzer refuelers that utilize Hydrogenics' electrolyzer technology and patents. In addition to these fuel cell products, Hydrogenics has invested in a fuel cell vehicle-to-grid, or V2G, concept and the development of related V2G technology. A fuel cell vehicle is essentially a power generator on wheels that can provide clean power to off-board users at any time when the fuel cell power module is not being used for mobility purposes. Such off-board uses include the powering of electrical devices such as power tools, or alternatively, interconnection to the electrical grid to supply power to a building or even to supplement the grid's supply of power from existing centralized power stations. This V2G concept is still in the early phase of development.

        System Integration and Engineering.    Hydrogenics' power products business unit also provides systems integration and engineering services to key customers and strategic partners. System integration services entail working with Hydrogenics' clients to integrate their proprietary components, typically a fuel cell stack or a natural gas fuel processor, into a fully functional fuel cell system. These services include engineering, design, prototyping, testing, contract manufacturing and project management.

        Hydrogenics' power products business unit is operated out of Hydrogenics' Mississauga, Ontario, facility and employs 120 people.

Hydrogenics' Strategy

        Hydrogenics has implemented the following strategies to further its goal of being a leader in the commercialization of fuel cell and hydrogen-related products:

  •
  Initially Target Premium Power Markets.  Hydrogenics believes that the best way to ensure its participation in the mass commercial markets of the future is to initially focus on selling fuel cell products to the smaller premium power markets that exist today. Premium power markets such as specialty off-road mobility, military, aerospace, research, mission critical back-up power and funded demonstrations yield premium prices for workable solutions, a key factor in meeting Hydrogenics' overriding goal of commercial sustainability. Hydrogenics believes that the premium pricing and smaller production runs associated with selling into these markets will provide it with positive margins and, more importantly, additional technical expertise with a minimal level of capital investment. In addition, by targeting niche premium power markets, Hydrogenics expects to build enduring customer relationships that will sustain its growth as fuel cells gain more widespread commercial acceptance.

  •
  Deploy Capital Efficiently through Horizontal Business Model.  Hydrogenics saves money by leveraging the research and development efforts of its component suppliers and the supply, distribution and marketing initiatives of its OEM partners and customers. Hydrogenics concentrates its research and development initiatives on Hydrogenics' core competencies and encourages its suppliers and channel distribution partners to develop and invest in aspects of the supply and distribution chain that are in its areas of expertise. For example, in the production of its power modules Hydrogenics relies on numerous suppliers to develop component parts such as MEAs, bi-polar plates, wiring harnesses, blowers and power conditioning components and thereby avoids costs associated with internally developing these components. Hydrogenics also focuses on establishing and strengthening key relationships with OEMs, like General Motors Corporation ("General Motors") and Deere & Company ("John Deere"), that have mature sales and distribution networks. Hydrogenics' goal is to utilize these existing sales and distribution networks and thereby minimize the costs associated with investing in its own marketing, sales and distribution networks. This strategy allows Hydrogenics to efficiently deploy its capital.

  •
  Develop a Portfolio of Complementary Technologies and Provide Customers with Complete Fuel Cell Solutions.  Hydrogenics is developing a comprehensive portfolio of technologies to address the mobility, stationary and portable power markets, as well as the hydrogen generation infrastructure that is required to support these markets. Hydrogenics believes the breadth of its portfolio of fuel cell and hydrogen generation technologies enables it to provide customers with complete energy solutions. For example, Hydrogenics is positioned to sell its fuel cell stack in conjunction with a test station or, alternatively, to sell a hydrogen refueler together with one of its fuel cell power products. By selling products and services that combine features and value streams that other fuel cell developers are not able to offer, Hydrogenics expects to realize improved pricing, revenues and gross margins. Hydrogenics expects that its portfolio of fuel cell and hydrogen technologies will, in the long term, yield multiple value streams for Hydrogenics' shareholders and, in the short term, serve to insulate it from single point market failures and reduce technology risks. Hydrogenics also believes that its strategy of developing a comprehensive portfolio of technologies will position it favorably to participate in a larger number of government-sponsored initiatives that should stimulate early revenue opportunities.

  •
  Continue to Pursue Strategic Relationships.  Hydrogenics looks to strategic partners as a source of funding and technology and as a potential means of enhancing market distribution capabilities and views these partners as critical to Hydrogenics' long-term success. As part of its strategy, Hydrogenics is continually evaluating markets for fuel cell products and identifying potential strategic partners whose brands, distribution channels, technical expertise and customer knowledge can be accessed to bring fuel cell products to market. In addition, Hydrogenics is exploring opportunities to work with governments to provide them with innovative energy solutions. Hydrogenics works closely with its strategic partners to understand their goals and specific requirements and then rapidly develop prototypes and products to provide solutions to its partners' needs. Its relationships with General Motors and John Deere illustrates how Hydrogenics has successfully collaborated with industry leaders to develop fuel cell applications for their respective markets. Hydrogenics also strives to secure key government and industry opportunities to demonstrate its technology in order to prove the viability of fuel cell power and hydrogen generation products in high visibility environments that provide significant feedback to its development programs.

  •
  Conserve Cash through Fiscal Discipline.  Hydrogenics believes it is important at this early stage of the industry to match investment in headcount and research and development to the adoption rate and developmental pace of fuel cell technology. Hydrogenics believes that this deliberate pacing will reduce the risk of over-investment in production capacity prior to the emergence of a robust commercial market. The alignment of its resources with current market and development opportunities remains a fundamental discipline that Hydrogenics believes is critical to growing at a sustainable pace. Hydrogenics' product development efforts remain focused on near-term commercial applications and are funded, in order, by: (i) positive gross profits (revenues minus the cost of revenues); (ii) government grants; (iii) joint development agreements; and, only to the extent necessary, by (iv) existing cash reserves.

  •
  Extend Global Reach and Make Strategic Acquisitions.  Hydrogenics will continue to direct sales, business development and service capabilities in global markets where there are current and future needs for fuel cell related technologies. By doing so, Hydrogenics hopes to develop customers and suppliers in the key markets of Japan, Europe and North America. Hydrogenics also expects to continue to complement its organic growth through strategic acquisitions of businesses and technology. For example, the acquisition of EnKAT GmbH in Germany established Hydrogenics' foothold in the European test station business. Likewise, the acquisition of Greenlight solidified Hydrogenics' position as a leading developer and manufacturer of fuel cell test stations and diagnostic equipment. The acquisition of Stuart Energy is also consistent with this strategy, accelerating the emergence of Hydrogenics' hydrogen generation business by consolidating within Hydrogenics a leading company in hydrogen production from water electrolysis.

    Hydrogenics has also acquired proprietary technology, including its license to certain General Motors stack technology and certain patents used in connection with Hydrogenics' V2G initiatives. Hydrogenics will continue to expand its global operations and consider strategic acquisitions as opportunities arise.

Hydrogenics' Competitive Advantages

        Hydrogenics believes that the following competitive advantages have enabled it to be a leader in the design, development, manufacture and sale of fuel cell test and diagnostic equipment and new energy technologies:

  •
  Premier Customer Base.  Hydrogenics sells fuel cell test and diagnostic equipment to most significant fuel cell development programs in the world and to many of the world's leading fuel cell component suppliers. Its customer relationships have helped and, Hydrogenics believes, will continue to help it capitalize on the opportunities developing in the industry for fuel cell and hydrogen generation products and services. For example, Hydrogenics currently provides products and services to General Motors, John Deere, Johnson Matthey, Inc. ("Johnson Matthey") and ChevronTexaco Corporation ("ChevronTexaco"). In addition, Hydrogenics continues to seek strategic relationships and significant customer relationships with market leaders because Hydrogenics believes that they will have the potential to provide Hydrogenics with access to some of the largest distribution channels for fuel cell technology.

  •
  Strategic Alliance with General Motors Corporation and Other Key Relationships.   Hydrogenics entered into an alliance with General Motors in October 2001. Hydrogenics' alliance with General Motors includes shared intellectual property rights and joint efforts in fuel cell product development, engineering, prototyping, testing, branding and marketing strategies. This alliance has given Hydrogenics the opportunity to participate in the development of fuel cell systems for automotive applications, the largest potential market for fuel cells, and has also helped it form key customer relationships with other OEMs such as John Deere and ChevronTexaco. Hydrogenics is currently providing power modules to John Deere for use in a variety of their commercial work vehicles and it is working with ChevronTexaco to develop a natural gas refueler, utilizing ChevronTexaco's proprietary fuel processor.

  •
  Fuel Cell System Expertise.  Through the development and maturation of Hydrogenics' fuel cell test and diagnostic business, Hydrogenics has gained an in-depth understanding of the intricacies of fuel cell technology. In particular, Hydrogenics has gained significant expertise from its fuel cell test and diagnostic business in the operation of fuel cell stacks and balance of plant and systems integration. Hydrogenics believes that its expertise in optimizing the operation of a fuel cell system gives it the platform to transform current fuel cell technology into workable and cost-effective real-life applications. Hydrogenics believes that this expertise will continue to provide it with an ability to respond rapidly to market opportunities and technological changes in its industry. In addition, Hydrogenics believes that it is among a small number of companies around the world that has successfully demonstrated the ability to integrate a variety of hydrogen generation systems together with a fuel cell to make complete, self-contained fuel cell energy stations. Many of these systems have been integrated with "back-to-grid" capabilities, where the fuel cell supplies power not only to the immediate application but also is capable of transferring excess power back to the local electrical grid. Hydrogenics believes that its fuel cell system expertise will continue to provide it with the ability to respond rapidly to market opportunities and technological changes in the industry.

  •
  Modular Architecture Deployable in Multiple Markets.  Hydrogenics believes the versatility and scalability of its multi-application power and electrolyzer module technology is unique among its competitors. By versatility, Hydrogenics means that its current power modules are particularly well suited to address diverse markets including off-road mobility, buses, materials handling, back-up and stationary power, portable military generators, vehicular auxiliary power units and a number of other applications. By scalability, Hydrogenics means that its power and electrolyzer modules can be combined in series or in parallel to provide complete solutions for its customers' power and hydrogen requirements. By deploying its module architecture across a variety of applications Hydrogenics is able to be more cost-effective and efficient with its research and development activities and investments.

  •
  Proprietary Technology.  Hydrogenics believes it has proprietary technology across its product offerings. Hydrogenics has increased its patent portfolio to 27 patents on its technology in the United States and

    Canada, and Hydrogenics has over 400 patent applications pending in a number of countries. Hydrogenics also believes that its access to two proven fuel cell stack technologies is unique among its competitors. The development of Hydrogenics' own fuel cell stack, combined with its access to certain of General Motors' fuel cell stack technology, provides it with significant product and market flexibility. Hydrogenics' HyPM® power modules have been built to accommodate either a Hydrogenics or a General Motors stack.

  •
  Superior Testing Capabilities.  In addition to its expertise in the area of fuel cell testing, Hydrogenics has one of the largest fuel cell development and testing facilities in North America, which provides it with an advantage over its competitors. Hydrogenics is able to quickly and efficiently conduct comprehensive product testing and thereby quicken the development of its technology and the evaluation of Hydrogenics' suppliers' technologies. This testing capability leads to rapid prototyping of Hydrogenics' power and electrolyzer stack and module technology. Furthermore, the use of its own test equipment products provides valuable feedback to Hydrogenics' test equipment product development process.

RECENT DEVELOPMENTS

Hydrogenics Expands Line of HyPM Fuel Cell Power Modules

        On November 2, 2004, Hydrogenics announced the additions of the HyPM 7kW unit and the HyPM 65kW unit to its HyPM product line. Hydrogenics' HyPM power modules are clean power generators that require only hydrogen fuel to produce DC electrical power. The HyPM has been deployed in applications ranging from light mobility to stationary to portable power solutions. In addition to a fuel cell stack, the power module includes the associated components, subsystems and control software required to produce clean, efficient electricity.

Hydrogenics to Acquire Stuart Energy

        Hydrogenics entered into the Support Agreement with Stuart Energy dated November 10, 2004 setting out the terms and conditions pursuant to which Hydrogenics agreed to make the Offer. Stuart Energy, together with its Subsidiaries, is a leading global provider of integrated solutions for distributed hydrogen infrastructure requirements based on water electrolysis. Stuart Energy integrates its proprietary hydrogen generation technology with products from corporate partners to serve existing and emerging markets for industrial, distributed power generation and transportation applications. If the Offer is completed, the business of Stuart Energy will be integrated into the business of Hydrogenics and the integrated company will continue to be led by Pierre Rivard, as President and Chief Executive Officer. See "Acquisition of Stuart Energy Systems Corporation" below.

Hydrogenics Secures Order for 25 Fuel Cell Power Modules from Global Back-Up Power Company

        On November 10, 2004 Hydrogenics announced that it had secured a follow-on order for 25 Fuel Cell Power Modules. These HyPM 10kW power modules will be incorporated into back-up power products for one of the world's largest suppliers of uninterruptible power. Hydrogenics expects to deliver two units in 2004 and the remainder throughout 2005. As of the date of the Circular, this is Hydrogenics' largest sale of hydrogen power modules to a single OEM customer.

NASA Buys Hydrogenics Light Weight Fuel Cell Stack to Test for Potential Uses in Space

        On November 15, 2004 Hydrogenics announced that it had sold a light weight 5kW hydrogen/oxygen PEM fuel cell stack to the NASA Glenn Research Center ("NASA"). NASA will use the PEM fuel cell stack in an experimental closed cycle hydrogen-oxygen regenerative fuel cell. This type of system can be used for energy storage in places where oxygen is not easily available, such as very high altitude, space or underwater environments. NASA will use this stack as part of its research program to understand how the regenerative fuel cell will operate in future aerospace applications. As of the date of the Circular, this is Hydrogenics' first sale of a hydrogen-oxygen PEM stack.

DESCRIPTION OF CAPITAL STOCK

Authorized and Issued Share Capital

        Hydrogenics' authorized capital consists of an unlimited number of Hydrogenics Common Shares and an unlimited number of preferred shares issuable in series, of which 64,618,649 Hydrogenics Common Shares and no preferred shares were issued and outstanding as of November 30, 2004.

        Each Hydrogenics Common Share carries one vote on all matters to be voted on by Hydrogenics' shareholders. Holders of Hydrogenics Common Shares are entitled to receive dividends as and when declared by Hydrogenics' board of directors and to share ratably in Hydrogenics' remaining assets available for distribution, after payment of liabilities, upon Hydrogenics' liquidation, dissolution or winding up. Hydrogenics Common Shares do not carry pre-emptive rights or rights of conversion into any other securities. All outstanding Hydrogenics Common Shares are fully paid and non-assessable and the Hydrogenics Common Shares to be issued pursuant to the Offer will also be fully paid and non-assessable. There are no limitations on the rights of non-resident owners of Hydrogenics Common Shares to hold or vote their shares.

        Hydrogenics' board of directors has the authority, without further action by the shareholders, to issue an unlimited number of preferred shares in one or more series and in the event that preferred shares are issued, the board also has the authority to fix the designations, powers, preferences, privileges and relative, participating, optional or special rights of any preferred shares including any qualifications, limitations or restrictions. Special rights that may be granted to a series of preferred shares may include dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be superior to the rights of the Hydrogenics Common Shares. Preferred share issuances could decrease the market price of Hydrogenics Common Shares and may adversely affect the voting and other rights of the holders of Hydrogenics Common Shares. The issuance of preferred shares could also have the effect of delaying or preventing a change in control of Hydrogenics.

DIVIDEND POLICY

        Hydrogenics has never declared or paid any cash dividends on the Hydrogenics Common Shares. Hydrogenics currently intends to retain any future earnings to fund the development and growth of its business and does not anticipate paying any cash dividends in the foreseeable future.

CAPITALIZATION

        This table should be read in conjunction with Hydrogenics' consolidated financial statements and related notes incorporated by reference into the Circular and the unaudited pro forma consolidated financial statements and related notes in Annex B to the Circular.

        The following table shows Hydrogenics' capitalization as at September 30, 2004 on an actual basis and as adjusted to give effect to the Offer.

	As of September 30, 2004
	Actual	As Adjusted(1)
	(thousands of U.S. dollars) (unaudited)
Cash and short-term investments	93,415	130,046

Long term debt	385	385

Shareholders' equity:
Share Capital and Other Equity(2)	193,846	320,435
Deficit	(70,562)	(70,562)
Foreign Currency translation adjustment	(4,046)	(4,046)

Total shareholders' equity	119,238	245,827

Total capitalization	129,652	274,743

(1)
Reflects the proposed acquisition of Stuart Energy and the issuance of 27,061,515 Hydrogenics Common Shares pursuant to the Offer.

(2)
Unlimited number of Hydrogenics Common Shares authorized: 64,618,649 Hydrogenics Common Shares issued and outstanding (actual); 91,680,164 Hydrogenics Common Shares issued and outstanding (as adjusted).

ACQUISITION OF STUART ENERGY SYSTEMS CORPORATION

        Hydrogenics entered into a Support Agreement with Stuart Energy dated November 10, 2004 setting out the terms and conditions pursuant to which Hydrogenics will offer to acquire all of the issued and outstanding Stuart Energy Common Shares on the basis of 0.74 Hydrogenics Common Shares per Stuart Energy Common Share.

Stuart Energy

        Stuart Energy, together with its Subsidiaries, is a leading global provider of integrated solutions for distributed hydrogen infrastructure requirements based on water electrolysis. Stuart Energy's SES product line offers integrated turn-key solutions for on-site hydrogen production, compression, storage, fuel dispensing and distributed power generation.

        The SES product line is designed to meet a growing and diverse set of requirements for the industrial, power generation and transportation fueling markets. Stuart Energy integrates its proprietary hydrogen generation systems with hydrogen products from its strategic partners to provide integrated SES products.

        Hydrogenics believes Stuart Energy is pursuing a balanced business plan with near-term commercial revenue from sales of its SES products into the industrial market and into the demonstration markets for distributed power and transportation applications. Hydrogenics believes Stuart Energy has a strong competitive position for onsite electrolysis-based hydrogen generation units in the industrial market. In this market, Stuart Energy has 56 years of experience, strong brand recognition and a large global install base. Stuart Energy has hundreds of units operating in a variety of rugged operating conditions globally.

        In February 2003, Stuart Energy acquired all of the shares of Vandenborre for approximately $28 million, consisting of approximately $9.5 million in cash and 7,322,672 Stuart Energy Common Shares. Vandenborre, which also operated under the name Hydrogen Systems, was a privately-held company based in Oevel, Belgium.

Vandenborre was an industry leader in the design, manufacture and sale of pressurized hydrogen generation systems based on advanced alkaline water electrolysis.

        As at November 30, 2004, Stuart Energy employed approximately 165 employees operating out of its two principal manufacturing and office facilities in Mississauga, Ontario and Oevel, Belgium.

Benefits of the Combination

        Hydrogenics believes that a number of external factors, such as the price of crude oil reaching unprecedented heights, the imbalance in supply and demand for non-renewable energy in the developing regions of the world, the increasing environmental impact associated with the rapid expansion in worldwide energy consumption, the accelerating expansion of renewable energy and the geopolitical instability generated from dependence on imported energy, have created an environment of unprecedented opportunity for companies in the alternative energy sector that have the ability to grow, both through acquisitions and organically. Part of Hydrogenics' strategy is to create significant competitive advantages through superior financial strength and scale. The acquisition of Stuart Energy is consistent with this strategy. Stuart Energy's hydrogen generation business is an important addition to Hydrogenics' portfolio of sustainable value streams, positioning Hydrogenics as a company of choice for those investors and employees seeking opportunities in the emerging hydrogen economy. The acquisition will accelerate the emergence of Hydrogenics' hydrogen generation business by consolidating within Hydrogenics a leading company in hydrogen production from water electrolysis. Stuart Energy has been a leading company in the hydrogen infrastructure market for more than 50 years and has been active in the emerging areas of energy generation and transportation for more than ten years. Stuart Energy, together with its Belgian subsidiary, Vandenborre, has over 1,100 hydrogen generation systems deployed in over 100 countries, complementing more than 500 Hydrogenics fuel cell test stations deployed in approximately 55 customer sites.

        Hydrogenics believes its prior successful acquisition of Greenlight demonstrates its ability to successfully integrate operations and deliver value to its shareholders through acquisitions. Furthermore, Hydrogenics believes that the Greenlight transaction has served to better equip Hydrogenics' management team to effectively integrate the operations of Stuart Energy and maximize synergies as soon as possible. Similarly, Stuart Energy's acquisition of Vandenborre has better equipped Stuart Energy's management to effectively contribute to the integration of the two companies. Hydrogenics expects to realize cost savings from the elimination of duplicate infrastructures, processes and systems as well as from economies from increased scale of operations. This acquisition potentially doubles Hydrogenics' stand-alone revenues and will position Hydrogenics with US$120 million in cash. The acquisition is expected to be accretive to revenue immediately, and accretive to EBITDA and cash flow in two years, following payment of the integration costs. Hydrogenics expects that, with the head offices of both companies located in close proximity to one another, there is a unique opportunity to realize significant synergies soon after integration.

        In addition to expanding its list of strategic partners and strengthening its management team and global reach, the combined complementary strengths of Hydrogenics and Stuart Energy will enhance Hydrogenics' product portfolio and intellectual property, positioning it for further sustainable growth in the manufacturing of fuel cell test and diagnostic equipment, the development of on-site generation for hydrogen, and the manufacturing of fuel cell power products. Furthermore, Hydrogenics believes that Stuart Energy's industrial business will complement its industrial test station business as one of the few economically viable opportunities at this early stage of the hydrogen economy, allowing Hydrogenics to achieve commercial traction in three hydrogen market segments ahead of the mass markets opening up for fuel cells and hydrogen. The three market segments share many common components, which should enable the combined company to achieve increased purchasing efficiencies and supply chain advantages. Finally, Hydrogenics believes that Stuart Energy's hydrogen generation business will complement its power module business, by bundling refueling appliances with the sale of power modules targeting utility fleets or uninterruptible power systems.

        The acquisition of Stuart Energy will allow Hydrogenics to capitalize on the collective skills and experience of both companies and, in turn, to offer its customers a selection of products and services Hydrogenics believes is unmatched by anyone in the field. This acquisition will provide a cost-effective and practical way to accelerate Hydrogenics' and Stuart Energy's commercialization efforts.

        Hydrogenics believes that the Offer represents significant value to Shareholders by providing them with the opportunity to participate directly in the creation of one of the world's pre-eminent hydrogen and fuel cell product company. The acquisition offers Shareholders better trading liquidity and a tremendous portfolio play on the hydrogen economy. Hydrogenics believes that the combined operations of Hydrogenics and Stuart Energy will allow Hydrogenics to better serve its global customer base and support commercialization of hydrogen and fuel cell products with its customers. In addition, Hydrogenics anticipates that a well-established and diversified revenue base will provide the opportunity to deliver continued growth and value to Shareholders.

DOCUMENTS INCORPORATED BY REFERENCE REGARDING STUART ENERGY

        Information regarding Stuart Energy has been incorporated by reference in the Circular from documents filed by Stuart Energy with securities regulatory authority in each of the provinces of Canada. Hydrogenics understands that copies of the documents incorporated herein by reference regarding Stuart Energy may be obtained on request without charge from Stuart Energy's Corporate Secretary at 5101 Orbitor Drive, Mississauga, Ontario, Canada, L4W 4V1, Telephone: (905) 282-7700. Copies of documents incorporated by reference may also be obtained by accessing the website located at www.sedar.com.

        Although the Offeror has no knowledge that would indicate that any statements contained in such documents filed by Stuart Energy are untrue or incomplete, the Offeror does not assume any responsibility for the accuracy or completeness of the information contained in such documents, or for any failure by Stuart Energy to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to the Offeror.

        The following documents of Stuart Energy have been filed with the securities regulatory authority in each of the provinces and territories of Canada, are specifically incorporated by reference in, and form an integral part of, the Circular:

  (a)
  Stuart Energy's amended audited comparative financial statements for the two years ended March 31, 2004 and 2003 together with the notes thereon and auditors' report thereon and the audited comparative financial statements for the two years ended March 31, 2003 and 2002, together with the notes thereon and the auditors' report thereon; and

  (b)
  Stuart Energy's unaudited comparative interim consolidated financial statements for the six months and three months ended September 30, 2004 and 2003.

RISK FACTORS

        An investment in Hydrogenics Common Shares involves risk. Investors should carefully consider the risks described below and the other information contained in, and incorporated into, the Offer to Purchase or in the Circular. Additional risks and uncertainties, including those that Hydrogenics does not know about now or that Hydrogenics currently deems immaterial, may also adversely affect Hydrogenics' business.

Risk Factors Related To Hydrogenics' Business

Hydrogenics has a limited operating history, and because Hydrogenics' mix of revenues in the recent past does not reflect Hydrogenics' current business strategy, it may be difficult to assess Hydrogenics' business and future prospects.

        Hydrogenics commenced operations of its fuel cell business in 1995, and since that time, Hydrogenics has been engaged principally in the manufacture and sale of fuel cell test and diagnostic equipment, the provision of related engineering and testing services, and research and development relating to fuel cell systems and subsystems. For the year ended December 31, 2003, Hydrogenics derived US$20.7 million, or 77% of its revenues, from sales of fuel cell test and diagnostic equipment; US$3.7 million, or 14%, from the provision of engineering services to General Motors; and US$2.3 million, or 9%, from sales or lease of fuel cell power products. For the year ended December 31, 2002, Hydrogenics derived US$5.6 million, or 35%, from sales of fuel cell test and diagnostic equipment, US$5.8 million, or 37% of Hydrogenics' revenues, from the provision of engineering services to General Motors, and US$4.5 million, or 28%, from sales or leases of fuel cell power products and related services. Hydrogenics' current business strategy is to use the experience it has gained in the fuel cell test and diagnostic equipment business to develop, manufacture and sell fuel cell power products in larger quantities. Because Hydrogenics has made limited sales of fuel cell power products to date, its historical operating data may be of limited value in evaluating its future prospects.

Because Hydrogenics expect to continue to incur net losses, Hydrogenics may not be able to implement Hydrogenics' business strategy, and the price of Hydrogenics Common Shares may decline.

        Hydrogenics has not generated any positive net income since the initial public offering of its shares in November 2000. Hydrogenics' current business strategy is to use the experience it has gained in the fuel cell test and diagnostic equipment business to manufacture and sell fuel cell power products in larger quantities. In so doing, Hydrogenics will continue to incur significant expenditures for general administrative activities, including sales and marketing and research and development activities. As a result of these increased costs, Hydrogenics will need to generate significantly higher revenues and positive gross margins to achieve and sustain profitability. Hydrogenics incurred a net loss of US$22.1 million for the year ended December 31, 2003 and a net loss of US$20.6 million for the year ended December 31, 2002. Hydrogenics' accumulated deficit as of December 31, 2003 was US$47.4 million and as of December 31, 2002 was US$25.3 million. Hydrogenics will continue to incur losses beyond 2003 and Hydrogenics may never achieve profitability. Accordingly, Hydrogenics' ability to operate its business and implement its business strategy may be harmed and the value of Hydrogenics Common Shares may decline.

Hydrogenics may never complete the development of commercially viable fuel cell power products, and if it fails to do so, Hydrogenics will not be able to meet its business and growth objectives.

        Hydrogenics has made commercial sales of fuel cell test and diagnostic equipment, generally on a purchase order basis, since its inception, and has only been engaged in the development of fuel cells, fuel cell power modules, integrated fuel cell systems and hydrogen generation devices for a short period of time. Because Hydrogenics' business and industry are still in the developmental stage, it does not know when or whether it will successfully complete research and development of commercially viable fuel cell power products. Hydrogenics will face unforeseen challenges, expenses and difficulties as a developing company seeking to design, develop and manufacture new products in each of its proposed markets. Hydrogenics' future success depends upon its ability to develop and sell fuel cell products. Hydrogenics will be unable to meet its business and growth objectives if it does not complete the development of commercially viable fuel cell products.

Hydrogenics must lower the cost of its fuel cell products and demonstrate their reliability, or consumers will be unlikely to purchase its products and Hydrogenics will therefore not generate sufficient revenues to achieve and sustain profitability.

        Fuel cells currently cost more than many established competing technologies, such as internal combustion engines and batteries. The price of fuel cell products is dependent largely upon material and manufacturing costs. Hydrogenics cannot guarantee that it will be able to lower these costs to the level where it will be able to produce a competitive product or that any product it produces using lower cost materials and manufacturing processes will not suffer from lower performance, reliability and longevity. If Hydrogenics is unable to produce fuel cell products that are competitive with other technologies in terms of price, performance, reliability and longevity, consumers will be unlikely to buy Hydrogenics' fuel cell products. Accordingly, Hydrogenics would not be able to generate sufficient revenues with positive gross margins to achieve and sustain profitability.

Hydrogenics' revenue and future prospects depend to a great extent on its relationship with General Motors Corporation and General Motors Corporation's commitment to the commercialization of fuel cell markets.

        Hydrogenics' largest shareholder and historically its largest customer by revenue is General Motors, which owns approximately 17.6% of the outstanding Hydrogenics Common Shares. General Motors accounted for 33% of Hydrogenics' revenues for the year ended December 31, 2003, 61% for the year ended December 31, 2002 and 33% for the year ended December 31, 2001. Hydrogenics' business and results of operations would be materially hurt if General Motors were to change or terminate its relationship with it. There is no guarantee that the interests of Hydrogenics will continue to be aligned with the interests of General Motors and that Hydrogenics' relationship with General Motors will continue in its current form. Furthermore, any change in General Motors' strategy with respect to fuel cells, whether as a result of market, economic or competitive pressures, could also harm Hydrogenics' business by reducing or eliminating a substantial portion of Hydrogenics' revenue. Such a change in strategy could include, for example, any decision by General Motors to:

  •
  alter its commitment to fuel cell technology in favor of other competing technologies;

  •
  delay its introduction of fuel cell products and vehicles; or

  •
  increase the internal development of fuel cell products or purchase them from another supplier.

        In addition, where intellectual property is developed pursuant to Hydrogenics' use of technology licensed from General Motors, Hydrogenics has committed to provide certain exclusive or non-exclusive licenses in favor of General Motors, and in some cases, the intellectual property is jointly owned. As a result of such licenses, Hydrogenics may be limited or precluded, as the case may be, in the exploitation of such intellectual property rights.

Hydrogenics currently depends upon a limited number of customers for a majority of its revenues and a decrease in revenue from these customers could materially reduce Hydrogenics' revenues and earnings.

        To date, a small number of customers have accounted for a majority of Hydrogenics' revenues and Hydrogenics expects they will continue to do so for the foreseeable future. Hydrogenics' three largest customers, including General Motors, as discussed above, accounted for 51% of Hydrogenics' revenues for the year ended December 31, 2003, 75% for the year ended December 31, 2002 and 70% for the year ended December 31, 2001. The identities of some of Hydrogenics' three largest customers have changed from year to year. If Hydrogenics loses any of these customers and does not attract additional customers, it may not generate sufficient revenues to offset this loss of revenues and its financial results will be materially adversely affected. Furthermore, Hydrogenics' arrangements with these customers are generally non-exclusive, have no volume commitments and are often done on a purchase-order basis. Hydrogenics cannot be certain that customers that have accounted for significant revenue in past periods will continue to purchase its products and generate revenue. Accordingly, Hydrogenics' revenue and results of operations may vary from period to period. Hydrogenics is also subject to credit risk associated with the concentration of its accounts receivable from these significant customers. If one or more of Hydrogenics' significant customers were to cease doing business with it, significantly reduce or delay its purchases from Hydrogenics, or fail to pay on a timely basis, Hydrogenics' business, financial condition and results of operations could be materially adversely affected.

Hydrogenics' strategy for the sale of fuel cell power products depends upon developing strategic partnerships with systems integrators, OEMs, governments, suppliers and other market channel partners who will incorporate Hydrogenics' products into theirs.

        Other than with respect to a limited number of specific markets, Hydrogenics' strategy is to develop and manufacture products and systems for sale to governments and systems integrators, OEMs, suppliers and other market channel partners that have mature sales and distribution networks for their products. The success of Hydrogenics' business depends on its ability to develop relationships with other parties who will integrate Hydrogenics' fuel cell products into their products and on Hydrogenics' ability to find partners who are willing to assume some of the developmental and research costs and risk associated with fuel cell technology. Hydrogenics' ability to sell its products to the OEM markets depends to a significant extent upon its strategic partners' worldwide sales and distribution network and service capabilities. In addition, Hydrogenics' agreements with General Motors require that Hydrogenics provide for shared intellectual property rights in certain situations, and there can be no assurance that any future strategic relationships that it enters into will not require it to share some of its intellectual property. Any change in the fuel cell or alternative fuel strategies of one of Hydrogenics' strategic partners could have a Hydrogenics Material Adverse Effect. Hydrogenics can offer no guarantee that systems integrators, OEMs, governments, suppliers and other market channel partners will manufacture appropriate products or, if they do manufacture such products, that they will choose to use Hydrogenics' products as components. The end products into which Hydrogenics' fuel cell technology will be incorporated will be complex appliances comprising many components and any problems encountered by such third parties in designing, manufacturing or marketing their products, whether or not related to the incorporation of Hydrogenics' fuel cell products, could delay sales of Hydrogenics' products and adversely affect Hydrogenics' financial results.

Hydrogenics currently faces and will continue to face significant competition from other developers and manufacturers of fuel cell test and diagnostic equipment and other fuel cell power products. If Hydrogenics is unable to compete successfully, Hydrogenics could experience a loss of market share and reduced gross margins for Hydrogenics' existing products and a failure to achieve acceptance of Hydrogenics' proposed products.

        Hydrogenics competes with a number of companies that manufacture fuel cell test and diagnostic equipment. In addition, most large fuel cell developers and OEMs have some degree of internal test station development. Hydrogenics also sells fuel cell test and diagnostic equipment to companies that compete with Hydrogenics' efforts to develop and manufacture fuel cell power products. Because fuel cell test and diagnostic equipment essentially acts as the balance of plant component, which regulates the type and level of power transferred from the fuel cell or the fuel cell stack, Hydrogenics' customers for fuel cell test and diagnostic equipment may develop their own internal test stations.

        In the commercial production of fuel cell systems and subsystems, Hydrogenics competes with a number of companies that currently have fuel cell and fuel cell system development programs. Hydrogenics expects that several of these competitors will be able to deliver competing products to market before Hydrogenics does. To the extent that any one of Hydrogenics' competitors does so, it could limit Hydrogenics' ability to gain market share or market acceptance for its products, which could harm Hydrogenics' revenues and impair Hydrogenics' ability to expand its business. While Hydrogenics' strategy is the development of fuel cell and hydrogen generation technologies for sale to systems integrators, governments, OEMs and market channel partners, many of Hydrogenics' competitors are developing products specifically for use in particular markets. These competitors may be more successful in penetrating these specific markets than Hydrogenics. In addition, an increase in the popularity of fuel cell power in particular market channels may cause certain of Hydrogenics' customers to develop and produce some or all of the fuel cell and hydrogen generation technologies that Hydrogenics is developing.

        New developments in technology may negatively affect the development or sale of some or all of Hydrogenics' products or make Hydrogenics' products or proposed products uncompetitive or obsolete. Many of Hydrogenics' competitors or potential competitors have substantially greater resources and may be better able to market, promote and advertise their products. To the extent that they already have name recognition, their products may enjoy greater initial market acceptance among Hydrogenics' potential customers. These competitors may also be better able to adapt quickly to customers' changing demands and to changes in technology.

Hydrogenics faces competition for fuel cell power products from developers and manufacturers of traditional power technologies and other alternative power technologies.

        Given that PEM fuel cells have the potential to replace existing power sources, competition in Hydrogenics' target markets will also come from current power technologies, from improvements to current power technologies and from new alternative power technologies, including other types of fuel cells. Each of Hydrogenics' target markets is currently served by existing manufacturers with existing customers and suppliers. These manufacturers use proven and widely accepted technologies such as internal combustion engines and turbines, as well as coal, oil and nuclear powered generators. Additionally, there are competitors working on developing technologies including other types of fuel cells and other alternative power technologies, advanced batteries and hybrid battery/internal combustion engines, which may compete for Hydrogenics' target customers. Demand for fuel cell test and diagnostic equipment depends on continued efforts to commercialize hydrogen-based fuel cell power technologies. If Hydrogenics is unable to compete successfully, it could experience a loss of market share and reduced gross margins for its existing products and a failure to achieve acceptance of its proposed products.

Hydrogenics has no experience manufacturing fuel cell products on a large scale basis, and if Hydrogenics does not develop adequate manufacturing processes and capabilities, it will be unable to achieve its growth and profitability objectives.

        Hydrogenics has manufactured only a limited number of fuel cell power products for prototypes and initial sales, and it has no experience manufacturing fuel cell power products on a large scale. In order to produce fuel cell power products at affordable prices Hydrogenics will have to manufacture a large volume of fuel cell products. Hydrogenics does not know whether or when it will be able to develop efficient, low-cost manufacturing capabilities and processes that will enable it to meet the quality, price, engineering, design and production standards or production volumes required to successfully mass market its fuel cell products. Even if Hydrogenics is successful in developing its manufacturing capabilities and processes, it does not know whether it will do so in time to meet Hydrogenics' product commercialization schedule or to satisfy the requirements of its customers and the market. Hydrogenics' failure to develop these manufacturing processes and capabilities in a timely manner could prevent it from achieving its growth and profitability objectives.

Hydrogenics' products may not meet performance expectations in field tests, which could negatively affect its customer relationships and increase its manufacturing costs.

        Hydrogenics regularly field test its products and it plans to continue to conduct additional field tests in the future. Any failures or delays in Hydrogenics' field tests could harm its competitive position and impair its ability to sell its products. Hydrogenics' field tests may encounter problems and delays for a number of reasons, including the failure of its technology, the failure of the technology of others, the failure to combine these technologies properly, operator error and the failure to maintain and service the test prototypes properly. Many of these potential problems and delays are beyond Hydrogenics' control. In addition, field test programs, by their nature, may involve delays in product roll-out and modifications to product design, as well as third party involvement. Any problem or perceived problem with Hydrogenics' field tests, whether originating from Hydrogenics' technology, from Hydrogenics' design, or from third parties, could hurt its reputation and the reputation of its products and limit its sales. Such failures with Hydrogenics' field tests may negatively affect its relationships with customers, require it to extend field testing longer than anticipated before undertaking commercial sales, and require it to develop further technology to account for more failures than anticipated prior to the field tests.

Hydrogenics is dependent upon third party suppliers for key materials and components for its products. If these suppliers become unable or unwilling to provide Hydrogenics with sufficient materials and components on a timely and cost-effective basis, Hydrogenics may be unable to manufacture its products cost-effectively or at all, and its revenues and gross margins would suffer.

        Hydrogenics relies upon third party suppliers to provide materials and components for its fuel cell products. A supplier's failure to provide materials or components in a timely manner, or to provide materials and components that meet Hydrogenics' quality, quantity or cost requirements, or Hydrogenics' inability to obtain substitute sources for these materials and components in a timely manner or on terms acceptable to it, may harm Hydrogenics' ability to manufacture its fuel cell products. To the extent that Hydrogenics is unable to develop and patent its own technology and manufacturing processes, and to the extent that the processes which Hydrogenics' suppliers use to manufacture the materials and components are proprietary, Hydrogenics may be unable to obtain comparable materials or components from alternative suppliers, and that could adversely affect its ability to produce commercially viable fuel cell products.

The components of Hydrogenics' fuel cell products may contain defects or errors that could negatively affect its customer relationships and increase its manufacturing and warranty costs.

        Hydrogenics' fuel cell products are complex and must meet the stringent technical requirements of its customers. The software and other components used in Hydrogenics' fuel cell products may contain undetected errors or defects, especially when first introduced, which could result in the failure of Hydrogenics' fuel cell products to perform, damage to Hydrogenics' reputation, delayed or lost revenue, product returns, diverted development resources and increased development, service and warranty costs.

Hydrogenics may not be able to manage successfully the expansion of its operations.

        The pace of Hydrogenics' expansion in facilities, staff and operations has placed significant demands on its managerial, technical, financial and other resources. Hydrogenics will be required to make significant investments in its engineering and logistics systems and financial and management information systems, as well as retaining, motivating and effectively managing Hydrogenics' employees. Hydrogenics' management skills and systems currently in place may not enable it to implement its strategy or to attract and retain skilled management, engineering and production personnel. Hydrogenics' failure to manage its growth effectively or to implement its strategy in a timely manner may significantly harm its ability to achieve profitability.

Hydrogenics' quarterly operating results are likely to fluctuate significantly and may fail to meet the expectations of securities analysts and investors, which may cause its share price to decline.

        Hydrogenics' quarterly revenues and operating results have varied significantly in the past and are likely to vary in the future. These quarterly fluctuations in Hydrogenics' operating performance result from the length of time between Hydrogenics' first contact with a customer and the recognition of revenue from sales to that customer. Hydrogenics' products are highly-engineered and expensive to produce and many are still in development stages; therefore, the length of time between approaching a customer and delivering its products to that customer can span quarterly periods. The length and variability of the sales cycles for Hydrogenics' products make it difficult to forecast accurately the timing and amount of specific sales and corresponding revenue recognition. The delay or failure to complete one or more large sales transactions could significantly reduce Hydrogenics' revenues for a particular quarter and Hydrogenics may expend substantial funds and management effort during its sales cycle with no assurance that it will successfully sell its products. As a result, Hydrogenics' operating results may continue to fluctuate significantly from quarter to quarter and its share price may decline and quarter to quarter comparisons of Hydrogenics' revenues and operating results may not be meaningful.

Hydrogenics will need to recruit, train and retain key management and other qualified personnel to successfully expand its business.

        Hydrogenics' future success will depend in large part upon its ability to recruit and retain experienced research and development, engineering, manufacturing, operating, sales and marketing, customer service and management personnel. If Hydrogenics do not attract and retain such personnel, it may not be able to expand its business. Competition for qualified personnel in Hydrogenics' industry is intense. In the past Hydrogenics has experienced difficulty in recruiting qualified personnel and Hydrogenics expects to experience continued difficulties in personnel recruiting. Hydrogenics competes in a new market and there are a limited number of people with the appropriate combination of skills needed to provide the services that Hydrogenics' customers require. Hydrogenics expect competition for qualified personnel to remain intense, and Hydrogenics may not succeed in attracting or retaining appropriate personnel. In addition, new employees generally require substantial training, which requires significant resources and management attention. Even if Hydrogenics invests significant resources to recruit, train and retain qualified personnel, it may not be successful in its efforts.

        Hydrogenics' success also depends upon the continuing contribution of its key management, research, product development, engineering, marketing and manufacturing personnel, many of whom would be difficult to replace.

Hydrogenics depends upon intellectual property and Hydrogenics' failure to protect that intellectual property could adversely affect its future growth and success.

        Failure to protect its existing intellectual property rights may reduce its ability to prevent others from using Hydrogenics' technology. Hydrogenics relies on a combination of patent, trade secret, trademark and copyright laws to protect its intellectual property. Some of Hydrogenics' intellectual property is currently not covered by any patent or patent application. Hydrogenics' patent protection is subject to complex factual and legal issues that may give rise to uncertainty as to the validity, scope and enforceability of a particular patent. Accordingly, Hydrogenics cannot be assured that:

  •
  any of the U.S., Canadian or other patents owned by it or third party patents that are licensed to it will not be invalidated, circumvented, challenged, rendered unenforceable, or licensed to others; or

  •
  any of Hydrogenics' pending or future patent applications will be issued with the breadth of protection sought by it, if issued at all.

        In addition, effective patent, trademark, copyright and trade secret protection may be unavailable, limited, not applied for or unenforceable in foreign countries. Furthermore, although Hydrogenics typically retains sole ownership of the intellectual property it develops, its strategic alliance with General Motors provides for shared intellectual property rights in certain situations. Hydrogenics has also entered into agreements with both Dow Corning Corporation and Johnson Matthey that involve shared intellectual property rights. Any development made under these agreements will be available for future commercial use by all parties to the agreement.

        Hydrogenics also seeks to protect its proprietary intellectual property through contracts, including, when possible, confidentiality agreements and inventors' rights agreements with its customers and employees. Hydrogenics cannot be assured that the parties that enter into such agreements with it will not breach them, that it will have adequate remedies for any breach or that such persons or institutions will not assert rights to intellectual property arising out of these relationships. If necessary or desirable, Hydrogenics may seek licenses under the patents or other intellectual property rights of others. However, Hydrogenics can give no assurances that it will obtain such licenses or that the terms of any offered licenses will be acceptable to it. The failure to obtain a license from a third party for intellectual property Hydrogenics uses in the future could cause it to incur substantial liabilities and to suspend the manufacture, shipment of products or Hydrogenics' use of processes which exploit such intellectual property.

        Where intellectual property is developed pursuant to Hydrogenics' use of technology licensed from General Motors, Hydrogenics has committed to provide certain exclusive or non-exclusive licenses in favor of General Motors, and in some cases, the intellectual property is jointly owned. As a result of such licenses, Hydrogenics may be limited or precluded, as the case may be, in the exploitation of such intellectual property rights.

Hydrogenics' involvement in intellectual property litigation could negatively affect its business.

        Hydrogenics' future success and competitive position depends in part upon its ability to obtain or maintain the proprietary intellectual property used in its principal products. Hydrogenics' ability to establish and maintain such a competitive position may be achieved in part by prosecuting claims against others who Hydrogenics believes are infringing its rights and by defending claims brought by others who believe that Hydrogenics is infringing their rights. Hydrogenics' involvement in intellectual property litigation could result in significant expense to it, adversely affect the sales of any products involved or the use or licensing of related intellectual property and divert the efforts of Hydrogenics' technical and management personnel from their principal responsibilities, whether or not such litigation is resolved in Hydrogenics' favor. If Hydrogenics is found to infringe the intellectual property rights of others, it may, among other things, be required to:

  •
  pay substantial damages;

  •
  cease the development, manufacture, use, sale or importation of products that infringe upon the intellectual property rights of others;

  •
  discontinue processes incorporating infringing technology;

  •
  expend significant resources to develop or acquire non-infringing intellectual property; or

  •
  obtain licenses to the intellectual property which Hydrogenics is found to be infringing.

        Hydrogenics cannot offer any assurance that it will prevail in any intellectual property litigation or, if it were not to prevail in such litigation, that licenses to the intellectual property that it is found to be infringing would be available on commercially reasonable terms, if at all. The costs of intellectual property litigation as well as the damages, licensing fees or royalties that Hydrogenics might be required to pay could have a Hydrogenics Material Adverse Effect.

Hydrogenics may acquire technologies or companies in the future, and these acquisitions could disrupt its business and dilute Hydrogenics' shareholders' interests in it.

        Hydrogenics cannot assure you that it will be able to successfully complete the integration of Stuart Energy into Hydrogenics' operations or that the cost savings or synergies Hydrogenics anticipates will be fully realized. Hydrogenics' failure to effectively integrate Stuart Energy into its operations or achieve cost savings and synergies could have a Hydrogenics Material Adverse Effect.

        Hydrogenics may acquire additional technologies or other companies in the future. Entering into an acquisition entails many risks, any of which could materially harm Hydrogenics' business, including:

  •
  diversion of management's attention from other business concerns;

  •
  failure to effectively assimilate the acquired technology, employees or other assets of the company into Hydrogenics' business;

  •
  the loss of key employees from either Hydrogenics' current business or the acquired business; and

  •
  assumption of significant liabilities of the acquired company.

Hydrogenics may be unable to raise additional capital to pursue its commercialization plans and may be forced to discontinue product development, reduce its sales and marketing efforts or forego attractive business opportunities.

        Hydrogenics may not have sufficient capital to fund its operations, and it may not be able to raise additional capital or may not be able to do so on acceptable terms. Either of these outcomes could adversely affect Hydrogenics' ability to respond to competitive pressures upon it or prevent it from conducting all or a portion of its planned operations. Based on its current business plan, Hydrogenics believes it has sufficient cash on hand to meet its working capital and capital expenditure needs for the next 36 months. After that time, it may need to raise additional funds through financing which may not be available on acceptable terms, if at all. Alternatively, Hydrogenics may need to raise additional funds sooner if it estimates of revenues, costs and capital expenditures change or are inaccurate. Hydrogenics may also require additional capital to acquire or invest in complementary businesses or products or obtain the right to use complementary technologies.

        The development and commercialization of its products could be delayed or discontinued if Hydrogenics is unable to fund its research and product development activities or the development of its manufacturing capabilities. In addition, Hydrogenics may be forced to reduce its sales and marketing efforts or forego attractive business opportunities. If Hydrogenics issues additional equity securities in order to raise funds, the ownership percentage of each of Hydrogenics' existing shareholders will be reduced.

Risk Factors Related To The Fuel Cell Industry

        Significant markets for fuel cell products may never develop or may take longer to develop than Hydrogenics anticipates, which would adversely affect Hydrogenics' revenue growth.

        Significant markets may never develop for fuel cell products or they may develop more slowly than Hydrogenics anticipates. If significant markets fail to develop or develop more slowly than Hydrogenics anticipates, Hydrogenics may be unable to recover the losses it has incurred or those that it expects to continue to incur in the development of its products, and it may never achieve profitability. Any delay in, or failure of, the development of significant markets for fuel cell products would significantly harm Hydrogenics' revenues and could cause Hydrogenics' business to fail. Fuel cell products represent an emerging market, and Hydrogenics does not know whether end-users will want to use them. The development of a significant market for fuel cell products may be affected by many factors, some of which are out of Hydrogenics' control, including:

  •
  the emergence of newer, more competitive technologies and products, including other environmentally clean technologies and products that could render Hydrogenics' products obsolete;

  •
  the future cost of hydrogen and other fuels used by Hydrogenics' fuel cell systems;

  •
  the future cost of MEAs used in Hydrogenics' fuel cell systems;

  •
  the future cost of platinum, a key metal used in Hydrogenics' fuel cell systems;

  •
  the regulatory requirements of agencies, including the development of uniform codes and standards for fuel cell products;

  •
  government support of fuel cell technology;

  •
  the manufacturing and supply costs for fuel cell components and systems;

  •
  the perceptions of consumers regarding the safety of Hydrogenics' products;

  •
  the willingness of consumers to try new technologies;

  •
  the continued development and improvement of existing power technologies; and

  •
  the future cost of fuels used in existing technologies.

Hydrogen may not be readily available on a cost-effective basis.

        If Hydrogenics' customers are not able to obtain hydrogen on a cost-effective basis, Hydrogenics may be unable to compete with existing power sources, and Hydrogenics' revenues and results of operations would be materially adversely affected. Hydrogenics' fuel cell products require oxygen and hydrogen to operate. While ambient air typically can supply the necessary oxygen, Hydrogenics' fuel cells rely on hydrogen being derived from water or from fuels such as natural gas, propane, methanol and other petroleum products. Hydrogenics is currently developing devices called electrolyzers that use electricity to separate water into its constituent parts of hydrogen and oxygen. In addition, third parties are developing systems to extract, or reform, hydrogen from fossil fuels. Significant growth in the use of hydrogen-powered devices, particularly in the mobile market, may require the development of an infrastructure to deliver the hydrogen. There is no guarantee that such an infrastructure will be developed on a timely basis or at all. Even if hydrogen is available for Hydrogenics' products, if its price is such that electricity or power produced by Hydrogenics' systems would cost more than electricity provided through other means, Hydrogenics will be unable to compete successfully.

Hydrogenics' products use flammable fuels that are inherently dangerous substances and could subject Hydrogenics to product liabilities.

        Hydrogenics' results of operations could be materially harmed by accidents involving either its products or those of other fuel cell manufacturers, either because Hydrogenics may face claims for damages or because demand for fuel cells and fuel cell products could suffer and Hydrogenics' sales could decline. Hydrogenics' products use hydrogen, which is typically generated from gaseous and liquid fuels, such as propane, natural gas or methanol in a process known as reforming. While Hydrogenics' fuel cell products do not use these fuels in a combustion process, natural gas, propane and other hydrocarbons are flammable fuels that could leak and then combust if ignited by another sources. In addition, certain of Hydrogenics' OEM partners and customers may experience significant product liability claims. As a supplier of products and systems to these OEMs, Hydrogenics faces an inherent business risk of exposure to product liability claims in the event that its products, or the equipment into which Hydrogenics' products are incorporated, malfunction and result in personal injury or death. Hydrogenics may be named in product liability claims even if there is no evidence that Hydrogenics' systems or components caused the accidents. Product liability claims could result in significant losses as a result of expenses incurred in defending claims or the award of damages. Since Hydrogenics' products have not yet gained widespread market acceptance, any accidents involving its systems, those of other fuel cell products or those used to produce hydrogen could materially impede acceptance of Hydrogenics' products. In addition, although Hydrogenics' management believes that its liability coverage is currently adequate to cover these risks, Hydrogenics may be held responsible for damages beyond the scope of its insurance coverage.

Changes in government policies and regulations could hurt the market for Hydrogenics' products.

        The fuel cell industry is in its development phase and is not currently subject to industry-specific government regulations in Canada or the United States relating to matters such as design, storage, transportation and installation of fuel cell systems. However, given that the production of electrical energy has typically been an area of significant government regulation, Hydrogenics expects that it will encounter industry-specific government regulations in the future in the jurisdictions and markets in which it operates. For example, regulatory approvals or permits may be required for the design, installation and operation of stationary fuel cell systems under federal, state and provincial regulations governing electric utilities, and mobile fuel cell systems under federal, state and provincial emissions regulations affecting automobile manufacturers. To the extent that there are delays in gaining regulatory approval, Hydrogenics' development and growth may be constrained. Furthermore, the inability of Hydrogenics' potential customers to obtain a permit, or the inconvenience often associated with the permit process, could harm demand for fuel cell products and, therefore, harm Hydrogenics' business.

        Hydrogenics' business will suffer if environmental policies change and no longer encourage the development and growth of clean power technologies. The interest by automobile manufacturers in fuel cell technology has been driven in part by environmental laws and regulations in California and, to a lesser extent, in New York, Massachusetts and Maine. There can be no guarantee that these laws and regulations will not change. Changes in these laws and regulations could result in automobile manufacturers abandoning their interest in fuel cell powered vehicles. In addition, if current laws and regulations in these states are not kept in force or if further environmental laws and regulations are not adopted in these jurisdictions as well as in other jurisdictions, demand for vehicular fuel cells may be limited.

        The market for stationary and portable energy-related products is influenced by federal, state and provincial governmental regulations and policies concerning the electric utility industry. Changes in regulatory standards or public policy could deter further investment in the research and development of alternative energy sources, including fuel cells and fuel cell products, and could result in a significant reduction in the potential market demand for Hydrogenics' products. Hydrogenics cannot predict how changing government regulation and policies regarding the electric utility industry will affect the market for stationary and portable fuel cell systems.

        Although the development of alternative energy sources, and in particular fuel cells, has been identified as a significant priority by many governments, Hydrogenics cannot be assured that governments will not change their priorities or that any such change would not materially affect its revenues and business. If governments change their laws and regulations such that the development of alternative energy sources is no longer required or encouraged, the demand for alternative energy sources such as Hydrogenics' fuel cell products may be significantly reduced or delayed and Hydrogenics' sales would decline.

Risk Factors Related To Ownership of Hydrogenics Common Shares

        If at any time Hydrogenics qualifies as a passive foreign investment company under United States tax laws, Hydrogenics' shareholders may be subject to adverse tax consequences.

        Hydrogenics would be a passive foreign investment company if 75% or more of its gross income in any year is considered "passive income" for United States tax purposes. For this purpose, passive income generally includes interest, dividends, some types of rents and royalties, and gains from the sale of assets that produce these types of income. In addition, Hydrogenics would be classified as a passive foreign investment company if the average percentage of its assets during any year that produced passive income, or that were held to produce passive income, is at least 50%.

        Based upon its current and projected income and the market value of the Hydrogenics Common Shares, Hydrogenics does not expect to be a passive foreign investment company for United States federal income tax purposes for the taxable year ending December 31, 2004. However, since the determination of whether Hydrogenics is a passive foreign investment company is based upon the composition of its income and assets from time to time, and since the market value of Hydrogenics Common Shares is likely to fluctuate, there can be no assurance that Hydrogenics will not be considered a passive foreign investment company for any fiscal year. If Hydrogenics is classified as a passive foreign investment company, this characterization could result in adverse U.S. tax consequences to its shareholders resident in the United States, including having gain recognized on the sale of Hydrogenics Common Shares be treated as ordinary income, that is not eligible for the lower tax rate applicable to certain dividends and having potential punitive interest charges apply to such sales proceeds.

        United States shareholders should consult their own United States tax advisors with respect to the United States tax consequences of holding Hydrogenics Common Shares and annually determine whether Hydrogenics is a passive foreign investment company.

A limited number of shareholders collectively own a majority of Hydrogenics Common Shares and may act, or prevent corporate actions, to the detriment of other shareholders.

        Hydrogenics' principal shareholders may, if they act together, exercise significant influence over all matters requiring shareholder approval, including the election of a majority of Hydrogenics' directors and the determination of significant corporate actions. This concentration could also have the effect of delaying or preventing a change in control that could be otherwise beneficial to Hydrogenics' shareholders.

Future sales of Hydrogenics Common Shares by Hydrogenics' principal shareholders could cause the price of such shares to fall and reduce the value of a shareholder's investment.

        If Hydrogenics' principal shareholders sell substantial amounts of Hydrogenics Common Shares in the public market, the market price of Hydrogenics Common Shares could fall. The perception among investors that these sales may occur could also produce this effect. Share price declines may be exaggerated if the low trading volume of Hydrogenics Common Shares that Hydrogenics has experienced to date continues. These factors could also make it more difficult for Hydrogenics to raise additional funds through future offerings of the Hydrogenics Common Shares or other securities.

Hydrogenics' articles of incorporation authorize Hydrogenics to issue an unlimited number of common and preferred shares, and significant issuances of common or preferred shares could dilute the share ownership of Hydrogenics' shareholders, deter or delay a takeover of Hydrogenics that shareholders may consider beneficial or depress the trading price of Hydrogenics Common Shares.

        Hydrogenics' articles of incorporation permit Hydrogenics to issue an unlimited number of common and preferred shares. If Hydrogenics were to issue a significant number of Hydrogenics Common Shares, it would reduce the relative voting power of previously outstanding shares. Such future issuances could be at prices less than Hydrogenics' shareholders paid (or consideration exchanged) for their Hydrogenics Common Shares. If Hydrogenics were to issue a significant number of common or preferred shares, these issuances could also deter or delay an attempted acquisition of Hydrogenics that a shareholder may consider beneficial, particularly in the event that Hydrogenics issues preferred shares with special voting or dividend rights. While the rules of NASDAQ and the TSX may require Hydrogenics to obtain shareholder approval of significant issuances, Hydrogenics would not be subject to these requirements if it ceased, voluntarily or otherwise, to be listed on NASDAQ and the TSX. Significant issuances of Hydrogenics' common or preferred shares, or the perception that such issuances may occur, could cause the trading price of Hydrogenics Common Shares to drop.

U.S. investors may not be able to enforce U.S. civil liability judgments against Hydrogenics or its directors, controlling persons and officers.

        Hydrogenics is organized under the Laws of Canada. A majority of Hydrogenics' directors, controlling persons and officers are residents of Canada and all or a substantial portion of their assets and substantially all of Hydrogenics' assets are located outside of the United States. As a result, it may be difficult for U.S. holders of Hydrogenics Common Shares to effect service of process on these persons within the United States or to realize in the United States upon judgments rendered against them. In addition, a shareholder should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against Hydrogenics or such persons predicated upon the civil liability provisions of the U.S. federal securities Laws or other Laws of the United States, or (ii) would enforce, in original actions, claims against Hydrogenics or such persons predicated upon the U.S. federal securities Laws.

        However, a Canadian court would generally enforce, in an original action, civil liability predicated on U.S. securities Laws provided that those laws that govern the shareholder's claim according to applicable Canadian law, are proven by expert evidence, are not contrary to public policy as the term is applied by a Canadian courts or are not foreign penal Laws or Laws that deal with taxation or the taking of property by a foreign government and provided that the action is in compliance with Canadian procedural Laws and applicable Canadian legislation regarding the limitation of actions.

        Also, a judgment obtained in a U.S. court would generally be recognized by a Canadian court except where, for example:

  •
  the U.S. court where the judgment was rendered had no jurisdiction according to applicable Canadian Law;

  •
  the judgment was subject to ordinary remedy (appeal, judicial review and any other judicial proceeding which renders the judgment not final, conclusive or enforceable under the Laws of the applicable state) or was not final, conclusive or enforceable under the Laws of the applicable state;

  •
  the judgment was obtained by fraud or in any manner contrary to natural justice or rendered in contravention of fundamental principles of procedure;

  •
  a dispute between the same parties, based on the same subject matter has given rise to a judgment rendered in a Canadian court or has been decided in a third country and the judgment meets the necessary conditions for recognition in a Canadian court;

  •
  the enforcement of the judgment of the U.S. court was inconsistent with public policy, as the term is applied by the Canadian court;

  •
  the judgment enforces obligations arising from foreign penal Laws or Laws that deal with taxation or the taking of property by a foreign government; or

  •
  there has not been compliance with applicable Canadian law dealing with the limitation of actions.

Hydrogenics' share price is volatile and may continue to experience significant price and volume fluctuations.

        Since Hydrogenics Common Shares were initially offered to the public at a price of US$12 per share in November 2000, the last reported sale price of Hydrogenics Common Shares on the TSX has varied from $7.83 per share on February 2, 2004 to $6.15 per share on November 30, 2004 and the last reported sale price of Hydrogenics Common Shares on NASDAQ has varied from US$6.16 per share on February 2, 2004 to US$5.17 per share on November 30, 2004. In recent years, stock markets have experienced significant price and volume fluctuations, especially in the technology sector. Hydrogenics Common Shares may continue to experience volatility for reasons unrelated to Hydrogenics' own operating performance, including:

  •
  performance of other companies in the fuel cell or alternative power businesses;

  •
  news announcements, securities analysts' reports and recommendations and other developments with respect to Hydrogenics' industry or Hydrogenics' competitors; and

  •
  changes in general economic conditions.

If the Canadian dollar weakens against the U.S. dollar, Hydrogenics may experience foreign exchange losses.

        Hydrogenics' monetary assets and liabilities denominated in a currency other than the U.S. dollar will give rise to a foreign currency gain or loss reflected in earnings. To the extent that the Canadian dollar weakens against the U.S. dollar, Hydrogenics may incur net foreign exchange losses. Such losses would be included in Hydrogenics' financial results and, consequently, may have an adverse effect on Hydrogenics' share price. In addition, sales to Hydrogenics' customers have traditionally been denominated primarily in U.S. dollars while certain of its expenses are denominated primarily in Canadian dollars. If the value of the Canadian dollar strengthens against the U.S. dollar, the profit margin on Hydrogenics' products will be reduced. Hydrogenics currently does not hedge its currency exposure through financial instruments. However Hydrogenics does carry a portion of its short-term investments in Canadian dollars. In addition, a portion of Hydrogenics' revenue is denominated in euros, and Hydrogenics is therefore subject to the risk of exchange rate fluctuations between those currencies and the U.S. dollar.

You would likely receive much less then the effective amount you paid for your shares if Hydrogenics liquidates its assets and distributes the proceeds.

        The current market price of Hydrogenics Common Shares significantly exceeds the net tangible book value per share of Hydrogenics Common Shares. As a result, investors would likely receive much less than the amount paid (or consideration exchanged) for their shares if Hydrogenics liquidates its assets and distributes the proceeds.

As of November 30, 2004 there were 3,863,803 Hydrogenics Options and warrants to purchase up to 2,470,436 Hydrogenics Common Shares outstanding. If these securities are exercised, Hydrogenics' shareholders will incur substantial dilution.

        A significant element in Hydrogenics' plan to attract and retain qualified personnel is the issuance to such persons of Hydrogenics Options. As of November 30, 2004, Hydrogenics has issued and outstanding 3,863,803 Hydrogenics Options to purchase Hydrogenics Common Shares at an average price of $4.64 per share. In addition, in October 2001, Hydrogenics issued General Motors warrants to acquire 2,470,436 of Hydrogenics Common Shares at a price of US$4.00 per share. Accordingly, to the extent that Hydrogenics is required to issue significant numbers of Hydrogenics Options to its employees, and such options are exercised or, to the extent General Motors exercises its warrants, you could experience significant dilution.

ELIGIBILITY FOR INVESTMENT

        On the date of issue, the Hydrogenics Common Shares will be qualified investments under the Tax Act and the Tax Regulations for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans. On the date of issue, the Hydrogenics Common Shares will not be "foreign property" for the purposes of the Tax Act.

TRANSFER AGENT AND REGISTRAR

        The registrar and transfer agent for Hydrogenics Common Shares in Canada is CIBC Mellon Trust Company at its principal offices in Toronto, Ontario.

ANNEX B

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
OF HYDROGENICS CORPORATION

Page
Unaudited Pro Forma Consolidated Balance Sheet and Statements of Operations of Hydrogenics Corporation
Unaudited Pro Forma Consolidated Balance Sheet as at September 30, 2004	B-4
Unaudited Pro Forma Consolidated Statement of Operations for the nine months ended September 30, 2004	B-5
Unaudited Pro Forma Consolidated Statement of Operations for the year ended December 31, 2004	B-6
Notes to Unaudited Pro Forma Consolidated Financial Statements	B-7

HYDROGENICS CORPORATION

PRO FORMA CONSOLIDATED BALANCE SHEET

As at September 30, 2004

(thousands of U.S. dollars)
(unaudited)

	Hydrogenics Corporation	Stuart Energy Systems Corporation	Pro Forma Adjustments		Pro Forma Consolidated
			(Note 3)
Assets
Current assets
Cash	$1,918	$3,967	$—		$5,885
Short-term investments	91,497	32,664	—		124,161
Accounts receivable	4,386	3,805	—		8,191
Grants receivable	1,702	1,098	—		2,800
Inventories	6,012	3,846	—		9,858
Prepaid expenses	1,572	201	—		1,773

	107,087	45,581	—		152,668
Deposits	105	—	—		105
Other non-current assets	—	154	—		154
Property, plant and equipment	5,843	7,166	—		13,009
Future tax assets	1,802	—	—		1,802
Intangible assets	9,702	12,612	27,671	(a), (e)	49,985
Goodwill	5,113	8,609	43,269	(a), (e)	56,991

	$129,652	$74,122	$70,940		$274,714

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$6,276	$10,528	$4,300	(b)	$21,104
Unearned revenue and customer deposits	1,505	3,645	—		5,150
Income taxes payable	298	—	—		298

	8,079	14,173	4,300		26,552
Long term debt	385	—	—		385
Deferred research and development grants	148	—	—		148
Future tax liabilities	1,802	—	—		1,802

	10,414	14,173	4,300		28,887

Shareholders' Equity
Share capital and other equity	193,846	172,044	(45,455)	(a), (e)	320,435
Deficit	(70,562)	(110,826)	110,826	(e)	(70,562)
Foreign currency translation adjustment	(4,046)	(1,269)	1,269	(e)	(4,046)

	119,238	59,949	66,640		245,827

	$129,652	$74,122	$70,940		$274,714

The accompanying notes form an integral part of these unaudited pro forma consolidated financial statements.

HYDROGENICS CORPORATION

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

For the nine months ended September 30, 2004

(thousands of U.S. dollars, except share and per share amounts)
(unaudited)

	Hydrogenics Corporation	Stuart Energy Systems Corporation	Pro Forma Adjustments		Pro Forma Consolidated
			(Note 3)
Revenues	$11,162	$12,868	$—		$24,030
Cost of revenues	8,267	11,513	—		19,780

	2,895	1,355	—		4,250

Operating expenses
Selling, general and administrative	10,118	8,095	—		18,213
Stock-based compensation expense	1,044	263	—		1,307
Research and development	10,395	7,440	—		17,835
Research and development grants	(3,741)	(823)	—		(4,564)
Depreciation of property, plant and equipment	1,806	2,920	—		4,726
Amortization of intangible assets	6,382	859	8,942	(d)	16,183

	26,004	18,754	8,942		53,700

Loss from operations	(23,109)	(17,399)	(8,942)		(49,450)

Other income (expenses)
Provincial capital tax	(132)	—	—		(132)
Interest, net	621	855	—		1,476
Foreign currency losses	(464)	(55)	—		(519)

	25	800	—		825

Loss before income taxes	(23,084)	(16,599)	(8,942)		(48,625)
Current income tax expense	117	(2)	—		115

Net loss for the period	$(23,201)	$(16,597)	$(8,942)		$(48,740)

Net loss per share
Basic and diluted	$(0.37)				$(0.54)
Shares used in calculating basic and diluted net loss per share	63,181,581				90,243,096

The accompanying notes form an integral part of these unaudited pro forma consolidated financial statements.

HYDROGENICS CORPORATION

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

For the year ended December 31, 2003

(thousands of U.S. dollars, except share and per share amounts)
(unaudited)

	Hydrogenics Corporation	Stuart Energy Systems Corporation	Pro Forma Adjustments		Pro Forma Consolidated
			(Note 3)
Revenues	$26,660	$12,792	$—		$39,452
Cost of revenues	18,042	14,269	—		32,311

	8,618	(1,477)	—		7,141

Operating expenses
Selling, general and administrative	12,361	10,146	—		22,507
Stock-based compensation expense	684	206	—		890
Research and development	9,245	6,455	—		15,700
Research and development grants	(2,207)	(1,696)	—		(3,903)
Depreciation of property, plant and equipment	2,247	3,612	—		5,859
Amortization of intangible assets	12,933	1,114	11,923	(d)	25,970
Amortization of deferred charge	—	108	—		108
Integration costs	1,243	7,037	—		8,280

	36,506	26,982	11,923		75,411

Loss from operations	(27,888)	(28,459)	(11,923)		(68,270)

Other income (expenses)
Provincial capital tax	(53)	(18)	—		(71)
Interest, net	657	1,880	—		2,537
Foreign currency gains (losses)	5,383	(295)	—		5,088

	5,987	1,567	—		7,554

Loss before income taxes	(21,901)	(26,892)	(11,923)		(60,716)
Current income tax expense	190	—	—		190

Net loss for the year	$(22,091)	$(26,892)	$(11,923)		$(60,906)

Net loss per share
Basic and diluted	$(0.37)				$(0.67)
Shares used in calculating basic and diluted net loss per share	63,181,581				90,243,096

The accompanying notes form an integral part of these unaudited pro forma consolidated financial statements.

HYDROGENICS CORPORATION

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US dollars — except share and per share amounts)
(unaudited)

1.     BASIS OF PREPARATION

  The accompanying unaudited pro forma consolidated balance sheet as at September 30, 2004 and the unaudited pro forma consolidated statements of operations of Hydrogenics Corporation ("Hydrogenics") for the nine month period ended September 30, 2004 and for the year ended December 31, 2003 have been prepared to give effect to the purchase of a 100% interest in Stuart Energy Systems Corporation ("Stuart Energy") that is described in Note 2 below. These pro forma consolidated financial statements have been prepared by management of Hydrogenics using the same accounting policies disclosed in its audited financial statements as of and for the year ended December 31, 2003 except for the adoption of the following new accounting standard:

  Effective January 1, 2004, Hydrogenics adopted CICA Handbook Section 3110 "Asset Retirement Obligations ("Section 3110") on a retroactive basis. Section 3110 replaced the previously existing guidance on future removal and site restoration costs for property, plant and equipment. Section 3110 requires recognition of a liability at is fair value for the obligation associated with the retirement of a tangible long-lived asset. A corresponding asset retirement cost is added to the carrying amount of the related asset and amortized to expense over the useful live of the asset. Although the adoption of this standard had no impact on Hydrogenics' financial position, results of operations or cash flows, Stuart Energy's retroactive adoption of this standard effective April 1, 2004 had the effect of increasing Stuart Energy's net loss for the year ended March 31, 2004 by $88. The effects of Stuart Energy's adoption of Section 3110 have been accounted for in the accompanying unaudited pro forma consolidated financial statements.

  In the opinion of Hydrogenics' management, the unaudited pro forma consolidated balance sheet and unaudited pro forma consolidated statements of operations include all adjustments necessary for the fair presentation of the transaction in accordance with Canadian generally accepted accounting principles.

  The accompanying unaudited pro forma consolidated balance sheet of Hydrogenics has been prepared to give effect to the acquisition as at September 30, 2004.

  The accompanying unaudited pro forma consolidated statements of operations have been prepared to give effect to the acquisition as at January 1, 2003.

  The unaudited pro forma consolidated balance sheet at September 30, 2004 and the unaudited pro forma consolidated statement of operations for the nine months then ended have been prepared from:

  •
  Hydrogenics' interim unaudited consolidated financial statements for the nine months ended September 30, 2004;

  •
  Stuart Energy's unaudited interim consolidated balance sheet as at September 30, 2004;

  •
  Stuart Energy's unaudited interim consolidated statements of operations for the three months ended March 31, 2004 and for the six months ended September 30, 2004; and

  •
  the adjustments and assumptions outlined in Note 3.

  The unaudited pro forma consolidated statement of operations for the year ended December 31, 2003 has been prepared from:

  •
  Hydrogenics' audited consolidated statement of operations for the year ended December 31, 2003;

  •
  Stuart Energy's amended audited consolidated statement of operations for the year ended March 31, 2004;

  •
  the adjustments and assumptions outlined in Note 3.

  The unaudited pro forma consolidated financial statements are prepared for illustrative purposes only and may not be indicative of the financial position or operating results that would have occurred if the proposed acquisition described in Note 2 below had been completed on the dates indicated.

  Furthermore, the reported unaudited pro forma consolidated operations are not necessarily indicative of the operating results that may be obtained by Hydrogenics in the future.

  The unaudited pro forma consolidated financial statements should be read in conjunction with the historical consolidated financial statements of Hydrogenics for the periods ended September 30, 2004 and December 31, 2003, and the historical consolidated financial statements of Stuart Energy for the six month period ended September 30, 2004 as well as the amended financial statements for the year ended March 31, 2004.

2.     ACQUISITION OF STUART ENERGY SYSTEMS CORPORATION

  On November 9, 2004, Hydrogenics entered into an agreement to acquire all of the issued and outstanding common shares of Stuart Energy. Pursuant to the agreement Hydrogenics will make a share exchange offer at an exchange ratio of 0.74 common shares of

  Hydrogenics for every one Stuart Energy common share, for a total of approximately 27 million common shares of Hydrogenics at an aggregate value of $126.6 million. The offer is expected to be mailed to Stuart Energy's shareholders by or before December 8, 2004 and will remain open for 35 days. The offer will be subject to customary conditions including that at least two thirds of Stuart Energy's shares are tendered.

3.     PRO FORMA ADJUSTMENTS AND ASSUMPTIONS

  (a)
  Hydrogenics' equity has been increased to give effect to the issuance of 27,061,515 common shares at a price of $4.68 per share ($5.59 CAD), Hydrogenics' average share price for several days before and after November 9, 2004. Total consideration of $130,889 (including estimated transaction costs of $4,300) has been allocated to acquired assets and liabilities as follows:

$
Current assets	45,581
Property, plant & equipment	7,166
Intangible assets	40,283
Goodwill	51,878
Other non-current assets	154
Current liabilities	(14,173)

130,889

  (b)
  The investment in Stuart Energy includes estimated transaction costs of $4,300 which will be borne by Hydrogenics and have been included in accounts payable and accrued liabilities.

  (c)
  Hydrogenics accounts for its acquisition of Stuart Energy using the purchase method of accounting. The acquisition gives rise to estimated values of $40,283 and $51,878 for intangible assets and goodwill, respectively. Intangible assets are comprised of:

Intangible Asset	Amortization Method	$
Order backlog	Straight line over 1 year	2,927
Internet domain name	Straight line over 1 year	263
ISO 9001 designation	Straight line over 1 year	562
Information systems	Straight line over 2 years	1,185
Customer relationships	Straight line over 3 years	22,733
Customer relationships	Straight line 10 years	390
Patents	Straight line over 19 years	372
Product Technology	Straight line over 12.5 years	11,631
Trademarks	Straight line over 10 years	220

		40,283

    The above purchase price allocation is preliminary. The actual purchase price that will be reported in the consolidated financial statements of Hydrogenics will be based on the fair value of the assets acquired and the liabilities assumed at the date of acquisition and the actual costs of the transaction. Accordingly, the purchase price allocation will be subsequently adjusted. Additionally, there may be changes in the amortization methods and estimated useful lives of the acquired intangible assets.

  (d)
  Amortization expense in the amount of $8,942 and $11,923 has been recorded for the nine months ended September 30, 2004 and the year ended December 31, 2003, respectively, for finite life intangibles acquired.

  (e)
  Stuart balances eliminated upon consolidation:

$
Share capital and other equity	172,044
Foreign currency translation adjustment	(1,269)
Deficit	(110,826)
Intangible assets	(12,612)
Goodwill	(8,609)

38,728
Excess of purchase price over tangible net assets acquired(1)	92,161

Total consideration	130,889

(1)
Represented by preliminary estimates of $40,283 and $51,878 for intangible assets and goodwill, respectively as disclosed in (a) and (c) above.

(f)
The weighted average common shares outstanding for the nine months ended September 30, 2004 and the year ended December 31, 2003 of Hydrogenics have been adjusted for the issuance of 27,061,515 common shares from treasury effective January 1, 2003. No effect has been given to the potential exercise of stock options and warrants in the calculation of diluted loss per share, as the effect would be anti-dilutive.

The Depositary for the Offer is:

CIBC MELLON TRUST COMPANY

For Information Call:
Telephone: (416) 643-5500
Toll Free (within Canada and the U.S.): 1-800-387-0825

E-mail: inquiries@cibcmellon.com

For Delivery by Mail:

P.O. Box 1036
Adelaide Street Postal Station
Toronto, Ontario M5C 2K4

For Delivery by Hand or Courier:

199 Bay Street
Commerce Court West
Securities Level
Toronto, Ontario M5L 1G9

The Dealer Manager for the Offer is:
CIBC WORLD MARKETS INC.
For Information Call:
Telephone: 416-594-7000

6th Floor
161 Bay Street
BCE Place, P.O. Box 500
Toronto, Ontario M5J 2S8

Any questions and requests for assistance may be directed by holders of Common Shares to the Depositary or the Dealer Manager at their respective telephone numbers and locations set out above.

The Instructions accompanying this Letter of Acceptance and Transmittal should be read carefully before this Letter of Acceptance and Transmittal is completed. The Depositary (see last page for address and telephone number) or your broker or other financial advisor will assist you in completing this Letter of Acceptance and Transmittal.

LETTER OF ACCEPTANCE AND TRANSMITTAL
FOR COMMON SHARES OF
STUART ENERGY SYSTEMS CORPORATION
Pursuant to the Offer dated November 30, 2004 made by
HYDROGENICS CORPORATION

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 12:01 A.M. (TORONTO TIME) ON JANUARY 6, 2005 UNLESS THE OFFER IS EXTENDED OR WITHDRAWN.

        This Letter of Acceptance and Transmittal, properly completed and duly executed, together with all other required documents, must accompany certificates for common shares (the "Common Shares") of Stuart Energy Systems Corporation (the "Company") deposited pursuant to the offer (the "Offer") dated November 30, 2004 made by Hydrogenics Corporation (the "Offeror") to holders of the Common Shares.

        The terms and conditions of the Offer are incorporated by reference in this Letter of Acceptance and Transmittal.

        Capitalized terms used but not defined in this Letter of Acceptance and Transmittal which are defined in the Offer to Purchase and Circular dated November 30, 2004 have the meanings set out in the Offer to Purchase and Circular.

TO:	HYDROGENICS CORPORATION
AND
TO:	CIBC MELLON TRUST COMPANY, at its offices set out herein.

        The undersigned delivers to you the enclosed certificate(s) for Common Shares and, subject only to the provisions of the Offer regarding withdrawal, irrevocably accepts the Offer for such Common Shares upon the terms and conditions contained in the Offer. The following are the details of the enclosed certificate(s):

Certificate Number(s)	Name in which Registered	Number of Common Shares Represented by Certificate	Number of Common Shares Deposited

TOTAL

(If space is insufficient, please attach list in above form.)

        The undersigned acknowledges receipt of the Offer and represents and warrants that the undersigned has good and sufficient authority to deposit, sell and transfer the Common Shares represented by the enclosed certificate(s) (the "Deposited Shares") and that when the Deposited Shares are accepted for payment by the Offeror, the Offeror will acquire good title to the Deposited Shares free from all liens, charges, encumbrances, claims and equities and in accordance with the following:

        IN CONSIDERATION OF THE OFFER AND FOR VALUE RECEIVED the undersigned irrevocably assigns to the Offeror all of the right, title and interest of the undersigned in and to the Deposited Shares and in and to any and all dividends, distributions, payments, securities, rights, warrants, property or other interests (collectively, "distributions") which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Shares or any of them on and after November 30, 2004, as well as the right of the undersigned to receive any and all distributions. If, on or after November 30, 2004, the Company should declare, make or pay any distribution (in respect of Common Shares accepted for purchase pursuant to the Offer) that is payable or distributable to the undersigned on a record date that is prior to the date of transfer of such Common Shares into the name of the Offeror or its nominees or transferees on the share register maintained by or on behalf of the Company, then (a) in the case of any cash dividend, distribution or payment in respect of the Common Shares, the amount of the dividends, distributions or payments shall be received and held by the undersigned, and to the extent that such dividends, distributions or payments do not exceed the value of the Offered Consideration (as determined by the Offeror), the Offered Consideration will be reduced by that number of Hydrogenics Common Shares having a value equal to the amount of such dividend, distribution or payment; (b) in the case of non-cash dividends, distributions, payments, rights or other interests, the whole of such non-cash dividend, distribution, payment, right or other interest shall be received and held by the undersigned for the account of the Offeror and shall be required to be promptly remitted and transferred by the undersigned to the Depositary for the account of the Offeror, accompanied by appropriate documentation of transfer; and (c) in the case of any cash dividends, distributions or payments in an amount that exceeds the value of the Offered Consideration (as determined by the Offeror), the whole of any such cash dividend, distribution or payment shall be received and held by the depositing Shareholders for the account of the Offeror and shall be required to be promptly remitted and transferred by the undersigned to the Depositary for the account of the Offeror, accompanied by appropriate documentation of transfer. Pending such remittance (in the case of (b) and (c) above), the Offeror will be entitled to all rights and privileges as owner of any such dividend, distribution, payment, right or other interest and may withhold all of the Hydrogenics Common Shares otherwise issuable by the Offeror to the undersigned pursuant to the Offer or deduct from the number of Hydrogenics Common Shares to be delivered by the Offeror pursuant to the Offer such number of Hydrogenics Common Shares with a value equal to the amount of or value of the dividend, distribution, payment, right or other interest, as determined by the Offeror in its sole discretion.

        Shareholders whose Common Share certificates are not immediately available or who cannot deliver their Common Share certificates and all other required documents to the Depositary at or before the Expiry Time must deliver their Common Shares according to the guaranteed delivery procedures set forth in Section 3 of the Offer, "Manner of Acceptance".

        The undersigned irrevocably constitutes and appoints each of Pierre Rivard, Gary Brandt and Jonathan Lundy, each of whom is an officer of the Offeror, and any other person designated by the Offeror in writing, the true and lawful agent, attorney and attorney-in-fact and proxy of the undersigned with respect to the Deposited Shares taken up and paid for under the Offer and any distributions on such Common Shares with full power of substitution (such power of attorney, being coupled with an interest, being irrevocable) to, in the name of and on behalf of the undersigned, (a) register or record the transfer and/or cancellation of such Deposited Shares and distributions consisting of securities on the registers of the Company; (b) for as long as any of such Deposited Shares are registered or recorded in the name of the undersigned (whether or not they are now so registered or recorded), vote, execute and deliver (provided the same is not contrary to applicable law), as and when requested by the Offeror, any and all instruments of proxy, authorization or consent in form and on terms satisfactory to the Offeror in respect of any such Deposited Shares and distributions, revoke any such instrument, authorization or consent to designate in any such instrument, authorization or consent any Person or Persons as the proxy of the undersigned in respect of such Deposited Shares and distributions, including, without limitation, in connection with any meeting (whether annual, special or otherwise or any adjournment thereof) of

2

holders of relevant securities of the Company; (c) execute, endorse and negotiate any cheques or other instruments representing any such distribution payable to or to the order of, or endorsed in favour of, the undersigned; and (d) exercise any and all rights of the undersigned with respect to such Deposited Shares and distributions.

        The undersigned revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Deposited Shares or any distributions. No subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, will be granted with respect to the Deposited Shares or any distributions by or on behalf of the undersigned, unless the Deposited Shares are not taken up and paid for under the Offer.

        The undersigned agrees not to vote any of the Deposited Shares taken up and paid for under the Offer, or distributions on such Deposited Shares consisting of securities, at any meeting and not to exercise any of the other rights or privileges attaching to any of such Deposited Shares or distributions consisting of securities, or otherwise act with respect thereto. The undersigned agrees further to execute and deliver to the Offeror, provided any such execution and delivery is not contrary to any applicable law, at any time and from time to time, as and when requested by, and at the expense of the Offeror, any and all instruments of proxy, authorization or consent, in form and on terms satisfactory to the Offeror, in respect of any such Deposited Shares or distributions consisting of securities. The undersigned agrees further to designate in any such instruments of proxy the person or persons specified by the Offeror as the proxyholder of the undersigned in respect of such Deposited Shares or distributions consisting of securities.

        The undersigned covenants and agrees to execute all such documents, transfers and other assurances as may be necessary or desirable to convey the Deposited Shares and distributions effectively to the Offeror.

        Each authority conferred or agreed to be conferred by the undersigned in this Letter of Acceptance and Transmittal may be exercised during any subsequent legal incapacity of the undersigned and shall survive the death, bankruptcy or insolvency of the undersigned, and all obligations of the undersigned in this Letter of Acceptance and Transmittal shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned. Except as stated in the Offer, the deposit of Common Shares pursuant to this Letter of Acceptance and Transmittal is irrevocable.

        The undersigned instructs the Offeror and the Depositary, upon the Offeror taking up the Deposited Shares, to mail the certificates representing Hydrogenics Common Shares and any cheques, payable in Canadian funds, by first class mail, postage prepaid, or to hold such share certificates and cheques for pick-up, in accordance with the instructions given below. Should any Deposited Shares not be purchased, the deposited certificates and other relevant documents shall be returned in accordance with the instructions in the preceding sentence.

        By reason of the use by the undersigned of an English language form of Letter of Acceptance and Transmittal, the undersigned and each of you shall be deemed to have required that any contract evidenced by the Offer as accepted through this Letter of Acceptance and Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l'usage d'une lettre d'envoi en langue anglaise par le soussigné, le soussigné et les destinataires sont présumés avoir requis que tout contrat attesté par l'offre acceptée par cette lettre d'acceptation et d'envoi, de meme que tous les documents qui s'y rapportent, soient rédigés exclusivement en langue anglaise.

(remainder of page intentionally left blank)

3

BLOCK A
ISSUE HYDROGENICS COMMON SHARES AND CHEQUE (IF ANY) IN THE NAME OF: (please print)
(Name)
(Street Address and Number)
(City and Province or State)
(Country and Postal (Zip) Code)
(Telephone — Business Hours)
(Tax Identification, Social Insurance or Social Security Number)

BLOCK B
SEND HYDROGENICS COMMON SHARES AND CHEQUE (IF ANY) (Unless Block "C" is checked) TO:
☐ SAME ADDRESS AS BLOCK A OR TO:
(Name)

(Street Address and Number)

(City and Province or State)

(Country and Postal (ZIP) Code)

BLOCK C
☐ HOLD HYDROGENICS COMMON SHARES AND CHEQUE (IF ANY) FOR PICK-UP

BLOCK D
☐ CHECK HERE IF COMMON SHARES ARE BEING DEPOSITED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE TORONTO OFFICE OF THE DEPOSITARY AND COMPLETE THE FOLLOWING (please print or type)
Name of Registered Holder:	Date of Guaranteed Delivery:

Name of Institution which Guaranteed Delivery:

4

INVESTMENT DEALER OR BROKER SOLICITING ACCEPTANCE OF THE OFFER

(Firm)	(Registered Representative)	(Telephone Number)

☐    CHECK HERE IF LIST OF BENEFICIAL HOLDERS IS ATTACHED

Signature guaranteed by (if required under Instruction 4):	Dated :
Authorized Signature	Signature of Shareholder or Authorized Representative (see Instruction 5)
Name of Guarantor (please print or type)	Name of Shareholder (please print or type)
Address (please print or type)	Name of Authorized Representative, if applicable (please print or type)
Address (continued)	Daytime telephone number of Shareholder or Authorized Representative

5

INSTRUCTIONS AND RULES

1.     Use of Letter of Acceptance and Transmittal

  (a)
  This Letter of Acceptance and Transmittal (or an originally signed facsimile thereof), together with accompanying certificates representing the Deposited Shares, must be received by the Depositary at the office specified below before 12:01 a.m. (Toronto time) on January 6, 2005, being the Expiry Time, unless the Offer is extended or withdrawn, or unless the procedures for guaranteed delivery set out in Instruction 2 below are employed.

  (b)
  The method used to deliver this Letter of Acceptance and Transmittal and any accompanying certificates representing Common Shares is at the option and risk of the holder, and delivery will be deemed effective only when such documents are actually received. The Offeror recommends that the necessary documentation be hand delivered to the Depositary at its office specified below, and a receipt obtained; otherwise, the use of registered mail with return receipt requested, properly insured, is recommended. Shareholders whose Common Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in depositing those Common Shares.

2.     Procedures for Guaranteed Delivery

        If a Shareholder wishes to deposit Common Shares pursuant to the Offer and (i) the certificates representing such Common Shares are not immediately available or (ii) the Shareholder cannot deliver the certificates representing such Common Shares and all other required documents to the Depositary on a timely basis at or prior to the Expiry Time, such Common Shares may nevertheless be deposited provided that all of the following conditions are met:

  (a)
  such a deposit is made by or through an Eligible Institution (as defined below);

  (b)
  a properly completed and duly executed Notice of Guaranteed Delivery in the form accompanying this Letter of Acceptance and Transmittal or an originally signed facsimile thereof is received by the Depositary at its Toronto office as set forth in the Notice of Guaranteed Delivery (by hand, facsimile transmission or mail) together with a guarantee in the form set forth in such Notice of Guaranteed Delivery by an Eligible Institution, at or prior to the Expiry Time; and

  (c)
  the certificates representing the Deposited Shares in proper form for transfer together with a properly completed and duly executed copy of the Letter of Acceptance and Transmittal, or an originally signed facsimile, must be received at the Toronto office of the Depositary on or before 5:00 p.m. (Toronto time) on the third trading day on the Toronto Stock Exchange after the Expiry Time.

        An "Eligible Institution" means a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP).

3.     Signatures

        This Letter of Acceptance and Transmittal must be filled in and signed by the holder of Common Shares accepting the Offer described above or by such holder's duly authorized representative (in accordance with Instruction 5).

  (a)
  If this Letter of Acceptance and Transmittal is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Acceptance and Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such transmitted certificate(s) are owned of record by two or more joint owners, all such owners must sign the Letter of Acceptance and Transmittal.

6

  (b)
  If this Letter of Acceptance and Transmittal is signed by a person other than the registered owner(s) of the accompanying certificate(s):

  (i)
  such deposited certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s); and

  (ii)
  the signature(s) on such endorsement or power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in Instruction 4 below.

4.     Guarantee of Signatures

        If this Letter of Acceptance and Transmittal is signed by a person other than the registered owner(s) of the Deposited Shares, or if payment is to be made to a name other than the registered owner(s), or if Deposited Shares not purchased are to be returned to a person other than such registered owner(s) or sent to an address other than the address of the registered owner(s) as shown on the registers of the Company, such signature must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

5.     Fiduciaries, Representatives and Authorizations

        Where this Letter of Acceptance and Transmittal is executed by a person on behalf of an executor, administrator, trustee, guardian, corporation, partnership or association or is executed by any other person acting in a representative capacity, this Letter of Acceptance and Transmittal must be accompanied by satisfactory evidence of the authority to act. The Offeror or the Depositary, at their discretion, may require additional evidence of authority or additional documentation.

6.     Partial Tenders

        If less than the total number of Common Shares evidenced by any certificate submitted is to be deposited, fill in the number of Common Shares to be deposited in the appropriate space on this Letter of Acceptance and Transmittal. In such case, new certificate(s) for the number of Common Shares not deposited will be sent to the registered holder unless otherwise provided as soon as practicable after the Expiry Time. The total number of Common Shares evidenced by all certificates delivered will be deemed to have been deposited unless otherwise indicated.

7.     Solicitation

        Identify the investment dealer or broker, if any, who solicited acceptance of the Offer by completing the appropriate box on the Letter of Transmittal and present a list of beneficial holders, if applicable.

8.     Miscellaneous

  (a)
  If the space on this Letter of Acceptance and Transmittal is insufficient to list all certificates for Deposited Shares, additional certificate numbers and number of Deposited Shares may be included on a separate signed list affixed to this Letter of Acceptance and Transmittal.

  (b)
  If Deposited Shares are registered in different forms (e.g., 'John Doe' and 'J. Doe'), a separate Letter of Acceptance and Transmittal should be signed for each different registration.

  (c)
  No alternative, conditional or contingent deposits will be accepted.

  (d)
  The Offer and any agreement resulting from the acceptance of the Offer will be construed in accordance with and governed by the laws of the Province of Ontario and the laws of Canada applicable therein.

  (e)
  Additional copies of the Offer to Purchase and Circular, the Letter of Acceptance and Transmittal and the Notice of Guaranteed Delivery may be obtained from the Depositary at its office at the address listed below.

9.     Lost Certificates

        If a share certificate has been lost or destroyed, this Letter of Acceptance and Transmittal should be completed as fully as possible and forwarded together with a letter describing the loss, to the Depositary. The Depositary will respond with the replacement requirements, which must be properly completed and submitted in good order to the Depositary on or prior to the Expiry Time.

7

The Depositary for the Offer is:

CIBC MELLON TRUST COMPANY

For Information Call:
Telephone: (416) 643-5500
Toll Free (within Canada and the U.S.): 1-800-387-0825

E-mail: inquiries@cibcmellon.com

For Delivery by Mail:

P.O. Box 1036
Adelaide Street Postal Station
Toronto, Ontario M5C 2K4

For Delivery by Hand or Courier:

199 Bay Street
Commerce Court West
Securities Level
Toronto, Ontario M5L 1G9

The Dealer Manager for the Offer is:
CIBC WORLD MARKETS INC.
For Information Call:
Telephone: 416-594-7000

6th Floor
161 Bay Street
BCE Place, P.O. Box 500
Toronto, Ontario M5J 2S8

Any questions and requests for assistance may be directed by holders of Common Shares to the Depositary or the Dealer Manager at their respective telephone numbers and locations set out above.

THIS IS NOT A LETTER OF ACCEPTANCE AND TRANSMITTAL

NOTICE OF GUARANTEED DELIVERY

for Deposit of Common Shares of

STUART ENERGY SYSTEMS CORPORATION

Pursuant to the Offer dated November 30, 2004 made by

HYDROGENICS CORPORATION

        This Notice of Guaranteed Delivery must be used to accept the offer to purchase dated November 30, 2004 (the "Offer") made by Hydrogenics Corporation (the "Offeror") for common shares (the "Common Shares") of Stuart Energy Systems Corporation (the "Company") if certificates for the Common Shares are not immediately available or time will not permit all required documents to reach the Depositary prior to the Expiry Time (as defined in the Offer). This Notice of Guaranteed Delivery may be delivered by hand, by courier or by mail or by facsimile transmission to the Toronto office of the Depositary at the address or facsimile number, as applicable, set out below.

        The terms and conditions of the Offer are incorporated by reference in this Notice of Guaranteed Delivery. Capitalized terms used and not defined in this Notice of Guaranteed Delivery which are defined in the Offer and Circular dated November 30, 2004 shall have the respective meanings set out in the Offer and Circular.

TO:    The Depositary, CIBC MELLON TRUST COMPANY

By Mail:	By Hand or Courier:	By Facsimile Transmission:

P.O. Box 1036 Adelaide Street Postal Station Toronto, Ontario M5C 2K4	199 Bay Street Commerce Court West Securities Level Toronto, Ontario M5L 1G9	(416) 643-3148

        Delivery of this Notice of Guaranteed Delivery to an address or transmission of this Notice of Guaranteed Delivery via a facsimile number other than set forth above does not constitute a valid delivery.

        This Notice of Guaranteed Delivery is not to be used to guarantee signatures. If a signature on the Letter of Acceptance and Transmittal is required to be guaranteed by an Eligible Institution, such signature must appear in the applicable space in the Letter of Acceptance and Transmittal.

        The undersigned hereby deposits to the Offeror, upon the terms and subject to the conditions set forth in the Offer and Letter of Acceptance and Transmittal, receipt of which are hereby acknowledged, the Common Shares listed below, pursuant to the guaranteed delivery procedures set forth in Section 3 of the Offer, "Manner of Acceptance — Procedure for Guaranteed Delivery".

        NOTE: DO NOT SEND CERTIFICATES FOR COMMON SHARES WITH THIS NOTICE OF GUARANTEED DELIVERY. CERTIFICATES FOR COMMON SHARES SHOULD BE SENT WITH YOUR LETTER OF ACCEPTANCE AND TRANSMITTAL.

Name(s) & Address(es) of Shareholder(s) (please print)	Certificate Number (if available)	Number of Common Shares Represented by Certificate	Number of Common Shares Deposited

TOTAL

(If space is insufficient, please attach list in above form.)

Area Code and Telephone Number:

Dated:
Signature(s)
Name of Shareholder(s) (please print)

GUARANTEE

(Not to be used for signature guarantee)

        The undersigned, a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP) (an "Eligible Institution") guarantees delivery to the Toronto office of the Depositary of the certificates representing the Common Shares deposited hereby, in proper form for transfer with a properly completed and duly executed Letter of Acceptance and Transmittal in the form enclosed herewith or an originally signed facsimile thereof, and all other documents required by the Letter of Acceptance and Transmittal, all at or before 5 p.m. (Toronto time) on the third trading day on the Toronto Stock Exchange after the Expiry Time, unless the Offer is extended or withdrawn.

(Firm)
(Authorized Signatory)
(Please Print Name and title)
(Address)
(Area Code and Telephone Number)
Dated:

2

This document is important and requires your immediate attention. If you are in any doubt as to how to deal with it you should consult your investment dealer, stockbroker, bank manager, lawyer or other professional advisor.

NOTICE OF EXTENSION

by
HYDROGENICS CORPORATION
of its
OFFER TO PURCHASE
all of the outstanding common shares of
STUART ENERGY SYSTEMS CORPORATION
on the basis of
0.74 common shares of Hydrogenics Corporation for every common share of

STUART ENERGY SYSTEMS CORPORATION

  The offer has been extended and is now open for acceptance until 6:00 p.m. (Toronto time)
  on January 20, 2005

This is an extension of the offer (the "Offer") by Hydrogenics Corporation (the "Offeror") to acquire all of the outstanding common shares (the "Stuart Energy Common Shares") of Stuart Energy Systems Corporation ("Stuart Energy").

Shareholders wishing to accept the Offer must deposit the certificates representing their Stuart Energy Common Shares together with the Letter of Acceptance and Transmittal previously provided to shareholders or a facsimile thereof, properly completed and duly executed, at or before 6:00 p.m. (Toronto time) on January 20, 2005 at the Toronto office of the Depositary specified in the Letter of Acceptance and Transmittal that accompanied the offering circular dated November 30, 2004 (the "Circular"), in accordance with the instructions in the Letter of Acceptance and Transmittal. The Offer may also be accepted by a holder by following the procedures for guaranteed delivery, using the Notice of Guaranteed Delivery that accompanied the Circular or a facsimile thereof. A shareholder whose Stuart Energy Common Shares are registered in the name of a broker, dealer, bank, trust company or other nominee should contact such broker, dealer, bank, trust company or other nominee if the Shareholder desires to deposit such Stuart Energy Common Shares.

Questions and requests for assistance may be directed to Wanda Cutler of Stuart Energy (905) 282-7769, the Dealer Manager for the Offer, CIBC World Markets Inc., or the Depositary. Additional copies of this document, the Circular, the Letter of Acceptance and Transmittal and the Notice of Guaranteed Delivery may be obtained without charge on request from the Dealer Manager or Depositary at their respective addresses shown on the last page of this Notice of Extension.

The Depositary for the Offer is:

CIBC MELLON TRUST COMPANY

For Information call:
Telephone: (416) 643-5500
Toll Free (within Canada and the U.S.): 1-800-387-0825

E-mail: inquiries@cibcmellon.com

January 6, 2005

NOTICE OF EXTENSION

January 6, 2005

TO:    HOLDERS OF COMMON SHARES OF STUART ENERGY SYSTEMS CORPORATION

        By notice to CIBC Mellon Trust Company (the "Depositary"), Hydrogenics Corporation (the "Offeror") has extended its offer dated November 30, 2004 to purchase all of the issued and outstanding common shares (the "Stuart Energy Common Shares") of Stuart Energy Systems Corporation (the "Company") on the basis of 0.74 common shares of the Offeror ("Hydrogenics Common Shares") for every Stuart Energy Common Share (the "Offer").

        The Offer will now be open for acceptance until 6:00 p.m., Toronto time, on January 20, 2005.

        Except as otherwise set forth in this Notice of Extension, the terms and conditions of the Offer set forth in the offering circular dated November 30, 2004 (the "Circular") continue to be applicable and this Notice of Extension should be read in conjunction therewith. Unless the context requires otherwise, terms not defined herein have the meanings set forth in the Circular.

1.     Recent Developments

        The Offeror has given notice to the Depositary to take up and pay for the 31,382,226 Stuart Energy Common Shares deposited to the Offer as of 12:01 a.m. on January 6, 2005. Upon taking up these Stuart Energy Common Shares, the Offeror will own 31,382,226 Stuart Energy Common Shares representing approximately 86% of the issued and outstanding Stuart Energy Common Shares (80% on a fully diluted basis).

2.     Extension of the Offer

        The Offeror has extended the Offer by extending the Expiry Time for the Offer from 12:01 a.m. (Toronto time) on January 6, 2005 to 6:00 p.m. (Toronto time) on January 20, 2005, pursuant to Section 5 of the Offer, "Extension and Variation of the Offer". Accordingly, the definition of "Expiry Time" in the Offer is amended to read in full as follows:

  "Expiry Time" means 6:00 p.m., Toronto time, on January 20, 2005, or such later time and date as may be fixed by the Offeror from time to time pursuant to Section 5 of the Offer.

3.     Withdrawal Rights

        Any Stuart Energy Common Shares deposited in acceptance of the Offer may be withdrawn by or on behalf of the depositing shareholder (unless otherwise required or permitted by applicable law):

  (a)
  at any time prior to the Expiry Time;

  (b)
  at any time before the Stuart Energy Common Shares are taken up by the Offeror; and

  (c)
  at any time after three business days from the date the Offeror takes up the Stuart Energy Common Shares, if such Stuart Energy Common Shares have not been paid for by the Offeror.

        Shareholders will otherwise have the right to withdraw their Stuart Energy Common Shares under the circumstances and in the manner set out in Section 6 of the Offer, "Withdrawal of Deposited Stuart Energy Common Shares".

4.     Payment for Deposited Shares

        The Offeror will take up and pay for the Stuart Energy Common Shares validly deposited under the Offer within ten days of the time of such deposit in accordance with applicable securities laws. All shareholders who deposit their Stuart Energy Common Shares to the Offer will receive 0.74 Hydrogenics Common Shares for each Stuart Energy Common Share taken up under the Offer, plus a cash amount in lieu of any fractional Hydrogenics Common Shares that would otherwise be issuable, as described under Section 7 of the Offer, "Payment for Deposited Stuart Energy Common Shares".

2

5.     Conditions Satisfied

        Each of the conditions of the Offer specified in Section 4 of the Offer have been satisfied and the Offer is now unconditional.

6.     Amendments to Offer

        The Offer, the Letter of Acceptance and Transmittal and Notice of Guaranteed Delivery are hereby amended to give effect to the specified amendment set forth in this Notice of Extension.

7.     Other Previously Disclosed Information

        On December 23, 2004, the Offeror and the Company issued a joint press release disclosing the following information:

  (a)
  The Independent Special Committee of the Company's Board of Directors has determined that the amount Dr. Hugo Vandenborre will receive upon cancellation of his consulting agreement (as described on page 22 of the Company's directors' circular), represents less than 5% of the value of the consideration that he expects he will be beneficially entitled to receive for his Stuart Energy Common Shares upon the successful completion of the Offer.

  (b)
  The Offeror will demand the outstanding loan to Mr. Jon Slangerup (as described on page 40 of the Circular) at such time as the market value of the shares pledged by Mr. Slangerup as security for the loan are equal to the outstanding principal amount of the loan.

8.     Statutory Rights

        Securities legislation in certain of the provinces and territories of Canada provides security holders of the Company with, in addition to any other rights they may have at law, rights for rescission or to damages, or both, if there is a misrepresentation in a circular or notice that is required to be delivered to such security holders. However, such rights must be exercised within prescribed time limits. Security holders should refer to the applicable provisions of the securities legislation of their province or territory for the particulars of those rights or consult with a lawyer.

9.     Approval and Certification

January 6, 2005

        The sending of this Notice of Extension has been authorized by the board of directors of the Offeror. The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. In addition, the foregoing does not contain any misrepresentation likely to affect the value or the market price of the Stuart Energy Common Shares which are the subject of the Offer.

HYDROGENICS CORPORATION

By: (Signed) PIERRE RIVARD President and Chief Executive Officer	By: (Signed) GARY BRANDT Chief Financial Officer
On behalf of the Board of Directors
By: (Signed) NORMAN M. SEAGRAM Chairman of the Board of Directors	By: (Signed) DONALD J. LOWRY Director

3

The Depositary for the Offer is:

CIBC MELLON TRUST COMPANY

For Information call:

Telephone: (416) 643-5500
Toll Free (within Canada and the U.S.): 1-800-387-0825

E-mail: inquiries@cibcmellon.com

For Delivery by Mail:

P.O. Box 1036
Adelaide Street Postal Station
Toronto, Ontario M5C 2K4

For Delivery by Hand or Courier:

199 Bay Street
Commerce Court West
Securities Level
Toronto, Ontario M5L 1G9

For Additional Information or Assistance Call:

Wanda Cutler of Stuart Energy Systems Corporation
Telephone: (905) 282-7769

or

The Dealer Manager for the Offer:

CIBC WORLD MARKETS INC.
Telephone: (416) 594-7000

6th Floor
161 Bay Street
BCE Place, P.O. Box 500
Toronto, Ontario M5J 2S8

PART II

INFORMATION NOT REQUIRED TO BE
DELIVERED TO OFFEREES OR PURCHASERS

Indemnification of Directors or Officers

Section 124 of the Canada Business Corporations Act, or the CBCA, provides:

  (1)
  A corporation may indemnify a director or officer of the corporation, a former director or officer of the corporation or another individual who acts or acted at the corporation's request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the corporation or other entity.

  (2)
  A corporation may advance moneys to a director, officer or other individual for the costs, charges and expenses of a proceeding referred to in subsection (1). The individual shall repay the moneys if the individual does not fulfil the conditions of subsection (3).

  (3)
  A corporation may not indemnify an individual under subsection (1) unless the individual: (a) acted honestly and in good faith with a view to the best interests of the corporation, or, as the case may be, to the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at the corporation's request; and (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual's conduct was lawful.

  (4)
  A corporation may with the approval of a court, indemnify an individual referred to in subsection (1), or advance moneys under subsection (2), in respect of an action by or on behalf of the corporation or other entity to procure a judgment in its favour, to which the individual is made a party because of the individual's association with the corporation or other entity as described in subsection (1) against all costs, charges and expenses reasonably incurred by the individual in connection with such action, if the individual fulfils the conditions set out in subsection (3).

  (5)
  Despite subsection (1), an individual referred to in that subsection is entitled to indemnity from the corporation in respect of all costs, charges and expenses reasonably incurred by the individual in connection with the defence of any civil, criminal, administrative, investigative or other proceeding to which the individual is subject because of the individual's association with the corporation or other entity as described in subsection (1), if the individual seeking indemnity (a) was not judged by the court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done; and (b) fulfils the conditions set out in subsection (3).

  (6)
  A corporation may purchase and maintain insurance for the benefit of an individual referred to in subsection (1) against any liability incurred by the individual (a) in the individual's capacity as a director or officer of the corporation; or (b) in the individual's capacity as a director or officer, or similar capacity, of another entity, if the individual acts or acted in that capacity at the corporation's request.

  (7)
  A corporation, an individual or an entity referred to in subsection (1) may apply to a court for an order approving an indemnity under this section and the court may so order and make any further order that it sees fit.

  (8)
  An applicant under subsection (7) shall give the Director notice of the application and the Director is entitled to appear and be heard in person or by counsel.

  (9)
  On an application under subsection (7) the court may order notice to be given to any interested person and the person is entitled to appear and be heard in person or by counsel.

In accordance with the CBCA, the By laws of Hydrogenics Corporation (the "Company") provide that:

  Subject to the provisions of the CBCA, the Company shall indemnify a director or officer, a former director or officer, or a person who acts or acted at the Company's request as a director or officer of a body corporate of which the Company is or was a shareholder or creditor (or a person who undertakes or has undertaken any liability on behalf of the Company or at the Company's request on behalf of any such body corporate), and such director or officer's heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which such director or officer is made a party by reason of being or having been a director or officer of the Company or such body corporate (or by reason of having undertaken such liability); and the Company shall with the approval of the court indemnify a person in respect of an action by or on behalf of the Company or body corporate to procure a judgment in its favour, to which such person is made a party by reason of being or having been a director or an officer of the Company or body corporate, against all costs, charges and expenses reasonably incurred by such director or officer in connection with such action if in case such director or officer:

  (a)
  acted honestly and in good faith with a view to the best interests of the Company; and

  (b)
  in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing that his conduct was lawful.

  Notwithstanding the foregoing, the Company shall, without requiring the approval of a court, indemnify any person referred to above, in respect of an action by or on behalf of the Company or body corporate to procure a judgment in its favour who has been substantially successful on the merits in the defence of any civil, criminal or administrative action or proceeding to which such person is made a party by reason of being or having been a director or officer of the Company or body corporate, against all costs, charges and expenses reasonably incurred by such person in respect of such action or proceeding, provided that such person has satisfied the appropriate conditions in (a) and (b) above.

  The Company may also indemnify such person in such other circumstances as the CBCA or law permits or requires. These provisions shall be in addition to and not in substitution for any rights, immunities and protections to which any director or officer is otherwise entitled.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

A policy of directors' and officers' liability insurance is maintained by the Company which insures directors and officers for certain losses as a result of claims, other than those excluded by the insurance policy, against the directors and officers of the Company in their capacity as directors and officers and also reimburses the Company for payments made pursuant to the indemnity provisions under the articles and the CBCA.

Exhibits

        The following exhibits have been filed as part of this Registration Statement on Form F-8.

EXHIBIT NUMBER	DESCRIPTION
1.1	Letter to Shareholders of Stuart Energy Systems Corporation (included in Part I of this Registration Statement)
1.2	Letter of Acceptance and Transmittal (included in Part I of this Registration Statement)
1.3	Notice of Guaranteed Delivery (included in Part I of this Registration Statement)
2.1	Support Agreement, dated November 10, 2004, between Hydrogenics Corporation and Stuart Energy Systems Corporation, incorporated by reference to Exhibit 3 of the Registrant's Report on Form 6-K (Commission File No. 000-31815) filed with the Securities and Exchange Commission on November 23, 2004
2.2	Lock-Up Agreement, dated November 10, 2004, between Stuart Energy Systems Corporation and each of Dr. Hugo Vandenborre, Samuel C. Johnson 1996 Trust, Samuel C. Johnson 1988 Trust I, Newstar Technology Limited, Mercator Verzekeringen N.V., Robert S. Torokvei, Douglas S. Alexander, Barrie Cook, Kelly T. Grindle, Peter C. Johnson, Jon Slangerup, Andrew T.B. Stuart, Robert W. Campbell, George P. Kempff, R. Randall MacEwen, Bart Van Ouytsel and Peter Wressell, incorporated by reference to Exhibit 2 of the Registrant's Report on Form 6-K (Commission File No. 000-31815) filed with the Securities and Exchange Commission on November 23, 2004
2.3	Depositary Agreement, dated as of November 30, 2004, between Hydrogenics Corporation and CIBC Mellon Trust Company
2.4	Dealer Manager Agreement, dated November 30, 2004, between Hydrogenics Corporation and CIBC World Markets
2.5	Confidentiality Agreement, dated as of November 12, 2004, between Hydrogenics Corporation and Stuart Energy Systems Corporation
3.1	Annual Information Form of Hydrogenics Corporation dated May 3, 2004, for the year ended December 31, 2003, incorporated by reference to the Registrant's Annual Report on Form 40-F (Commission File No. 000-31815) filed with the Securities and Exchange Commission on May 20, 2004
3.2	Comparative audited consolidated financial statements as at December 31, 2003 and 2002 and for each of the years in the three-year period ended December 31, 2003, together with the notes thereto and the auditors' report thereon, incorporated by reference to pages 44 through 71 of Exhibit 2 of the Registrant's Report on Form 6-K (Commission File No. 000-31815) filed with the Securities and Exchange Commission on May 20, 2004
3.3	Management's discussion and analysis of financial condition and results of operations for the three fiscal years ended December 31, 2003, 2002 and 2001, incorporated by reference to pages 18 through 43 of Exhibit 2 of the Registrant's Report on Form 6-K (Commission File No. 000-31815) filed with the Securities and Exchange Commission on May 20, 2004
3.4	Unaudited consolidated comparative interim financial statements for the three and nine months ended September 30, 2004 and 2003, including management's discussion of operating results contained therein, incorporated by reference to pages 12 through 22 of Exhibit 3 of the Registrant's Report on Form 6-K (Commission File No. 000-31815) filed with the Securities and Exchange Commission on November 16, 2004
3.5	Management's interim discussion and analysis of financial condition and results of operations for the three and nine months ended September 30, 2004 and 2003, incorporated by reference to Exhibit 3 of the Registrant's Report on Form 6-K (Commission File No. 000-31815) filed with the Securities and Exchange Commission on November 16, 2004

3.6	Information circular of Hydrogenics Corporation dated April 28, 2004 relating to the annual general meeting of Hydrogenics Corporation held on May 27, 2004, except for the information set out therein relating to the composition of the compensation committee and its report on executive compensation, the statement of corporate governance and any performance graph therein, incorporated by reference to Exhibit 4 of the Registrant's Report on Form 6-K (Commission File No. 000-31815) filed with the Securities and Exchange Commission on May 20, 2004
3.7	Material change report dated November 18, 2004 relating to Hydrogenics Corporation's proposed acquisition of Stuart Energy Systems Corporation, incorporated by reference to Exhibit 1 of the Registrant's Report on Form 6-K (Commission File No. 000-31815) filed with the Securities and Exchange Commission on November 23, 2004
3.8	Material change report dated February 3, 2004 relating to the offering by Hydrogenics Corporation of 11,000,000 common shares of Hydrogenics Corporation
3.9	Amended comparative audited financial statements of Stuart Energy Systems Corporation for the two years ended March 31, 2004 and 2003, together with the notes thereon and the auditors' report thereon and the audited comparative financial statements for the two years ended March 31, 2003 and 2002, together with the notes thereon and the auditors' report thereon
3.10	Unaudited comparative interim consolidated financial statements of Stuart Energy Systems Corporation for the six months and three months ended September 30, 2004 and 2003
4.1	Consent of PricewaterhouseCoopers LLP, Toronto, Ontario
4.2	Consent of KPMG LLP, Toronto, Ontario
5.1	Powers of attorney (included on the signature page of this Registration Statement)

PART III

UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS

Item 1. Undertakings

  (a)
  The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to this Form F-8 or to transactions in said securities.

  (b)
  Registrant further undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to any applicable Canadian federal and/or provincial or territorial law, regulation or policy, information regarding purchases of the Registrant's securities or of the subject issuer's securities during the exchange offer. Such information shall be set forth in amendments to this Form.

Item 2. Consent to Service of Process

        Concurrently with the filing of this Registration Statement on Form F-8, the Registrant is filing with the Commission a written irrevocable consent and power of attorney on Form F-X. Any change to the name or address of the agent for service of the Registrant shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the relevant Registration Statement.

III-1

SIGNATURES

        Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto, Province of Ontario, Canada on January 12, 2005.

HYDROGENICS CORPORATION
By:	/s/ PIERRE RIVARD Name: Pierre Rivard Title: Chief Executive Officer and President

POWERS OF ATTORNEY

        Each person whose signature appears below constitutes and appoints Pierre Rivard and Jonathan Lundy, and each of them, either of whom may act without the joinder of the other, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons on January 12, 2005 in the capacities indicated.

SIGNATURE	TITLE
/s/ PIERRE RIVARD Pierre Rivard	President, Chief Executive Officer, and Director (Principal Executive Officer)
/s/ NORMAN SEAGRAM Norman Seagram	Chairman of the Board of Directors
/s/ GARY BRANDT Gary Brandt	Chief Financial Officer (Principal Financial and Accounting Officer)
/s/ BOYD J. TAYLOR Boyd J. Taylor	Vice President, Business Development, Sales and Marketing and Director
/s/ JOSEPH CARGNELLI Joseph Cargnelli	Chief Technology Officer and Director
/s/ WESLEY TWISS Wesley Twiss	Director
/s/ DONALD J. LOWRY Donald J. Lowry	Director
/s/ V. JAMES SARDO V. James Sardo	Director
/s/ CAROLYN HANSSON Carolyn Hansson	Director
/s/ FRANK COLVIN Frank Colvin	Director

III-2

AUTHORIZED REPRESENTATIVE

        Pursuant to the requirements of Section 6(a) of the United States Securities Act of 1933, as amended, the undersigned has signed this Registration Statement, solely in the capacity of the duly authorized representative of the Registrant in the United States, in the City of Newark, Delaware on January 12, 2005.

By:	/s/ GREGORY F. LAVELLE Name: Gregory F. Lavelle Title: Managing Director

III-3

EXHIBIT INDEX

        The following exhibits have been filed as part of this Registration Statement on Form F-8.

EXHIBIT NUMBER	DESCRIPTION
1.1	Letter to Shareholders of Stuart Energy Systems Corporation (included in Part I of this Registration Statement)
1.2	Letter of Acceptance and Transmittal (included in Part I of this Registration Statement)
1.3	Notice of Guaranteed Delivery (included in Part I of this Registration Statement)
2.1	Support Agreement, dated November 10, 2004, between Hydrogenics Corporation and Stuart Energy Systems Corporation, incorporated by reference to Exhibit 3 of the Registrant's Report on Form 6-K (Commission File No. 000-31815) filed with the Securities and Exchange Commission on November 23, 2004
2.2	Lock-Up Agreement, dated November 10, 2004, between Stuart Energy Systems Corporation and each of Dr. Hugo Vandenborre, Samuel C. Johnson 1996 Trust, Samuel C. Johnson 1988 Trust I, Newstar Technology Limited, Mercator Verzekeringen N.V., Robert S. Torokvei, Douglas S. Alexander, Barrie Cook, Kelly T. Grindle, Peter C. Johnson, Jon Slangerup, Andrew T.B. Stuart, Robert W. Campbell, George P. Kempff, R. Randall MacEwen, Bart Van Ouytsel and Peter Wressell, incorporated by reference to Exhibit 2 of the Registrant's Report on Form 6-K (Commission File No. 000-31815) filed with the Securities and Exchange Commission on November 23, 2004
2.3	Depositary Agreement, dated as of November 30, 2004, between Hydrogenics Corporation and CIBC Mellon Trust Company
2.4	Dealer Manager Agreement, dated November 30, 2004, between Hydrogenics Corporation and CIBC World Markets
2.5	Confidentiality Agreement, dated as of November 12, 2004, between Hydrogenics Corporation and Stuart Energy Systems Corporation
3.1	Annual Information Form of Hydrogenics Corporation dated May 3, 2004, for the year ended December 31, 2003, incorporated by reference to the Registrant's Annual Report on Form 40-F (Commission File No. 000-31815) filed with the Securities and Exchange Commission on May 20, 2004
3.2	Comparative audited consolidated financial statements as at December 31, 2003 and 2002 and for each of the years in the three-year period ended December 31, 2003, together with the notes thereto and the auditors' report thereon, incorporated by reference to pages 44 through 71 of Exhibit 2 of the Registrant's Report on Form 6-K (Commission File No. 000-31815) filed with the Securities and Exchange Commission on May 20, 2004
3.3	Management's discussion and analysis of financial condition and results of operations for the three fiscal years ended December 31, 2003, 2002 and 2001 incorporated by reference to pages 18 through 43 of Exhibit 2 of the Registrant's Report on Form 6-K (Commission File No. 000-31815) filed with the Securities and Exchange Commission on May 20, 2004
3.4	Unaudited consolidated comparative interim financial statements for the three and nine months ended September 30, 2004 and 2003, including management's discussion of operating results contained therein, incorporated by reference to pages 12 through 22 of Exhibit 3 of the Registrant's Report on Form 6-K (Commission File No. 000-31815) filed with the Securities and Exchange Commission on November 16, 2004
3.5	Management's interim discussion and analysis of financial condition and results of operations for the three and nine months ended September 30, 2004 and 2003, incorporated by reference to Exhibit 3 of the Registrant's Report on Form 6-K (Commission File No. 000-31815) filed with the Securities and Exchange Commission on November 16, 2004

III-4

3.6	Information circular of Hydrogenics Corporation dated April 28, 2004 relating to the annual general meeting of Hydrogenics Corporation held on May 27, 2004, except for the information set out therein relating to the composition of the compensation committee and its report on executive compensation, the statement of corporate governance and any performance graph therein, incorporated by reference to Exhibit 4 of the Registrant's Report on Form 6-K (Commission File No. 000-31815) filed with the Securities and Exchange Commission on May 20, 2004
3.7	Material change report dated November 18, 2004 relating to Hydrogenics Corporation's proposed acquisition of Stuart Energy Systems Corporation, incorporated by reference to Exhibit 1 of the Registrant's Report on Form 6-K (Commission File No. 000-31815) filed with the Securities and Exchange Commission on November 23, 2004
3.8	Material change report dated February 3, 2004 relating to the offering by Hydrogenics Corporation of 11,000,000 common shares of Hydrogenics Corporation
3.9	Amended comparative audited financial statements of Stuart Energy Systems Corporation for the two years ended March 31, 2004 and 2003, together with the notes thereon and the auditors' report thereon and the audited comparative financial statements for the two years ended March 31, 2003 and 2002, together with the notes thereon and the auditors' report thereon
3.10	Unaudited comparative interim consolidated financial statements of Stuart Energy Systems Corporation for the six months and three months ended September 30, 2004 and 2003
4.1	Consent of PricewaterhouseCoopers LLP, Toronto, Ontario
4.2	Consent of KPMG LLP, Toronto, Ontario
5.1	Powers of attorney (included on the signature page of this Registration Statement)

III-5

QuickLinks

PART I INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS
  Item 1. Home Jurisdiction Documents
  Item 2. Informational Legends
  Item 3. Incorporation of Certain Information by Reference
  Item 4. List of Documents Filed with the Commission
NOTICE TO SHAREHOLDERS IN THE UNITED STATES
FORWARD-LOOKING STATEMENTS
EXCHANGE RATES
TABLE OF CONTENTS
GLOSSARY
SUMMARY
OFFER TO PURCHASE
CIRCULAR
The Toronto Stock Exchange
AUDITORS' CONSENT
AUDITORS' CONSENT
CERTIFICATE
ANNEX A INFORMATION CONCERNING HYDROGENICS CORPORATION
DOCUMENTS INCORPORATED BY REFERENCE
HYDROGENICS CORPORATION
RECENT DEVELOPMENTS
DESCRIPTION OF CAPITAL STOCK
DIVIDEND POLICY
CAPITALIZATION
ACQUISITION OF STUART ENERGY SYSTEMS CORPORATION
DOCUMENTS INCORPORATED BY REFERENCE REGARDING STUART ENERGY
RISK FACTORS
Risk Factors Related To Hydrogenics' Business
Risk Factors Related To The Fuel Cell Industry
Risk Factors Related To Ownership of Hydrogenics Common Shares
ELIGIBILITY FOR INVESTMENT
TRANSFER AGENT AND REGISTRAR
ANNEX B UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS OF HYDROGENICS CORPORATION
HYDROGENICS CORPORATION PRO FORMA CONSOLIDATED BALANCE SHEET As at September 30, 2004 (thousands of U.S. dollars) (unaudited)
HYDROGENICS CORPORATION PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS For the nine months ended September 30, 2004 (thousands of U.S. dollars, except share and per share amounts) (unaudited)
HYDROGENICS CORPORATION PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS For the year ended December 31, 2003 (thousands of U.S. dollars, except share and per share amounts) (unaudited)
HYDROGENICS CORPORATION NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS (in thousands of US dollars — except share and per share amounts) (unaudited)
(remainder of page intentionally left blank)
INSTRUCTIONS AND RULES
NOTICE OF GUARANTEED DELIVERY
GUARANTEE
HYDROGENICS CORPORATION
PART II INFORMATION NOT REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS
Exhibits
PART III UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS
  Item 1. Undertakings
  Item 2. Consent to Service of Process
SIGNATURES
POWERS OF ATTORNEY
AUTHORIZED REPRESENTATIVE
EXHIBIT INDEX